SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06039986

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.I. 6-20-06

Report on Form 6-K dated June 20, 2006

AKTIEBOLAGET SKF
(Exact name of registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's Name into English)

Kingdom of Sweden
(Jurisdiction of Incorporation or Organization)

Hornsgatan 1 Goteborg, Sweden
(Address of principal executive offices)

000-13722
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Yes: ☒ No: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☒ No: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosure: **Annual report to shareholders for the year ended December 31, 2005**

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 20, 2006

SKF

By: [signature]

Name: Lars G Malmer
Title: *Sr. Vice President, Group Communication*

SKF





Annual Report 2005

including Sustainability Report

About SKF Annual Report 2005 including Sustainability Report

Since 2002, financial and sustainability performance data have been integrated in SKF Annual Reports. This is to emphasise that sustainability issues are so embedded in all SKF operations that an integrated report is a more logical presentation of the Group's activities.

The reporting period is January-December 2005. The financial section of the report encompasses all units within the Group. The section on environmental performance covers the activities of the Group's manufacturing and distribution units, and technical and research centres. Sales units are included where they are on the same site as a manufacturing or distribution unit. Separate sales offices are excluded due to their minor environmental impact. Joint ventures are included where SKF has management control. The section on social performance relates to SKF manufacturing units, distribution centres, technical and engineering centres, and those units providing installation and maintenance services to customers.

Transparency of information

The financial data in this report has been verified externally and submitted to a full external audit. The Auditor's Statement can be found on page 93. The sustainability data has been submitted to a limited review by independent external auditors. The limited review has been performed in accordance with FAR's (the Institute for the accountancy profession in Sweden) draft standard on independent limited reviews of voluntary sustainability reports, and AccountAbility's AA 1000 assurance standard. Further information on AA 1000 is given on page 118. The Statement of Limited Review is on page 119. The environmental, health and safety management system is subject to internal auditing by the Group.

Choice of report formats

The SKF Annual Report 2005 is available in two formats: a printed report summarising the Group's financial and sustainability performance; and an Internet version which provides links to further information, including the sustainability performance data for the individual units. The Internet address for this further information is given on the inside back cover of the report.



SKF employees on the cover, from left:
Jonas Halvord, Group Finance
Susan Pak, Industrial Division
Daniel Barros, Service Division
Maya Chaudhari, Automotive Division
Richard Dafour, Industrial Division

On the scooter – Peugeot JetForce:
Madelene Wejdle, Industrial Division
Fredrik Norell, Group Finance

SKF employees on the backside cover, from left:
Johanna Björkner, Industrial Division
Guido Medina Mera, Industrial Division
Sandra Orréus, Industrial Division
Anna Alte, Group Communications

Some of SKF's customers are represented on the cover: Peugeot, Airbus 380, Siemens, Indesit, Gigant and Alstom.

Vision

To equip the world with SKF knowledge

Mission

To strengthen SKF's global leadership and sustain profitable growth by being the preferred company:

- for our customers and distributors
- for our employees
- for our shareholders

Drivers

- Profitability
- Quality
- Innovation
- Speed

Values

- Empowerment
- High ethics
- Openness
- Teamwork

Contents



This is SKF

The SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics, services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

- SKF was founded in 1907 and grew at a rapid rate to become a global company. As early as 1920, the company was well established in Europe, America, Australia, Asia and Africa. Today, SKF is represented in more than 130 countries. The company has more than 100 manufacturing sites and also sales companies supported by some 15 000 distributor locations. SKF also has a widely used e-business marketplace and an efficient global distribution system.

- The SKF business is organized in customer segments and, from 1 January 2006, the business will be grouped into three Divisions, the Industrial Division and the Service Division, servicing industrial OEM and aftermarket customers respectively, and the Automotive Division, including both automotive OEM and aftermarket customers. The total number of customers amounts to approximately two million.

- From the very beginning, SKF focused intensively on quality, technical development and marketing. Since it began operating, the Group's efforts in the area of research and development have resulted in numerous innovations that have created new standards and new products and solutions in the bearing world. In 2005, the number of first filings of patent applications was 176. SKF's technical knowledge and capabilities are within Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

- The Group has global ISO 14001 environmental certification and global health and safety management standard OHSAS 18001 certification. Its operations have also been approved for quality certification in accordance with either ISO 9000 or QS 9000.

Key Data

	2005	2004	2003
Net sales, MSEK	**49 285**	44 826	41 377
Operating profit, MSEK	**5 327**	4 434	3 307
Profit before taxes, MSEK	**5 253**	4 087	2 801
Basic earnings per share, SEK	**7.73**	6.42[2]	4.48[2]
Diluted earnings per share, SEK	**7.70**	6.42[2]	4.48[2]
Dividend per share, SEK	**4.00**[1]	3.00[2]	2.50[2]
Cash flow after investments, MSEK	**2 430**	2 153	2 495
Return on capital employed, %	**21.8**	19.0	13.9
Equity/assets ratio, %	**45.2**	49.3	43.4
Additions to property, plant and equipment, MSEK	**1 623**	1 401	1 379
Registered number of employees, 31 Dec	**38 748**	39 867	38 700

Number of shares 31 Dec 2005: 455 351 068 whereof A shares: 50 735 858, B shares: 404 615 210.

[1] Dividend according to the Board's proposed distribution of surplus.

[2] Figures have been recalculated to reflect the effects of the share split and redemption in 2005.

President's letter


Tom Johnstone
President and CEO

2005 was a very good year for the SKF Group. Our earnings per share continued to increase and, at SEK 7.73, were up 20 per cent on 2004. The Group's operating profit increased to MSEK 5 327, giving a margin of 10.8 per cent. Our sales continued to grow ahead of the market and increased by 9.9% in SEK and by 7.3% in local currencies. Cash flow was strong and, even though BSEK 4.2 was returned to our shareholders in 2005, the balance sheet remains healthy.

The strong financial results in 2005 came from a continuous focus on identifying, creating and delivering value to our customers and being paid for it, while at the same time improving productivity and reducing assets.

Based on the good performance, strong balance sheet and the positive outlook for the Group, the AB SKF Board has proposed an increase in the dividend of 33% to SEK 4 and, in addition, to ask the Annual General Meeting for a mandate to re-purchase SKF shares in order to positively manage the capital structure of the company.

SKF has clear financial targets, to deliver an operating margin level of 10%, while growing by 6% per annum in local currencies. SKF has also a clear strategy to become The knowledge engineering company through our platform and segment approach to the market.

*

During the year, we took a number of important steps to deliver on our targets and strategy and to position the Group for future growth and profitability. These steps focused on strengthening our different technical platforms, introducing new segment-focused solutions, improving our manufacturing structure, reducing our assets and improving our competences. In short, to make us more competitive and reduce our cyclicality.

To strengthen our mechatronics offer, we acquired Jaeger, a company that is a leader in Asia in actuation systems. Jaeger is based in Taiwan, with manufacturing in Taiwan and China. With this acquisition, SKF is now a world leader in actuation systems.

We also continued the integration of Vogel, which we acquired in 2004 and which has proved to be a strong addition to the SKF Group. Lubrication centres of excellence have been added in a number of key countries and, in addition, we acquired Sommers Industriteknik, a lubrication systems company in Sweden. During the year, we intensified our



"The strong financial results in 2005 came from a continuous focus on identifying, creating and delivering value to our customers and being paid for it, while at the same time improving productivity and reducing assets."

segment focus in the SKF Group and launched a number of new products, solutions and offers to our customers, which were specifically developed for their industry. We were also successful in gaining important new service contracts with leading companies such as Coca-Cola and Nestlé.

*

We are continuing to build our presence in the Asian region to allow us to benefit from the strong development in this region and also to develop a larger manufacturing base.

In China, a number of steps are being taken. We started to build a new factory for large sized bearings in the city of Dalian in the north east of the country. We also initiated the building of a larger factory for the manufacture of automotive bearings in Shanghai and are increasing the capacity of our deep groove ball bearing factory in Shanghai by adding new manufacturing channels. We are also building a new factory for our most recent acquisition in Asia, Jaeger, in the Shanghai area.

In Indonesia, we are doubling our capacity by building a new factory next to our existing facility in Jakarta to support the increased demand for our bearings from two-wheeler manufacturers.

Another exciting and challenging market in the Asian region is India. SKF has a long history in this market and has been the market leader for many years. We are growing fast in this market and are adding substantial capacity in both Pune and Bangalore, where we have our factories, in order to both meet this demand and also increase our exports.

However, we are not only focusing on Asia. Another key area for SKF is Latin America, where we have been particularly successful in growing our service business in line with our strategy. In addition, we are investing in an expansion of our Cajamar factory, in Brazil to manufacture bearings for the US automotive industry, and increasing our manufacturing in Tortuguitas, Argentina.

*

At the same time as we are accelerating in these expanding markets, we must also take steps to address our structure in other areas. In North America, the weak development of our automotive business has meant that we have had to take steps to restructure some of our manufacturing. We have started activities to close two factories and move the production within the USA and to Mexico and Asia. These moves will be completed at the end of this year.

Many customers are moving their manufacturing to Asia and Eastern Europe to take advantage of lower costs. This development has led to a reduced demand for certain products in Western Europe and consequently also for a need to reduce our manufacturing volumes for these products in this area. We have therefore initiated a process to reduce the number of employees at one of the Group's French plants, Fontenay le Comte, and to introduce early retirement programmes at some other plants in Western Europe.

During the year, we concluded negotiations related to reducing SKF's involvement in the speciality steel business. In May, together with Rautaruukki and Wärtsilä in Finland, we created a leading European long steel company, Oy Ovako Ab. SKF contributed with its steel company Ovako Steel AB and now holds 26.5% in the new company. I am fully convinced that this is an excellent solution for both SKF and our old subsidiary Ovako Steel AB. Ovako is now part of a group that has steel as its core business and will remain a key partner to SKF. The management of SKF can now focus fully on developing and delivering new solutions to our customers and potential customers.

All these steps will help to strengthen the SKF Group in the different markets and segments we serve. They are clearly in line with our strategy and we will continue to take further steps to increase our manufacturing in these fast growing areas and to further improve our capabilities to serve our customers by strengthening our platform and segment approach.

*

During the year, we increased our emphasis on attracting, retaining and developing the right people and competences for the SKF Group.



This was done through conferences, workshops and training programmes and the introduction of a new talent management process. The talent management process is a global process at SKF and is a long-term commitment to ensuring that we have the right resources in place to deliver on our strategy and to create the right environment to help our employees develop their skills and talents.

We also have streamlined our organization. The reduction in the number of divisions from five to three will make us more efficient, leaner and focused. It will also enable us to release resources to better support our frontline sales activities.

*

Last year, I highlighted our commitment to sustainability on different occasions. At SKF, we believe strongly in the need to take action to reduce global energy consumption. In our research and development, we focus on developing solutions that help our customers to be more energy efficient. We also work hard to reduce our own consumption within our factories and I am proud of our achievements. During 2005, we decided to further raise the target for reducing carbon dioxide emissions. We previously had a target of a 10% reduction within five years based on the volumes in 2002. We have now decided to reach 5% per annum, regardless of volumes. In 2005, the reduction was 7%.

Moreover, our work on sustainability meant that, in 2005, SKF was included in the Dow Jones Sustainability Group Index for the sixth consecutive year, as well as in the FTSE4Good Index Series for the fifth year in succession. I am also particularly proud that we were certified to OHSAS 18001 by Det Norske Veritas as the first of the large bearing companies in the world. OHSAS stands for Occupational Health and Safety Assessment Series. OHSAS 18001 is an international standard for health and safety management, to which organizations can be certified externally. SKF has used the OHSAS 18001 certification process to further increase our efforts to reduce work-related injuries and illnesses.

Since the introduction of the "Zero Accidents" initiative in 2000, SKF has cut the accident rate for the Group by some 75%. More than 100 units have achieved the SKF "Zero Accidents Award", an internal award given to business units, which achieve a minimum of one year without a work-related accident. Some SKF units have now achieved five consecutive years without a work-related injury.

*

In 2005, Six Sigma was further incorporated in SKF's improvement programmes and it is becoming an increasingly natural way to work. We have currently trained a total of 141 Black Belts, 99 of whom are employed as full-time project leaders, and another 673 Green Belts, who have been trained to become part-time project leaders. The SKF Six Sigma roadmap and training programmes currently include lean methodology and tools, which have been specially developed to facilitate improvement work even in non-manufacturing processes. At present, some 440 projects are on going and 230 projects were completed in 2005. Even at this early stage in the roll-out process Six Sigma is contributing positively to the SKF Group performance.

*

To summarize, 2005 was a very good year for SKF. I strongly believe that the SKF team did an outstanding job. We delivered according to our targets and we continued to take the steps necessary to strengthen the Group in line with our strategy and targets. We are on our way to becoming The knowledge engineering company.

I would like to take this opportunity to thank all the SKF employees for their excellent commitment and support during the year.

Göteborg, 26 January 2006

Tom Johnstone

Tom Johnstone
President and CEO

Shares and shareholders

Earnings per share, SEK



8
6
4
2
0
4.48
6.42
7.73
03
04
05

The SKF share as of 31 December 2005

SKF's A and B shares are listed on the Stockholm stock exchange since 1914. The total number of shares traded in 2005 was 723 294 334. SKF delisted the share from the London stock exchange in January 2005. The SKF B share is registered with the U.S. Securities and Exchange Commission and SKF's ADRs are traded on the OTC market.

A shares, unrestricted	50 735 858
B shares, unrestricted	404 615 210
Total	**455 351 068**

An A share entitles to one vote and a B share to one-tenth of a vote. It was decided at AB SKF's Annual General Meeting on 18 April 2002 to insert a clause in the Articles of Association which would allow owners of A shares to convert these to B shares. Of the total of 176 200 389 A shares converted to B shares up to December 2005, 14 708 034 were converted in 2005.

Shareholders' equity per share, SEK



40
30
20
10
0
33
37
39
03
04
05

Changes in share capital 1982–2005	Amount paid MSEK	Share capital MSEK	Number of shares in millions	Quote value per share SEK
1982 Bonus issue 1:4	–	1 350	27.0	50.00
1989 Split 4:1	–	1 350	108.0	12.50
1990 Conversion of debentures	62	1 412	113.0	12.50
1997 Conversion of bonds	11	1 423	113.8	12.50
2005 Split 5:1 and redemption	–	1 138	455.3	2.50

Cash flow after investments, before financing, per share, SEK



6
5
4
3
2
1
0
5.16
4.78
5.34
03
04
05

Price development of the SKF share



120
100
80
60
40
20
15
01
02
03
04
05
(c) SIX
A share
B share
SX All-Share (normalized after SKF B)

Share savings fund for employees

SKF Allemansfond, a national security savings fund for SKF employees in Sweden was started in 1984.
On 31 December 2005, the SKF Allemansfond had 646 members. 34% of the fund was invested in SKF shares. Assets amounted to MSEK 93.

Distribution of shareholding

Shareholding	Number of shareholders	%	Number of shares	%
1 – 1 000	31 337	75.1	10 977 152	2.4
1 001 – 10 000	9 177	22.0	24 542 214	5.4
10 001 – 100 000	855	2.1	25 407 858	5.6
100 001 –	341	0.8	394 423 844	86.6
	41 710	100.0	455 351 068	100.0

Source: VPC AB (Securities Register Centre) as of 30 December 2005.

The ten largest shareholders	A shares	B shares	Number of shares	Number of votes	In percent of voting rights	In percent of share capital
The Knut and Alice Wallenberg Foundation	24 000 000	20 740 000	44 740 000	26 074 000	28.59	9.83
Robur Funds	3 408 818	8 266 594	11 675 412	4 235 477	4.64	2.56
Skandia Liv	3 683 864	1 354 444	5 038 308	3 819 308	4.19	1.11
Alecta	2 244 604	7 600 000	9 844 604	3 004 604	3.29	2.16
Gamla Livförsäkringsbolaget SEB Trygg Liv	1 720 000	2 083 700	3 803 700	1 928 370	2.11	0.84
AFA Sickness Insurance	1 100 400	2 692 900	3 793 300	1 369 690	1.50	0.83
SEB Funds	696 800	4 769 270	5 466 070	1 173 727	1.29	1.20
Fidelity Funds European Growth	0	11 680 200	11 680 200	1 168 020	1.28	2.57
FPG Försäkringsbolaget Pensionsgaranti, ömsesidigt	930 400	497 600	1 428 000	980 160	1.07	0.31
Handelsbanken Funds	0	9 255 990	9 255 990	925 599	1.01	2.03
Total	37 784 886	68 940 698	106 725 584	44 678 955	48.97	23.44

Source: VPC AB's public share register as of 30 December, 2005.

As of 31 December 2005, about 57% of the share capital was owned by foreign investors, about 36% by Swedish companies, institutions and mutual funds and about 7% by private Swedish investors. Most of the shares owned by foreign investors are registered through trustees, so that the actual shareholders are not officially registered.

Geographical ownership


Sweden
Europe excl. Sweden
USA
Rest of the world
2003
2004
2005

Source: SIS Ägarservice AB

Per-share data (Definitions, see Note 1)

Swedish kronor/share	2006	2005	2004	2003	2002	2001	2000	1999
Earnings/loss per share		7.73	6.42	4.48	5.42	4.76	4.31	2.44
Dividend per A and B share		4.00[1]	3.00	2.50	2.00	1.50	1.31	1.00
Total dividends, MSEK	1 821[1]	1 366	1 138	911	683	598	455	228
Redemption, MSEK		2 846						
Purchase price of B shares at year-end on the Stockholm stock exchange		111.50	67.96	63.83	51.89	47.30	32.72	47.53
Shareholders' equity per share		39	37	34	36	36	30	25
Yield in per cent (B)		3.6	4.4	3.9	3.9	3.2	4.0	2.1
P/E ratio, B		14.4	10.6	14.2	9.6	9.9	7.6	19.5
Cash flow after investments, before financing per share		5.34	4.73	5.48	5.81	9.38	6.33	4.87

The years 2003 and 2004 have been restated according to IFRS 1. Previous years are reported according to Swedish GAAP. The years 1999 to 2004 have been recalculated to reflect the effects of the split and redemption in 2005.

[1] According to the Board's proposal for the year 2005.

Analysts who follow SKF

ABG Securities
Klas Andersson

Alfred Berg Fondkommision
Johan Trocmé
Ann-Sofie Nord

Carnegie
Oscar Stjerngren

Citigroup Investment Research
Tim Adams

Commerzbank
Thomas Rau

CAI Cheuvreux
Patrik Sjöblom

Credit Suisse First Boston
Patrick Marshall

Danske Bank
Henrik Breum

Deutsche Bank
Andrew Carter

Dresdner Kleinwort Wasserstein
Colin Grant

Evli Bank
Magnus Axén

Exane
Xavier Le Roy

Fischer & Partners FK
Henrik Moberg

Goldman Sachs International
James Moore

Handelsbanken Capital Markets
Henrik Saläng

Hagströmer & Qviberg Fondkommission
Hans-Olov Öberg

JP Morgan Securities
Nick Paton

Kaupthing Bank
Peder Frölén

Lehman Brothers
Brian Hall

MainFirst Bank
Dirk Nettling

Merrill Lynch
Benjamin Maslen
Mark Troman

Morgan Stanley
Gustaf Lindskog

Oppenheim Research
Winfried Becker

SEB Enskilda
Anders Eriksson

SG Securities
Gaël de Bray

Standard & Poor's
Lars Glemstedt

Steubing AG
Mark Henderson

Swedbank Markets
Mats Liss

UBS
Michael Hagmann

Öhman Fondkommission
Anders Roslund

SKF – The knowledge engineering company

SKF delivers a wide range of products and services to a large number of customers in a variety of industries and to all the geographical regions of the world. SKF service and product offerings are tailored to meet the specific requirements, conditions and needs of each customer.

Since 1907, SKF has built an extensive customer knowledge base through its work with different industries in many countries and has established its technical knowledge base through the continual development of its many different products, solutions and services. SKF's technical knowledge and capabilities are within: Bearings and units, Seals, Mechatronics, Services and Lubrication systems. In terms of sales, SKF is the leading global supplier of products, customer solutions and services in the roller bearing business and a leading seals supplier. SKF also enjoys an increasingly important position in the market for linear motion products, high precision bearings, spindles, spindle services for the machine tool industry, electrical actuators, actuation systems, reliability systems and lubrication systems.

SKF utilizes the capabilities of all the platforms to offer its customers tailor-made solutions that are designed to strengthen their offer to their customers or will make their production more effective. SKF also focuses on offering environmentally sound solutions that reduce energy consumption or the need for lubricants.

SKF's industrial customers manufacture products and equipment such as pumps, fans, compressors, motors, gearboxes, machine tools, paper machines, steel mills, printing presses and wind-mills. These customers impose rigorous demands on the Group's ability to develop and deliver products and solutions that offer the highest possible performance and the most efficient asset utilization. This requires SKF to have a thorough knowledge not only of its customers' products but also of their markets and of their customers, including the challenges that the latter, in their turn, could be facing. SKF focuses on continuously developing its products and solutions, which are often customized to meet demanding technical criteria. Original Equipment Manufacturer (OEM) customers in these segments number more than ten thousand. The needs of these OEM customers are primarily handled through SKF's Industrial Division, which offers both a wide range of highly qualified products and advanced engineering services, including high-tech computer simulations and calculations.

The responsibility for the industrial aftermarket lies within the SKF Service Division, that provides replacement products and services for end-users. SKF and the largest network of authorized distributors in the bearing world have together developed a service organization that is unique. SKF and some 7 000 distributors are not only close to their customers wherever they are in the world, but their combined knowledge also ensures a thorough understanding of customers' needs and requirements. With an efficient supply chain, technical and logistic services and e-business portals, SKF and its distributors have developed the right stock profile and availability to offer the right solutions to customers. Providing an end-user solution means supplying the right bearing, seal, lubricant or other products in a timely manner to keep the customer's factory operating. A solution also helps the customer increase the productivity of a factory through maintenance and reliability services and systems. This offer of asset management includes a large number of different products, from hand-held computers for monitoring the condition of a piece of equipment to sophisticated software that enables the customer to make the right decisions to optimize the utilization of assets. The solution for the latter includes mechanical services, preventive maintenance, predictive maintenance, condition monitoring and systems for decision support in the maintenance work.



At the Spallation Neutron Source (SNS) laboratory in Tennessee, scientists from across the USA gather to study neutrons. The new technology is designed to produce neutrons with acceleration, called spallation, which is 10 to 15 times more effective than using reactors. Using this technology, the sprinting protons flow into an accumulator ring and are then thrust onto the target of liquid mercury, scattering neutrons into 18 beam lines. These lines are fitted with SKF choppers, mechanical devices that allow selected neutrons to arrive at their final destination, the detector.

Studying neutrons can be particularly useful in magnetic materials and compounds that contain hydrogen. These can be found in technological applications such as computers, the development of vaccines and medicines and the design of new plastics.





SKF has delivered the largest bearing ever to be used in a swing bridge to G&G Steel Inc. It is a spherical roller thrust bearing, which provides very good stability. The bearing also features SKF's NoWear® coating, which protects the rolling surfaces and enables a service life between 50 and 100 years.

The Third Avenue Bridge weighs 2 700 tonnes and rests in the centre on this spherical roller thrust bearing. The bridge spans New York City's Harlem River, a 13-kilometre strait that separates the city from the boroughs of the Bronx and Queens.

Furthermore, a few years ago, SKF introduced a new concept to the industrial aftermarket called Certified Maintenance Partners. SKF's partners, who have increased their skills and expertise with the help of SKF, can now offer end-users certain maintenance and reliability services that were previously only provided by SKF.

Over the last seven years, SKF has developed maintenance solutions, technology and asset management in order to provide solutions that optimize plant asset efficiency and maintenance. This has been achieved through acquisitions and internal business development. Managing knowledge and intellectual capital are the key components that are contributing to SKF's success in the service business.

SKF's Industrial and Service Divisions work closely together to identify customers' needs and ensure that the Group's capabilities are effectively utilized throughout the entire life cycle of the equipment they serve. In 2005, they jointly represented more than half of the Group's total net sales and more than two-thirds of the Group's operating profit.

Another customer category comprises the manufacturers of large series of products for which there are specific and exacting requirements in terms of technology, quality, logistics, environment, safety and price. These customers, the manufacturers of cars and trucks, household appliances, small electric motors, two-wheelers and similar products, are serviced through the Automotive and Electrical Divisions.

In this context, using SKF's knowledge and long-term partnerships with world-leading manufacturers, a differentiated offer is proposed, switching from standard to customized bearings and to integrated solutions. For instance special support units for washing machine drums or mechatronic units suitable for motor control or tachometry allow customers to simplify their supply chain and obtain SKF quality in complex sub-assemblies.

The Automotive Division supplies automotive manufacturers and the automotive aftermarket. In this case, SKF deals with the automotive manufacturers and with their direct suppliers. Since the lead time for developing a new generation of cars or trucks is approximately four to six years, SKF's dialogue and product development involvement







The SKF chopper solutions are built and levitated by maintenance-free magnetic bearings, eliminating the time-consuming and potentially dangerous service that involves the risk of handling radiation. The sizes of the slits and windows through which the neutrons pass can be modified in each chopper to meet the specifications of the scientist.





The new Vector C15 truck from BT Industries is capable of lifting one-tonne loads as high as 14 metres. The steering unit was developed in close co-operation between BT Industries and SKF. It contains mechatronic machine components covering the field of both sensor and bearing engineering, combining versatile deep groove ball bearings with sensor units shielded from external influences. The C15 truck also uses SKF sensor-bearing units for the positioning of the height of the turret head.

with the customer starts several years before the start of production. Customer demands in terms of innovation, performance and quality are very high and almost all automotive products and solutions are specifically designed for each individual customer. The SKF knowledge that is acquired by managing automotive customers' demands is often utilized by other units within the SKF Group, thereby creating positive synergies.

The SKF offerings to the automotive market have evolved over time from different types of bearing towards more unitized modules, integrating knowledge and the capabilities of bearings, sealing solutions, mechatronics and lubrication systems. SKF application engineers tailor integrated solutions to achieve the optimal and most beneficial design for each customer.

Another characteristic of the automotive business is that volumes are generally very high. The business scope normally covers a total vehicle life cycle, which naturally varies for different cars and trucks but usually extends to approximately six to eight years. High annual volumes, in combination with a vehicle life-cycle scope, form the basis of these large contracts. Ultimately, the volume will depend on how successful the automotive producers are in terms of sales of cars and trucks to end-customers.

To service the automotive aftermarket, SKF operates the vehicle service market business. For many years, this business has been based on SKF's "kit" concept. The idea is to offer service station mechanics a convenient solution to help speed up and facilitate repair work. By putting together repair kits with all the components that are needed for a change of wheel bearings, water pumps, timing belts and so on, it is possible for the mechanic to pick the right kit for a repair. The specific kit for the car model is listed in both a catalogue and a computer-based system. SKF currently has approximately 6 000 different kits on the market.

SKF Aerospace supplies the aerospace business, which includes both original equipment manufacturers and the aftermarket. SKF is a supplier of products and services to different levels in the supply chain, including manufacturers of engines and gearboxes, fixed wing aircraft, helicopters and maintenance, repair and overhaul organizations. The aerospace business is characterized by very long development and qualification lead times, followed by application life cycles that are often longer than 20 years. Production volumes are generally low compared with other industries. The products are custom-designed for each application. SKF works in close co-operation with its customers to develop innovative products and to devise solutions to meet very challenging demands. Aerospace applications have the most rigorous requirements for reliability and quality. The products need to have a very high strength-to-weight ratio and must be able to perform under extreme operating conditions. The knowledge acquired from the aerospace business is also used in other businesses with very challenging demands, such as applications for high-speed trains and racing cars.

SKF's markets

The world bearing market
The size of the world bearing market is usually defined as global sales of rolling bearings, which comprise ball and roller bearings of various designs. SKF estimates that this market is worth more than SEK 220 billion a year, excluding various types of mounted bearing unit. The Western-European and North-American markets each account for about 25% of this world bearing market, while China and Japan each account for approximately 15%. Other markets that have a sizeable local production of bearings and are recording interesting growth are the Republic of Korea, India and Thailand, as well as Central and Eastern Europe.

SKF is the world leader for bearings and the largest supplier to the European markets. In Western Europe, SKF is closely followed by the German Schaeffler Group, with its INA and FAG brands. SKF is number two in North America, with the US company, Timken (incl. Torrington) as the largest supplier there. SKF is the number-one supplier in the Asian markets outside Japan. The Japanese bearing market is dominated by the domestic manufacturers NSK Ltd, NTN Corp. and Koyo Seiko (renamed JTEKT following its merger with Toyoda Machine Works as of 1 January 2006).

The largest, and also the fastest growing of the emerging markets, is China. It is a very fragmented market with many local manufacturers. SKF is one of the leading bearing companies in China – both as an importer and a local manufacturer. In recent years all the major international bearing companies have set up production in the country. China is expected to show significant growth over the next few years both as a market and as a global supply base.

The Central and Eastern European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers serving more than 50% of the market. Their total size, however, accounts for only a few percentage points of the world market.

The rolling bearing world can also be divided according to the different types of bearings. Ball bearings, of various designs, account for more than half the market, while different roller bearings make up the balance. The most popular of the ball bearing types is the deep groove ball bearing, which accounts for about one third of the total world bearing market. Other ball bearings are angular contact ball bearings, self-aligning ball bearings, thrust ball bearings and hub bearing units for automotive wheels. The roller bearings are named according to the shape of the rollers. They can be cylindrical, spherical, tapered, or needle shaped. The largest of the roller bearing families is the tapered roller bearing, with a share of less than 20% of the total world bearing market. Sales of this type of bearing have declined over the last 15 years, as wheel hub units incorporating balls now replace tapered roller bearings to a large extent.

The polymer seals market
SKF is also a leading company within the polymer seals market and estimates that the world market for various automotive, industrial and aerospace applications is worth approximately SEK 60 billion per year. The Western-European and North-American markets each account for about one third of this, while the Asian market accounts for about one quarter. With a market share of below 10%, SKF is, nevertheless, one of the major suppliers to the fragmented polymer seals market. SKF has particularly strong positions in bearing seals and automotive seals. The German Freudenberg Group (including its partnerships with the Japanese company NOK) is the largest supplier on the world polymer seals market, followed by the US company Parker Hannifin and the Swedish company Trelleborg.

The lubrication systems market
The market for lubrication systems is mainly divided into two segments, oil- and grease-based systems. The total world market for both segments totals approximately SEK 10 billion. SKF's acquisition in 2004, Willy Vogel AG, is the leader in the global oil-lubrication systems market and is also a strong player in grease lubrication. Vogel is the clear market leader in Europe for oil and grease lubrication. The largest competitor in lubrication systems is the US company Lincoln Industrial Corp. Lincoln focuses on grease-lubrication systems and is the largest company within this segment, as well as being the leader in the total US market. Vogel and Lincoln together cover more than 20% of a very fragmented world market.

The linear motion market
The linear motion market comprises very many different products unified by the fact that they all provide linear movements. The industry consists of a very large number of companies, some of which have evolved from firms producing mechanical components, while others specialize in motors or controls. All the companies which provide linear-motion control combine mechanics, electric motors and controls. The value of the world motion-control market, including systems and components, is in the region of SEK 100 billion. SKF focuses primarily on the medical, healthcare, machine tool and factory automation segments, by providing products such as actuators, linear guides and ball and roller screws or complete subsystems. SKF's annual growth rate in this business is in the two-digit per cent area.

The asset efficiency market
In the asset efficiency market, SKF is successfully developing in the service business, selling reliability and asset efficiency with a full portfolio from maintenance consultancy to on-site maintenance and a complete range of reliability software and hardware. SKF is opening up a new market by offering customers support for their asset performance. In this way, SKF is creating a more secure and predictable demand for its core products, as well as generating new revenues. It is difficult to define the exact size of this asset efficiency market, but it is clearly growing rapidly. A larger percentage of the SKF Group's sales will be service and software related in the future. Each year, these products are increasing their contribution to the Group. As a consequence SKF has extended its leadership in the reliability systems business among its traditional bearing competitors, and, by virtue of its specialist knowledge of friction management, SKF has developed a leading niche in prolonging the life cycle of rotating machinery assets.

SKF's new products and new technologies


Seals
Bearings and units
Mechatronics
Services

Many developments were made across the five platforms in 2005. A brief selection from each platform now follows.

Bearings and units
For the steel industry, the SKF Smart Chock Unit is a unit that houses the heavy rollers used to reduce large steel slabs to flat thick sheets of steel. The unit incorporates sensors and software that enable the early detection of work defects and bearing problems, enabling cost-saving maintenance to be performed.



Pitch and yaw bearings

For the mining industry, a large-sized spherical roller bearing with a specially designed integrated seal with a rubber bellows was developed. The new bearing with integrated seals excludes contamination while allowing for greater misalignment, resulting in a longer service life and lower maintenance costs, due to lower grease usage and longer re-lubrication intervals.

For the aerospace industry, a new fatigue-resistant, highly damped, silicone elastomer compound, initially developed for the main rotor lead-lag dampers of the latest Bell Helicopter Model 429. Moulded into a single unit, the elastomeric damper provides critical take-off, in-flight and landing dynamic damping, while eliminating the multi-piece assembly, leakage and/or wear associated with hydraulic and friction dampers.

For the wind energy industry, new products and capabilities include:

- Pitch and yaw bearings that allow the turbine blades to be turned into the direction of the wind to maximize energy output. These bearings have special surface treatments to protect them from the corrosion caused by the harsh onshore and offshore turbine environment. A patented seal solution avoids grease leakage and water ingress. With much reduced grease leakage, the environmental impact over the service life of the turbine is greatly reduced.



Double row taper bearing with PEEK cage

- For the new generation of large turbines, SKF has developed a new bearing to reduce nacelle weight and cost for turbine builders and operators. The bearing is a double-row taper roller bearing with a segmented cage made from polyetherketone (PEEK). PEEK is a high-grade engineering polymer material that provides high operational reliability and very low friction.

Seals
A patented valve stem seal has been developed for engine applications for heavy-duty trucks and buses. The seal improves the quality of the emissions and enhances engine performance by withstanding high pressure during the operation of the vehicle. Traditional seal designs open under such high pressure, and this can cause uncontrolled oil

metering and adverse exhaust emissions. Furthermore, when this results in disturbances to the lubrication of the valve, excessive wear to the valve guide can occur, thereby significantly shortening service life.

For truck applications, SKF has modified an existing seal design to incorporate an elastomeric device that reduces vibration in the steering wheel. Deliveries to a large US organization began in the summer of 2005.

Mechatronics

For the medical industry, SKF has designed and delivered two complete tables to major OEMs, Siemens Medical Systems and Richard Wolf GmbH. The tables are incorporated into machines for urology and kidney stone treatment. SKF technology allows the precision multi-axis positioning of the patients by the doctors, thereby providing greater accuracy in analysis and treatment with maximum ease and comfort for the patient and the doctor.



Actuator lifetime monitoring unit

Actuator lifetime monitoring is an intelligent electronic SKF innovation which can easily be integrated into most SKF electromechanical actuators. There is no other equivalent device on the market. With this optional feature, customers have the opportunity continuously to follow and evaluate the status of an actuator in its application. An integrated LED and a buzzer indicate the approaching end of service life. The data can easily be transferred to a PDA or hand-held computer. The data analysis software enables the users to keep accurate records and propose pro-active maintenance plans.

The next generation of the SKF Copperhead fault detection system has been developed to detect machinery faults in equipment for the mining, mineral processing and cement industries. It can also be applied to machinery in other industries. The monitoring system is able to operate continuously and allows process industry users to reduce downtime, reduce maintenance and repair costs and improve reliability and worker safety.

Lubrication systems

Minimal Quantity Lubrication (MQL) systems reduce machining time, increase tool life, reduce the amount of lubricant used, improve productivity and reduce damaging effects to the operator and environment that can occur with oil mist.

In machining operations such as turning, milling, drilling and so on, average machining times can be reduced by 40% and tool life can be extended by 300%. Lubricant use can be greatly reduced compared to water-based flood coolant systems.

Three new developments in MQL systems are:

DigitalSuper and VarioSuper – two flexible and powerful high-end systems for complex machining centres and turning and milling machines.

VTEC – a modular system that enables each customer to configure a system to match his requirements without any new design to his equipment. VTEC offers more than 100 million solutions. Configuration is made easy via SKF software.

The new SKF machine tool spindles have integrated automatic lubrication. The support bearings of the new spindles are continuously supplied with minimum quantities of lubricant and are protected by innovative oil streak sensors that detect the absence of oil in the event of lubrication system failure. Customer benefits include a fully optimized spindle system with improved machining performance, greater reliability of the spindle, much reduced lubricant consumption and higher productivity.

Compact greaser is an innovative, low-cost lubrication system for supplying grease to up to five lubrication points on linear guides in the machine tools industry. The system ensures an approximate five-year, service-free operation, even in difficult environments. It is also small, lightweight and easy to install.



Minimal Quantity Lubrication processing

Services

SKF WindCon 2.0 is an expanded version of the very successful wind turbine monitoring system. The new system has internet access to the monitored data, enabling easy off-site downloading and data analysis. This allows park operators to detect potential problems at a very early stage and take action to eliminate or rectify the problem. The system also allows many turbines in the park to be monitored at the same time, while individual data per turbine can be selected for viewing at any time. This allows for streamlined planning which can reduce maintenance costs substantially compared to traditional maintenance routines.



SKF Microlog

Two new families of data collectors/analysers, GX and MX SKF Microlog, enable technicians with skill levels ranging from maintenance technician to reliability expert to take multi-parameter measurements. When used with SKF's family of reliability software applications, the collectors/analysers provide a complete portable vibration-analysis package. By selecting the specific applications they require, users can create an instrument that is tailored to their exact requirements. Should their needs change, further modules can be installed at a later date, ensuring an upgrade path without the need to invest in new hardware.

Board of Directors' Report

The SKF Group's profit before taxes in 2005 amounted to MSEK 5 253 (4 087). Operating profit was MSEK 5 327 (4 434). Earnings per share amounted to SEK 7.73 (6.42). Cash flow after investments before financing for the year amounted to MSEK 2 430 (2 153). Return on capital employed for the 12-month period ended 31 December was 21.8% (19.0). The Group's net sales increased by 9.9%, from MSEK 44 826 to MSEK 49 285. This increase was attributable to volume 5.0%, price/mix 3.4%, structure -1.1% and currency effects 2.6%. Compared with 2004, exchange rates for the full year 2005, including the effects of translation and transaction flows, had a negative effect on SKF's operating profit of an estimated MSEK 150.

The Group's financial net was MSEK -74 (-347). MSEK 321 of the interest-bearing loans was amortized in 2005. Interest-bearing loans at year-end totalled MSEK 4 296 (1 116), while provisions for post-employment benefits amounted to MSEK 4 916 (4 655). SKF's capital expenditure on property, plant and equipment amounted to MSEK 1 623 (1 401). Depreciation was MSEK 1 485 (1 551). Of the Group's total capital expenditure, MSEK 89 (72) was attributable to the improvement of SKF's environment both internally and externally. Expenditure on research and development was MSEK 837 (784), corresponding to 1.7% (1.7) of annual sales. Development expenditure on IT solutions and customized solutions is not included. The number of first filings of patent applications was 176. The number in 2004 was 189.

Net sales per Division 2005



Aero and Steel Division:
Steel 2%
Aerospace 5%
Electrical Division 4%
Automotive Division 31%
Industrial Division 26%
Service Division 32%

Launch of a 350 million euro dual-tranche bond

SKF issued a 100 million euro three-year floating-rate note and a 250 million euro five-year bond in order to finance its share redemption programme.

Share split and redemption

The 2005 Annual General Meeting decided on a share split of 5:1 and the subsequent redemption of 113 837 767 shares. This was finalized on 1 June, 2005. As a result of the procedure, the Company's share capital was reduced by SEK 284 594 417.50 and SEK 2 845 944 175 was distributed to the company's shareholders. As of 1 June, 2005, AB SKF's share capital amounted to SEK 1 138 377 670, distributed over a total of 455 351 068 shares.

Most important factors influencing the financial result

The improvement in the SKF Group's financial results in 2005 can be attributed to a continued focus on delivering value to its customers, higher sales, improved pricing, increased productivity and cost reduction despite higher raw material costs and a negative currency impact. The strong increase in raw material prices that started in 2004 and continued into 2005 was addressed at a very early stage by the Group, enabling it to offset the negative impact by cost reduction, increased productivity, improved sourcing and pricing.

SKF sales growth has been ahead of the general development in the market place due to its strong customer focus and its segment and platform approach. Fast growing customer segments like the wind energy, medical equipment and food and beverage segments, to mention just a few, received special attention to ensure both that the Group could benefit from the development of these segments and that it could strengthen its position in these segments by building an offer based on the technical skills from the different platforms. The recent acquisitions have contributed to this development.

SKF has also invested in building capacity and presence particularly in the Asian market and continues to do so, with significant new investments being initiated in 2005.

Risks and uncertainties in the business

The company operates in many different industrial and geographical segments that are at different stages of the economic cycle. A general economic downturn at global level, or in one of the world's leading economies, could obviously reduce the demand for the Group's products, solutions and services for a period of time. In addition, terrorism and other hostilities, as well as disturbances in worldwide financial markets, could have a negative effect on the demand for the Group's products and services. However, the Group's wide geographical presence and its very broad customer base would normally mean that the business climate is good in some of the geographical regions and some of the customer segments.

Strategy

The SKF Group announced its current target for growth and profitability in April 2003. The goal is to have an operating margin level of 10% and to increase sales by a growth rate of 6% annually, measured in local currency, by the end of 2006 and based on year 2002. In order to reach its target, SKF is continuing to implement its business strategy for long-term profitable growth, by developing new products, solutions and services with higher added value, by growing profitably both organically and through acquisitions, by improving the price quality and by reducing capital employed and fixed costs. This should be achieved despite fluctuations in market demand, raw material price increases and currency

Geographical distribution of net sales, average number of employees and property, plant and equipment (per cent)


20
12
13
North America
5
5
4
Latin America
47
46
60
Western Europe excl. Sweden
4
8
9
Sweden
4
9
4
Central and Eastern Europe
3
2
0
Middle East and Africa
17
18
10
Asia
Net sales
Average number of employees
Property, plant and equipment

impact. The plan is for acquisitions to account for one third of the targeted sales growth.

SKF is currently focusing on five different technology areas, called platforms, which cover the company's technical capabilities. These platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems. SKF utilizes the capabilities of all the platforms in order to offer the customer a tailor-made proposition with selected capabilities from the different platforms. Some examples from 2005 where SKF gained customers with combinations of the value offerings from the different platforms:

- Bearings and components for erectors of a large European tunnel-boring project
- Special ceramic hybrid bearing solution that extends the product life cycle of fuel pumps for locomotives
- A combination of lubrication and bearing solutions for industrial washing machines
- An oscillating bearing unit solution for the printing industry, comprising the capabilities of all five platforms
- SKF ConRo, a re-lubrication free roller solution including temperature sensing equipment for the steel industry
- Engineering and application services for OEM customers, thereby supporting them in their early design phase within a wide range of segments and applications
- Sales of actuation systems to the postal sorting market and food equipment market
- A table for a new lithoscope multifunctional urological system, designed and manufactured by SKF
- X-Tracker™, an asymmetrical hub bearing unit where the two rows have different diameters and one row contains more balls than the other
- A washing machine drum bearing unit incorporating bearings, seals and housing in a single unit, supplying the customer with a function rather than a product
- Contract sales for Integrated Maintenance Solutions and Predictive Maintenance.



SKF has designed and manufactured two cross roller slewing bearings with an outer diameter of 5.7 m and 5.9 m to equip the world's largest earth pressure balanced (EPB) tunnel-boring machine from MHI-Duro Felguera. The colossal EPB tunnelling machine will be used for the construction of a four-kilometre bypass tunnel on Madrid's M30 loop highway, scheduled to be opened in March 2007.

Employees

SKF's vision "To equip the world with SKF knowledge" underlines the importance of attracting, developing and retaining the best people in the industry. It is the responsibility of every manager to ensure that all employees receive adequate training and education. SKF has different training programmes on three levels for its employees – local, divisional and corporate. A number of the programmes concentrate primarily on the identification and satisfaction of customer needs. The programmes are cross-functional and cross-geographical and are designed to enable the participants to obtain an understanding of SKF's total offering of products and services. In this way, they learn to understand and support customer requirements and to initiate the further development of products or solutions that will meet customer needs. The employees also learn to use the SKF tools to look for existing skills and expertise within the SKF Group, no matter where in the world they can be found, to build on existing knowledge and to introduce and develop new knowledge. In addition to this training, more and more of the work within the company is currently being conducted in the form of projects. Relevant skills within the company are brought together to achieve a specific result and to work closely with customers to support their development processes. In 2005, a number of conferences, including workshops for some 800 managers within SKF, were run around the world with the aim of developing the knowledge about SKF's five platforms and how to create added value for the customers.

As the company is in the midst of a process of change, talent management is crucial. SKF has developed a systematic process, which makes it possible to identify groups of candidates needed in certain working areas and for certain positions. The process also includes development plans for these candidates to make sure they match SKF's future skills and expertise needs. The talent management process is worldwide and cross-divisional. It is a long-term process, designed to ensure that SKF has the right people, at the right time, in the right place and with the right competence.

Details of salaries, wages and other kinds of remuneration are given in Note 27 to the Consolidated Financial Statements.

Research & Development

SKF's Research and Development (R&D) work is fundamental to its strategy. The primary areas for SKF's basic R&D are:

- Tribology – how to reduce friction and wear and select lubrication
- The selection of materials (steel, ceramics, plastics, polymers etc.)
- Manufacturing processes to obtain the required material properties for the products
- Near net shape forming processes for improved efficiency and material utilization, enabling SKF to reduce waste in manufacturing
- Intelligent machining in order to have consistent and reliable manufacturing processes to produce to the right tolerance – first piece right
- Calculation models – knowledge implemented in SKF's unique software products which helps customers quickly to select the right bearings and to predict which bearing and seal performance is expected in a specific application
- Mechatronics – the synergistic integration of mechanical engineering with electronics and intelligent computer control in the design of industrial products and processes
- Artificial Intelligence (AI) – the use of AI tools (e.g. artificial neural networks, knowledge-based systems) for knowledge generation and management in industrial systems.

Manufacturing

The divisions are working intensively to increase reliability and flexibility in the manufacturing processes, by implementing new technologies and knowledge. This enables SKF to reduce the total investment per unit produced, reduce costs, enhance quality and improve customer service. Continuous improvements and the application of the tools provided by Six Sigma play an important



During two years of close co-operation, SKF and LKAB have developed and tested a new sealing concept for mill bearing units. MCC AB, a company that is jointly owned by LKAB, Sandvik and SKF, with SKF as the main owner, and which is also responsible for the development and operation of all advanced condition-monitoring equipment at LKAB's sites, also participated in the project.

LKAB currently has some 30 rolling beared mills, which grind crushed ore to dressed ore. From this dressed ore, pellets are produced for use in the blast furnaces at steel mills. It is vital for LKAB that operational security at these mills is guaranteed. In addition to improved operational security, the benefits of the concept include simplified maintenance and a considerable reduction in the use of lubricants. As a result, the working environment has also improved significantly. SKF also supplies spherical roller bearings and on-line monitoring systems for monitoring bearing function.

The picture shows (from left to right) Ewald Kostenniemi, project leader, and Jan-Erik Nilsson, maintenance engineer at LKAB.

role in strengthening SKF's manufacturing processes. The main technology areas in focus are:

- Near net shape forming to eliminate waste, reduce costs and reduce variations in manufacturing
- Environmentally sound manufacturing processes to reduce energy consumption, emission and waste
- Advanced Manufacturing Processes for improved product performance by optimizing the combination of material and its heat treatment, for example
- Highly developed standardization, which keeps development costs at a lower level by rolling out new developments into the factories. Technology or areas where this applies are:
  - Advanced intelligence in machining using sensors, vision systems and so on. This will enable SKF to reduce cycle times and improve reliability in manufacturing
  - Development of methods and technologies for improved flexibility by reducing re-setting.



SKF Spindle Service business comprises a total of 15 reconditioning centres around the world. In June 2005, the Service Centre in Nilai, Malaysia, was inaugurated. This photograph shows Ravichandar Ramoo performing the spacer measurement to adjust the high-precision bearing preload. This facility will support local machine tool end-users with the professional reconditioning of all kinds of spindle of any brand.

The restructuring programme announced at the end of 2003, which involved the closure of five factories and a reduction in the workforce, was finalized during the second half of 2005.

At the beginning of 2005, SKF decided to strengthen its manufacturing capacity in China to respond to the growing demand from the domestic Chinese market and to support its markets outside China. SKF will build a completely new factory in the Dalian Economic & Technological Development Area in north-eastern China. This factory will manufacture and recondition large-sized bearings of different types. The first phase of the factory will be finished in 2006. At the same time, it was decided to increase the production capacity for the automotive industry, as well as the capacity for the production of deep groove ball bearings for the electrical industry, both in Shanghai. A new factory for the automotive industry is being built in Shanghai. It was also decided to build a new factory in Korea for products for the automotive industry and a factory in Indonesia for deep groove ball bearings. In India, it was decided to start the production of cylindrical roller bearings and to increase the present capacity for the production of other products. Finally, in Brazil, the capacity for the production of taper roller bearings was increased during the year.



Mill bearing unit

In 2005, in order to reduce costs and remain competitive within the North-American automotive OEM market, SKF decided to close its bearing factory in Aiken, South Carolina, and its seals factory in Springfield, South Dakota, in the USA. It was decided that bearing production should mainly be transferred to the SKF bearing factory in Puebla, Mexico, while seals manufacturing will be transferred to the seals factories in Elgin, Illinois, USA, and Guadalajara, Mexico. The two factories in Aiken and Springfield manufacture products for the North-American automotive industry. The manufacturing transfer will be completed by year-end 2006.

SKF also decided to initiate a project to restructure its operations in 2006 in France by reducing the number of employees by some 150 at its ball-bearing factory in Fontenay le Comte.

Six Sigma

In 2005, Six Sigma was further incorporated in SKF's improvement programmes and it is becoming an increasingly natural way to work. A growing number of good examples are being spread in the organization for replication purposes and knowledge sharing.

During the year, SKF received various awards and forms of recognition for its work on Six Sigma. They included the Six Sigma National Excellence Award in India, where SKF won first prize in the 'Innovation/Turnaround' category, with another project as the runner-up in the 'Manufacturing' category.

A project run in France was awarded second place by the IQPC, the International Quality & Productivity Centre. Together with three other projects, one of which was also an SKF project, this French project was nominated in the 'Design for Six Sigma' category.

SKF has trained a total of 141 Black Belts, 99 of whom are employed as full-time project leaders, and another 673 Green Belts, who have trained to become part-time project leaders. The SKF Six Sigma roadmap and training programmes include lean methodology and tools which have been specially developed to facilitate improvement work even in non-manufacturing processes.

At present, some 440 projects are on-going and 230 projects were completed in 2005. Projects are being run in all key business processes and major improvements have been realized. Some examples:

- One project focused on making improvements to availability and reliability for the aftermarket business, with the aim of maximizing customer satisfaction and preventing sales losses. The project improvements resulted in a more effective replenishment process
- One project was undertaken in order to increase knowledge about the factors controlling the bore of a bearing. The outcome of this project was new settings for the control system and suggestions relating to the importance of standardized working procedures
- Another project aimed at improving the returnable packaging process in sales organizations, thereby reducing packaging costs and improving the environmental impact
- A project run with a customer resulted in reduced lead times and improved availability, with enhanced customer satisfaction and sales growth for SKF as a result.

Other projects have resulted in improvements in environmental data collection processes, the reduction of energy consumption, a reduction in the number of re-settings in injection moulding processes, improvements to the efficiency of customer contacts, the optimization of process audits and the optimization of carburization time on rings and rollers.

Six Sigma is positively contributing to SKF's financial result. To date, most Six Sigma projects at SKF have focused on existing processes and products, but addressing problems up front in the design of new products, services and processes would generate even greater savings. In 2006, SKF's existing product and process development processes will be strengthened and supplemented with the 'Design for Six Sigma' (DfSS) methodology and tools and all the relevant personnel will be trained in DfSS.

Oy Ovako Ab

In May 2005, AB SKF, Rautaruukki Corporation and Wärtsilä Corporation combined their long steel businesses by creating a jointly controlled new company, Oy Ovako Ab. The operation consists of SKF's subsidiary, Ovako Steel, Wärtsilä's subsidiary, Imatra Steel, and Rautaruukki's long products subsidiaries, Fundia Special Bar, Fundia Wire and Fundia Bar & Wire Processing. Rautaruukki, SKF and Wärtsilä own 47.0%, 26.5% and 26.5% respectively. Oy Ovako Ab became a leading European long steel producer of engineering steels to the rolling bearing, heavy vehicle, automotive and general engineering industries. The three merged businesses complement each other very well in terms of skills and expertise.

Acquisitions and divestments

In 2005, SKF acquired Jaeger Industrial Ltd, a leading manufacturer of electromechanical actuators, electronic control units and complete actuation systems. The Jaeger Group is headquartered in Taipei, Taiwan, and has manufacturing facilities in Taiwan and in China. With the addition of the Jaeger Group's product range, SKF is reinforcing its position in the fast-growing market for electromechanical actuators, linear drives and actuation systems. This acquisition is in line with the SKF Group's strategy to grow in the area of mechatronics and develop products and processes with higher added value to improve customers' competitiveness.

SKF also acquired Sommers Industriteknik AB, a distributor of Vogel lubrication systems, located in Linköping, Sweden. Sommers Industriteknik will function as a lubrication centre of excellence for the SKF sales units in the Nordic countries.

SKF sold Ovako La Foulerie, its factory for hot rolled rings in Carignan, France. The sale of Ovako La Foulerie was in line with the Group's strategy to divest non-core component manufacturing.

SKF disposed of its shares in FlexLink and received a non-recurring income in the second quarter of approximately MSEK 50.

Delisting from stock exchanges

SKF delisted the SKF B share from the London Stock Exchange in January 2005.



Tai Shiu Li is assembling components installed on a printed circuit board at Jaeger Industrial Ltd. in Taipei, Taiwan

International Financial Reporting Standards

The accounting policies of the SKF Group are in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Commission (EC). SKF's first quarter report in 2005 was the first report in accordance with IFRS. The effect of the transition from Swedish GAAP to IFRS was an increase in consolidated equity of MSEK 742, MSEK 688, MSEK 664 and MSEK 200 on 1 January 2003, 31 December 2003, 31 December 2004 and 1 January 2005 respectively. The effect on net profit was an increase of MSEK 59 and MSEK 17 for 2003 and 2004 respectively. The differences are mainly related to accounting policies under IAS 38 "Intangibles", IAS 39 "Financial Instruments, Recognition and Measurement" (as adopted by the EC), IFRS 3 "Business Combinations", IFRS 2 "Share-based Payments" and IAS 27 "Consolidated and Separate Financial Statements". More details are given in Notes 1 and 32 to the Consolidated Financial Statements.

Financial objectives and dividend policy

SKF's overall financial objective is to create value for its shareholders. Over time, the return on the shareholders' investment in SKF should exceed the risk-free interest rate by some five percentage points. This is the basis for SKF's financial objectives and SKF's financial performance management model.

Financial targets

The current target for profitable growth was set in April 2003 and based on the year 2002. The goal is to have an operating margin level of 10% and to increase sales by 6% a year measured in local currencies by the end of 2006. The margin in 2003, 2004 and 2005 was 8.0%, 9.9% and 10.8% respectively. Sales growth, measured in local currency, from 2002 up to and including 2005 was 16.2%.

Return on capital employed should be 20%. For the 12-month period ended 31 December the figure was 21.8%.

SKF also has a target, set in 2005, to reach 18% inventories to sales by 2007. At the end of December, 2005 the figure was 20.1%.

Cash flow after investments before financing and structural investments should equal net profit over a number of years.

The financial targets are cascaded down to the divisions and business units through SKF's financial performance management model.

Financial position

On 31 December 2005, SKF's equity to assets ratio was 45.2%. This is above the average objective of 35% for this ratio. SKF has also set a target that its gearing, interest-bearing liabilities in relation to capital employed, should be below 50%. On 31 December 2005, the gearing was 33.5% (24.9).

Financial performance management model

SKF's financial performance management model is a simplified, economic value-added model. This model, called Total Value Added (TVA), promotes improved operating profit, capital reduction and profitable growth. TVA is the operating profit, less the pre-tax cost of capital in the country in which the business is conducted. The TVA result trend for the Group correlates well with the trend for the share price over a longer period of time. Group management's variable salaries programme is based on this model.



SKF is an official partner of the Götheborg 2005-2007 project – sailing a ship, that is a replica of an 18th century ship, from Göteborg to China. All the countries where the ship will stop are important markets for SKF and are places where the Group also has a long history. This unique ship gives SKF a very interesting opportunity to strengthen its brand in these markets with seminars, conferences and other customer activities. SKF has also combined ancient history with high-tech equipment. On board the Götheborg, SKF has installed a SKF Multilog system with 28 sensors placed in the engines, driveshafts, electric motors, hydraulic systems and in other critical parts of the machinery and technical equipment. The sensors convey signals via satellite to a computer at SKF head office in Göteborg. The computer is programmed with the SKF @ptitude industrial decision support system, also developed by SKF. It interprets the signals, translates them into plain language and sends them back simultaneously via the internet to a computer on the captain's bridge. SKF @ptitude enables a proactive approach by identifying faults before they result in failures.

Dividend policy

SKF's dividend policy is based on the principle that the dividend should be adapted to the trend for earnings and cash flow, while taking account of the Group's development potential and financial position. The Board of Directors' view is that the dividend should amount to approximately one half of SKF's average net profit calculated over a business cycle.

Dividend and mandate to repurchase the Company's own shares

Due to the company's strong performance, cash generation capacity and outlook, the Board of Directors of SKF proposes an increase in the dividend of 33% giving a dividend of SEK 4 per share.

Furthermore, the Board proposes that the Annual General Meeting should resolve to authorize the Board, until the next Annual General Meeting, to decide upon the repurchase of the company's own shares. The intention of this proposal is to be able to adapt the capital structure of the company to its capital needs in order thereby to contribute to increased shareholder value. According to the proposal, the authorization will involve shares of Series A as well as Series B. The maximum number of shares to be repurchased, will be such that the company then holds a maximum of 5% of all shares issued by the company. The shares may be repurchased by operations on the OMX Stockholm Stock Exchange. No SKF shares are currently owned by the company.

The proposals are subject to resolutions by the Annual General Meeting in April 2006.

Financing

It is SKF's policy that the financing of the Group's operations should be long term. As of 31 December 2005, the average maturity of SKF's loans was three and a half years. In 2005, SKF issued a MEUR 100 three-year floating-rate note and a MEUR 250 five-year bond in order to finance its share redemption programme.

The Group has an A minus (A-) rating for long-term credits from Standard and Poor's and an A3 rating from Moody's Investors Service, both with a stable outlook.

Financial risks

The SKF Group's operations are exposed to various types of financial risk. The Group's financial policy defines the main risks as being currency, interest rates, credit and liquidity and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized at the SKF Treasury Centre, the Group's internal bank.

Currency risk

The SKF Group is subject to both transaction and translation exposure. The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe. SKF's hedging policy is to hedge 75% of the estimated net US dollar exposure for three to twelve months. As of year-end, the lengths of the actual forward contracts conformed to the basic policy. In accordance with Group policy, translation exposure on Group accounts is not hedged.

Interest rate risk

Liquidity and borrowing are concentrated at Group level. By matching the maturity dates of investments made by subsidiaries with the borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

Credit risk

The Group's policy states that only well-established financial institutions are to be approved as counterparties. Exposure per counterparty is continuously monitored.

Liquidity risk

In addition to its own liquidity, AB SKF had committed credit facilities of MEUR 300 at year-end. More details about risk management and hedging activities can be found in Note 29 to the Consolidated Financial Statements.

Description of the Company's business

See page 8 - The knowledge engineering company.

Shares and shareholders

See page 6.

Proposed distribution of surplus

See page 92.

Sensitivity analysis

The following shows the magnitude of changes in respect to a number of factors influencing the Group's profit before taxes. The assessment has been based on the year-end figures. All the calculations have been made on the assumption that everything else is equal.

- The annual cost of the purchase of raw material and components is approximately SEK 11.1 billion. Of this amount, steel bars, tubes, components or oil-based products account for the major part of this sum. An increase of 1% in the cost of raw material and components reduces profit before taxes by MSEK 111.
- An increase of 1% in the cost of wages and salaries (including social charges) reduces profit before taxes by MSEK 149.
- A change of 1% in interest rates has no significant influence on profit before taxes. 2005, the Group had net short-term financial assets (short-term financial assets less total loans) of approximately MSEK 700.
- A weakening of 10% in the SEK against the USD has a positive effect from net currency flows on profit before taxes of approximately MSEK 450, excluding any effects by hedging transactions. The SKF Group is primarily exposed to the USD.

Net currency flows 2005

Currency	Flows, MSEK	Average rate
USD	3 800	7.21
EUR	230	9.11
CAD	380	5.83
Other[1]	990	
SEK	-5 400	

[1] Other is a sum comprising some ten different currencies.



USD
EUR
CAD
Other
SEK
-6 000
-4 000
-2 000
0
2 000
4 000

Sensitivity analysis: Net currency flows 2005, excluding Ovako for the whole year

Currency	Flows, MSEK	Average rate
USD	3 600	7.21
EUR	-430	9.11
CAD	380	5.83
Other[1]	1 050	
SEK	-4 600	

[1] Other is a sum comprising some ten different currencies.



USD
EUR
CAD
Other
SEK
-6 000
-4 000
-2 000
0
2 000
4 000



SKF Argentina S.A. is a sponsor of the Garraham Foundation, a children's hospital in Buenos Aires. Seen here (far left) with children and hospital staff is Luis Loschiavo, Health and Safety Manager for SKF in Argentina.

Sustainability

Reporting

Financial and sustainability performance data have been integrated for the fourth year running – further confirmation that sustainability issues are integrated into all the Group's activities.

Environmental permits

SKF's operations have an impact on the environment in the form of waste, air and water emissions, as well as noise. Operations requiring permits are carried out in all the countries where manufacturing takes place. In Sweden, there were three sites with operation permits on 31 December 2005: SKF Sverige in Göteborg, SKF Mekan in Katrineholm and SKF Coupling Systems in Hofors. Production at these three sites accounted for 9.4% of the Group's overall production volume in 2005. These permits relate to the production of bearings, bearing housings and couplings. SKF received no significant directives from the environmental authorities in 2005. No permits were subject to review or revision in 2005. Operation permits for Ovako Steel, in Hofors and Hällefors, were relinquished in 2005 as those units no longer are part of the SKF Group.

Environmental approval

SKF manufacturing units, distribution units and technical and engineering centres are approved according to ISO 14001, the international standard for environmental management. All units are included in a single Group-wide certificate which, at the end of 2005, encompassed 83 SKF units in 26 countries. Recently acquired companies are put into a plan for certification.

Environmental target

SKF monitors the environmental impact of the energy consumed at its plants and has run energy-reduction programmes at all units for a number of years. To increase the emphasis on these programmes, the Group has a target to reduce carbon-dioxide emissions from energy consumption by 5% per annum, even if production volume increases. In 2005, emissions were reduced by 7% compared to 2004.

Health and safety certification

The Group set a target in 2003 that all SKF's factories should be certified according to the OHSAS 18001 health and safety management standard before the end of 2005. This target was achieved during the year, making SKF the first of the major bearing groups to qualify for Group-wide certification according to both ISO 14001 and OHSAS 18001.The approval covers 81 units in 24 countries. OHSAS stands for Occupational Health and Safety Assessment Series. OHSAS 18001 is the health and safety equivalent of the ISO 14001 environmental management standard. SKF's main objective with OHSAS 18001 certification is to assist SKF units in their drive to achieve zero accidents (work-related injuries and illness), through effective health and safety management systems at all units world-wide.

Towards zero accidents

SKF's health and safety programme has reduced the number of work-related accidents by three quarters since the programme started in 2000. In 2005, a total of 80 units completed at least one year with zero accidents. Employees at these units worked a total of 10.7 million hours without any reported injury.

Sustainability indexes

SKF's performance in the field of sustainable development was recognized by a number of external stakeholders in 2005. The Group was included in the Dow Jones Sustainability Indexes for the sixth consecutive year, and was recognized as the sustainability leader in its market sector: Industrial Goods and Services. SKF was also selected for inclusion in the FTSE4Good Index Series for the fifth consecutive year for its achievements in the field of Corporate Social Responsibility.

Corporate Governance Report

Introduction

SKF applies the principles of sound corporate governance as an instrument for increased competitiveness as well as for promoting capital market confidence for SKF. This implies i.a. that the Company maintains an efficient organizational structure with clear areas of responsibility, that the financial reporting is transparent and that the Company in all respects maintains good corporate citizenship.

The corporate governance principles applied by SKF are based on Swedish law, in particular the Swedish Companies Act, and the regulatory system of the Stockholm Stock Exchange.

Swedish Code of Corporate Governance

In December 2004 the Swedish Code of Corporate Governance was introduced (the "Code"). The listing requirements of the Stockholm Stock Exchange prescribes, as of the first of July 2005, that all Swedish companies listed on the A-list should apply the Code as soon as possible and at the latest before the Annual General Meeting 2006.

SKF adheres to the listing requirements of the Stockholm Stock Exchange. SKF has since the introduction of the Code gradually adjusted the routines that were not already in compliance with the Code. The creation of this Corporate Governance Report is part of that work. In addition to that, the Company's website has been updated and will continually be updated with new information as set forth in the Code. The preparatory work before and the carrying through of the Annual General Meeting 2006 will be in line with the provisions in the Code. The auditor of the Company has reviewed this Corporate Governance Report.

The Board shall according to the Code annually submit a report on how the part of the internal control dealing with financial reporting is organized and how well it has functioned during the most recent financial year. The report shall according to the Code be reviewed by the Company's auditor. In December 2005 the Swedish Corporate Governance Board (the board's role is to keep the Code up to date and to provide norms and standards for what is regarded as good corporate governance practice within Swedish listed companies) issued a statement regarding an interim solution for the financial year 2005 saying that it is adequate to limit the internal control report to a description of the organization of the internal control for financial reporting and that there is no requirement for the Company's auditor to review the report. With reference to the statement from the Swedish Corporate Governance Board, SKF has limited the internal control report for 2005 (see page 94) to a description of the organization of the internal control for the financial reporting and the Company's auditor has not reviewed the internal control report for 2005.

Nomination Committee

At the General Meeting of AB SKF held in the spring 2005 it was resolved that the Company shall have a Nomination Committee formed by one representative of each of the four major shareholders with regard to the number of votes held as well as the Chairman of the Board. When constituting the Nomination Committee, the shareholdings in September 2005 would determine which shareholders are the largest with regard to the number of votes held. The names of the four shareholder representatives were to be published as soon as they had been elected, however not later than six months before the Annual General Meeting 2006.

In a press release dated 13 October 2005 it was announced that a Nomination Committee consisting of the following representatives of the shareholders, besides the Chairman of the Board, had been appointed:

Claes Dahlbäck, Knut och Alice Wallenbergs Stiftelse
Marianne Nilsson, Robur
Tomas Nicolin, Alecta
Bengt-Åke Fagerman, Skandia Liv

The Nomination Committee is to furnish proposals in the following matters to be presented to, and resolved by, the Annual General Meeting in 2006:

- proposal for Chairman of the Annual General Meeting
- proposal for Board of Directors
- proposal for Chairman of the Board of Directors
- proposal for fee for the Board of Directors
- proposal for fee for the auditors
- proposal for a Nomination Committee facing the Annual General Meeting of 2007

The proposals of the Nomination Committee are at the latest to be published in connection with the notice to the Annual General Meeting 2006.

General about how the Company is managed

The Board of Directors has a responsibility for the Company's organization and for the oversight of the management of the Company's affairs. The Chairman of the Board of Directors shall direct the work of the Board and monitor that the Board of Directors fulfils its obligations. The Board adopts annually written rules of procedure for its internal work and written instructions. For more details concerning the rules of procedures and the written instructions, see below under the headline "Activities of the Board of Directors".

The President of the Company, who is also the Chief Executive Officer, handles the day-to-day management of the Company's business in accordance with the guidelines and instructions from the Board of Directors. The approval of the Board is i.a. required in relation to investments and acquisitions over certain amounts as well as for the appointment of certain senior managers.

The Board of Directors

The composition of the Board

The Board shall, in addition to specially appointed members and deputies, according to the Articles of Association of SKF, comprise a minimum of five and a maximum of ten Board members, with a maximum of five deputies. The Board members are elected each year at the Annual General Meeting for the period up to the end of the next Annual General Meeting.

Eight Board members and amongst them, the Chairman, were elected at the Annual General Meeting of SKF held in the spring 2005. In addition to that, the employees have appointed two Board members and two deputy Board members. No Board member, except for the President, is included in the management of the Company.

Information concerning the remuneration of the Board members decided upon by the Annual General Meeting can be found on page 61 in the annual report 2005, Note 27.



Anders Scharp
Chairman, Board member since 1992
Born 1934
Education and job experience: Master of engineering (the Royal Institute of Technology, Stockholm), President AB Electrolux 1981, President and CEO AB Electrolux 1986
Engagements: Chairman of Saab AB, Chairman of superior board of Alecta, Chairman of AB Ph. Nederman & Co, Deputy Chairman of Investor AB
Shareholding (own and/or held by related parties): 100 000 SKF B



Sören Gyll
Board member since 1997
Born 1940
Education and job experience: President and CEO Procordia AB 1984-1992, President and CEO AB Volvo 1992-1997
Engagements: Board member Skanska AB, SCA Svenska Cellulosa Aktiebolaget, Medicover A.A., IVA, Fenix Holding AB and Gyttorp Cartridge AB
Shareholding (own and/or held by related parties): 8 000 SKF B



Vito H Baumgartner
Board member since 1998
Born 1940
Education and job experience: Swiss School of Commerce, MIT Program for Senior Executives, retired Group President of Caterpillar Inc
Engagements: Board member Partnerre Ltd, Northern Trust Global Services Ltd. and Scania AB
Shareholding (own and/or held by related parties): 2 400 SKF B



Ulla Litzén
Board member since 1998
Born 1956
Education and job experience: Master of science in Economics (Stockholm School of Economics), MBA (Massachusetts Institute of Technology), Managing Director and member of the Management Group, Investor AB 1996-2001, President, W Capital Management AB 2001-2005
Engagements: Board member Atlas Copco AB, Boliden AB, Investor AB, Karo Bio AB and Posten AB
Shareholding (own and/or held by related parties): 28 400 SKF B



Clas Åke Hedström
Board member since 2000
Born 1939
Education and job experience: Master of Engineering (the Royal Institute of Technology, Stockholm), retired President and CEO Sandvik AB
Engagements: Chairman of Sandvik AB
Shareholding (own and/or held by related parties): 4 100 SKF B



Tom Johnstone
Board member since 2003
Born 1955
President and Chief Executive Officer in AB SKF
For more details, see page 25, President and Chief Executive Officer.

Members of the Board of Directors, cont.



Winnie Fok
Board member since 2004
Born 1956
Education and job experience: Bachelor of commerce, University of New South Wales, Australia, CEO Investor Asia Limited, Hong Kong
Engagements: Board member Global Beauty International and Memorex Holdings Limited
Shareholding (own and/or held by related parties): 2 000 SKF A



Leif Östling
Board member since 2005
Born 1945
Education and job experience: Master of Engineering (Chalmers University of Technology, Göteborg), Bachelor of Economics (School of Business, Economics and Law, Göteborg University), President and CEO Scania AB since 1994
Engagements: Board member Scania AB, The Confederation of Swedish Enterprise, The Association of Swedish Engineering Industries and ISS A/S
Shareholding (own and/or held by related parties): 0

Employee representatives



Göran Johansson
Board member since 1975
Born 1945
Education and job experience: Chairman of Municipal Executive Board of Göteborg
Engagements: Chairman Liseberg AB
Shareholding (own and/or held by related parties): 400 SKF B



Lennart Larsson
Board member since 2004
Born 1948
Education and job experience: Employed by AB SKF since 1965.
Engagements: Chairman SIF (The Swedish Union of Clerical and Technical Employees in Industry), SKF, Göteborg
Shareholding (own and/or held by related parties): 0



Kennet Carlsson
Deputy Board member since 2001
Born 1962
Education and job experience: Employed by AB SKF since 1978
Engagements: Chairman Metalworkers' Union, SKF, Göteborg and SKF Workers World Council, Göteborg
Shareholding (own and/or held by related parties): 0



Jeanette Stenborg
Deputy Board member since 2005
Born 1967
Education and job experience: Employed by AB SKF since 1987
Engagements: Board member SIF (the Swedish Union of Clerical and Technical Employees in Industry), SKF, Göteborg
Shareholding (own and/or held by related parties): 0



Lennart Johansson
Honorary Chairman of the Board of Directors of AB SKF

Auditor
Thomas Thiel
Authorized Public Accountant
KPMG Bohlins AB

Independency requirements

The Board of Directors has been considered to comply with the requirements regarding independency of the Stockholm Stock Exchange and of the Code.

The table below shows the Board members being independent according to the requirements of the Code in relation to (i) the Company and (ii) major shareholders.

Name of the Board members elected by the General Meeting	Independence in relation to the company/ senior management	Independence in relation to major shareholders of the Company
Anders Scharp		
Sören Gyll	X	X
Vito H Baumgartner	X	X
Ulla Litzén	X	
Clas Åke Hedström	X	X
Tom Johnstone		X
Winnie Fok	X	X
Leif Östling	X	X

Activities of the Board of Directors

The Board held seven meetings in 2005. The Board members were present at the Board meetings as follows:

Name of member	Presence/total number of meetings
Anders Scharp	7/7
Sören Gyll	7/7
Vito H Baumgartner	7/7
Ulla Litzén	7/7
Clas Åke Hedström	7/7
Tom Johnstone	7/7
Winnie Fok	7/7
Leif Östling	(elected 19 April 2005) 5/5
Göran Johansson	7/7
Lennart Larsson	7/7
Kennet Carlsson	7/7
Jeanette Stenborg	(elected 13 May 2005) 3/3

The Board adopts written rules of procedure annually for its internal work. These rules prescribe i.a.

- the number of Board meetings and when they are to be held;
- the items normally included in the Board agenda;
- the presentation to the Board of reports from the external auditors.

The Board has also issued written instructions as to

- when and how information required for the Board's assessment of the Company's and the Group's financial position shall be collected and reported to the Board;
- the allocation of the tasks between the Board and the President;
- the order in which the deputy Presidents shall act in the President's absence.

Issues dealt with by the Board during 2005 include i.a. market outlook, financial reporting, capital structure, acquisitions and divestments of companies, the strategic direction and business plan of the Group and management issues.

Work in committees

Remuneration Committee

The Board of SKF has established a Remuneration Committee consisting of the Chairman of the Board, Anders Scharp, and the Board members, Sören Gyll and Vito H. Baumgartner. The Remuneration Committee prepares matters related to the principles for remuneration, including incentive programmes and pension benefits, of Group Management. All decisions related to such principles during 2005 were thereafter decided upon by the Board of Directors. Such decisions are in the future intended to be taken by the Shareholders' Meeting, based on proposals from the Board in accordance with the Code. Matters related to the Chief Executive Officer's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and decided upon by the Board of Directors.

The Remuneration Committee has held three meetings during 2005. The members of the committee were present at the meetings as follows:

Name of member	Presence/total number of meetings
Anders Scharp	3/3
Sören Gyll	3/3
Vito H Baumgartner	3/3

Audit Committee

The Board of SKF has appointed an Audit Committee. The Audit Committee consists of Clas Åke Hedström as Chairman, and the Board members Anders Scharp, Ulla Litzén and Winnie Fok. The tasks of the Audit Committee include i.a. preparations in relation to the nomination of external auditors, review of the scope of the external audit, evaluation of the performance of the external auditors, review of the financial information and review of the internal financial controls.

The Audit Committee has held four meetings during 2005. The members of the committee were present at the meetings as follows:

Name of member	Presence/total number of meetings
Anders Scharp	4/4
Ulla Litzén	4/4
Clas Åke Hedström	4/4
Winnie Fok	(elected 19 April 2005) 2/3

Assessment

The Board members assess the quality of the work of the Board through the completion of a questionnaire. The result is thereafter discussed at a Board meeting. The Nomination Committee has been provided with the result of the assessment.

President and Chief Executive Officer

Tom Johnstone

Board member in AB SKF's Board since 2003
Born 1955
Education and job experience: Master of Arts degree, the University of Glasgow, Honorary Doctor's degree in Business Administration, the University of South Carolina, USA
Several management posts within the SKF Group, the latest as Executive Vice President AB SKF and head of Automotive Division
Engagements: Board member AB Electrolux
Shareholdings (own and/or held by related parties) in the Company: 15 068 SKF B and stock options allowing him to acquire 110 969 SKF B. Material shareholdings or other holdings in companies with which the Company has important business relation: 1 450 ABB B, 700 Volvo B, 1 200 Electrolux B.

The Auditor of the Company

The task of the auditor is to review, on behalf of the shareholders, the Annual Report and the accounting and also to review the Board's and the President's management of the Company.

The Annual General Meeting elects the auditor for a period of four years. At the Annual General Meeting in the spring 2005 KPMG was elected as auditor for AB SKF until the Annual General Meeting of 2009. KPMG was present at the Annual General Meeting 2005. Thomas Thiel is the auditor in charge. Thomas Thiel is also the auditor in charge for a number of other listed companies, for example, Ericsson, Holmen and Swedish Match.

SKF is registered with the US Securities & Exchange Commission (SEC) and complies with the independency requirements regarding auditors issued by SEC. SKF has a procedure in place whereby all matters that are intended to be handled by the elected auditors are evaluated in relation to the independency requirements and are approved or, as the case may be, rejected, according to rules adopted by the Audit Committee. KMPG applies a similar procedure and issues annually, in addition thereto, a written statement to the Board stating that the audit firm is independent in relation to SKF.

KPMG has during the last three years only to a limited extent been involved in matters besides the auditing for 2005. The matters have mainly concerned tax advice, attestation services and work related to SKF's Sarbanes-Oxley certification. The total fees for KPMG's services besides auditing during 2005 amount to MSEK 1.6. The total fees for KPMG's services during 2004 amounted to MSEK 1.3 and to MSEK 0.9 during 2003.

Remuneration Policy

Remuneration to the Group Management

In January 2005 the Board of Directors of AB SKF adopted a Remuneration Policy for the Group Management. The main principles of the policy were presented at the Annual General Meeting 2005. The policy applies in all respects to members of Group Management that have been appointed after the adoption of the policy, and, in other cases, to the extent existing agreements so permit.

The objective of the policy is to attract and retain the best people in order to support the SKF mission and business strategy. The remuneration shall be market-competitive, consistent with best practice and at the same time support the shareholders' best interest.

The total remuneration package for a member of Group Management consists primarily of five components: fixed salary, variable salary, company car, pension and severance pay. The components should create a well-balanced remuneration reflecting individual performance and responsibility as well as SKF's overall performance.

Fixed salary

The fixed salary of a member of Group Management should be at a market competitive level. It is based mainly on responsibility and performance. In order to evaluate the scope and responsibility of the job SKF uses International Position Evaluation, an internationally well recognized evaluation system. Market benchmarks are conducted on a regular basis. Performance is continuously monitored and used as a base for the annual review of the fixed salary.

Variable salary

The variable salary of a member of Group Management is according to a performance based programme. The purpose of the programme is to motivate and compensate value creating achievements in order to support operational and financial targets. The variable salary is determined primarily based on the short and long term financial performance of the SKF Group established according to the SKF management model which is a simplified economic value added model called Total Value Added, TVA. The model is described more in detail on page 19 in the Annual Report. The maximum variable salary is capped at a certain percentage of the fixed annual salary. The percentage is linked to the position of the individual and varies for Group Management members between 60 and 80%, including both the short term and the long term part.

Company car

Each member of Group Management is entitled to have a company car.

Pension

The Chief Executive Officer is entitled to pension benefits as further set out in the Annual Report (see Note 27 to consolidated financial statements).

In 2003 SKF implemented a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group excluding the Chief Executive Officer. The normal retirement age for Group Management members is 62 years. The SKF Group pays for the Group Management member covered by the premium based plan contributions (amounting to 30-40%) based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base Amounts. This pension is fee-based and vested.

Period of notice and severance pay

A member of Group Management may terminate his/her employment by giving six months' notice. In the event of termination of employment at the request of SKF of a person in Group Management the employment should cease immediately. The person should however receive a severance payment related to the years of service, provided that it should always be maximized to two years' salary.

Fees to the Auditor

The Auditor shall according to a resolution of the Annual General Meeting be remunerated in accordance with approved invoice.

Stock related incentive programmes

SKF made from 2001 until 2003 allocations of stock options within the framework of a Stock Option Programme that was initiated by SKF in 2000. No allocation of stock options has been made after 2003. For more information concerning the outstanding stock options, see page 62 in the Annual Report 2005, Note 27.

One part of the allotment to the Board, for the time until the next Annual General Meeting has been held, is variable and corresponds to the value of the SKF B share at a certain time. For more information regarding this, see page 61 in the Annual Report 2005, Note 27.

Financial reporting

The Board of Directors is responsible for documenting how the quality of the financial reporting is secured and how the Company communicates with its auditor.

The Audit Committee assists the Board of Directors by preparations in relation to the securing of quality of the Company's financial reporting. This is i.a. achieved through the Audit Committee's review of the financial information and the Company's internal financial controls.

SKF is registered with the U.S. Securities & Exchange Commission (SEC) and is therefore obliged to comply with relevant parts of Sarbanes-Oxley Act (SOX). The financial reporting is i.a. secured through SKF's well-documented reporting routines in line with the provisions of SOX (Disclosure Controls and Procedures). The aforementioned routines are in place to make sure that the information that will be published is recorded, processed, summarized and reported in due time. The Disclosure Controls and Procedures are annually reviewed by the Audit Committee and the Audit Committee reports the outcome of the review to the Board. SOX also contains a requirement that all SEC registered companies shall make an annual review of the Company's internal financial controls. For a more detailed description of SKF's work to meet the last mentioned requirements, see SKF's Internal Financial Control Report on page 94.

The Board of Directors had one meeting with the auditor in year 2005 and has been provided with the audit and its result. The Audit Committee has within the scope of its work, which i.a. includes to review the extent of the external audit and to evaluate the performance of the external auditors, met with the auditors in connection with three Audit Committee meetings. In addition to that, the auditors have given both the Audit Committee and the Board of Directors information in writing regarding i.a. the planning and implementation of the audit and an assessment of the risk position of the Company.

Financial statements

Consolidated income statements

Millions of Swedish kronor except earnings per share	*Note*	Years ended December 31 2005	2004	2003
Net sales	*2*	**49 285**	44 826	41 377
Cost of goods sold	*5, 6*	**-36 931**	-33 766	-32 081
Gross profit		**12 354**	11 060	9 296
Selling expenses	6	**-6 874**	-6 367	-5 829
Administrative expenses	6	**-410**	-328	-279
Other operating income		**388**	305	367
Other operating expense		**-303**	-233	-267
Profit/loss from jointly controlled and associated companies	*11*	**172**	-3	19
Operating profit		**5 327**	4 434	3 307
Financial income	*7*	**701**	142	-52
Financial expense	*7*	**-775**	-489	-454
Profit before taxes		**5 253**	4 087	2 801
Taxes	*8*	**-1 646**	-1 111	-703
Net profit		**3 607**	2 976	2 098
Net profit attributable to:				
Shareholders of AB SKF		**3 521**	2 926	2 042
Minority interests		**86**	50	56
Basic earnings per share (SEK)	*18*	**7.73**	6.42 [1]	4.48[1]
Diluted earnings per share (SEK)	*18*	**7.70**	6.42 [1]	4.48[1]

Values by quarter

Millions of Swedish kronor except earnings per share	Quarter 1	Quarter 2	Quarter 3	Quarter 4	**Full year 2005**
Net sales	11 871	12 739	12 027	12 648	**49 285**
Operating profit	1 207	1 388	1 464	1 268	**5 327**
Profit before taxes	1 179	1 319	1 480	1 275	**5 253**
Basic earnings per share (SEK)	1.73[1]	1.95	2.20	1.85	**7.73**
Diluted earnings per share (SEK)	1.73[1]	1.93	2.19	1.85	**7.70**

[1] Earnings per share have been recalculated to reflect the effects of the shares split and redemption in 2005.

Amounts in millions of Swedish kronor.
Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

Net sales

Net sales amounted to 49 285 (44 826 and 41 377). The 9.9% increase in net sales compared to 2004 was attributable to structure by -1.1%, to exchange rate effects by 2.6%, to price and mix[1] by 3.4%, and to volume by 5.0%. Net sales, recorded in local currencies, were 7.3% higher in 2005 compared to 2004. Qualifying hedging instruments affected net sales by -107.

Operating profit

The operating profit in 2005 amounted to 5 327 (4 434 and 3 307), and included an income of 52 from the disposal of the shares in FlexLink AB. The restructuring plan to close two factories in the USA was announced in June and caused an initial charge of 190 due to primarily impairments. Another charge of 200 for restructuring and impairment was taken in December, primarily due to rationalization in Fontenay, France.

2004 included a net effect of approximately -100 for implementing the restructuring programme announced 2003. As part of ongoing business activities in 2004, some 80 were carried as an expense due to impairment of fixed assets and measures to reduce future costs.

A restructuring expense of 282 and impairment of 205 were charged to 2003. Additionally, a restructuring expense of approximately 250 was neutralized by certain non-recurring income as well as through a reassessment of existing provisions.

Compared to year 2004, exchange rates for the full year 2005, including translation effects and flows from transactions, had a negative effect on operating profit of approximately 150.

Operating margin for 2005 amounted to 10.8% (9.9% and 8.0%).

Cost of goods sold, selling and administrative expenses amounted to 44 215. The costs were divided into 34% salaries, wages and social charges, 4% depreciation, amortization and impairment and 62% mainly purchased goods and services.

Other operating income and other operating expense include items such as foreign exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of plant, property and equipment, gains and losses on sales of companies and operations as well as rental revenues.

The exchange gains and losses, net, 2005 amounted to 24 (25 and -42). In 2005, other operating income included the gain on sale of FlexLink AB and Ovako La Foulerie S.A. In 2004 other operating income included a gain on sale of the associated company Momentum Industrial Maintenance Supply AB. In 2003 other operating income included a gain on sale of the associated company NN Euroball ApS.

Profit before taxes

Profit before taxes 2005 amounted to 5 253 (4 087 and 2 801). The financial income and expense, net, amounted to -74 (-347 and -506) and was negatively affected by increased borrowings and positively affected by disposal of shares as well as revaluation of share swaps. Post-employment benefits have affected the financial net negatively with 235. The financial and foreign exchange gains and losses, net, amounted to -31 and include a positive effect of 50 from qualifying hedging instruments.

Net Profit

Net Profit in 2005 amounted to 3 607 (2 976 and 2 098). The actual tax rate in 2005 was 31% (27% and 25%).

Diluted earnings per share

Calculation of diluted earnings per share is presented in Note 18.

[1] Mix refers to volume shifts between various customer segments and products with different price levels.

Net sales


50 000
40 000
30 000
20 000
10 000
0
41 377
44 826
49 285
03
04
05

Profit before taxes


6000
5000
4000
3000
2000
1000
0
2 801
4 087
5 253
03
04
05

Consolidated balance sheets

Millions of Swedish kronor	*Note*	As of December 31 2005	2004	2003
ASSETS				
Non-current assets				
Intangible assets	9	**1 583**	1 079	874
Property, plant and equipment	10	**11 119**	11 012	11 138
Investments in jointly controlled and associated companies	11	**1 174**	26	98
Investments in equity securities	12	**270**	281	266
Deferred tax assets	8	**862**	718	940
Financial and other assets	13	**819**	496	472
		15 827	13 612	13 788
Current assets				
Inventories	14	**9 931**	8 985	8 429
Trade receivables	15	**7 948**	7 406	6 516
Tax receivables		**71**	119	126
Other receivables	16	**1 500**	1 327	1 351
Financial receivables	17	**2 693**	489	3 366
Cash and cash equivalents	17	**2 379**	3 076	2 976
		24 522	21 402	22 764
Total assets		**40 349**	35 014	36 552
EQUITY AND LIABILITIES				
Equity attributable to shareholders of AB SKF				
Share capital	18	**1 138**	1 423	1 423
Share premium		**564**	564	564
Share options reserve	27	**-**	27	13
Investment revaluation reserve	12	**12**	–	–
Hedging reserve	29	**-4**	–	–
Translation reserve		**248**	-1 295	-881
Retained earnings		**15 671**	16 022	14 234
Equity attributable to minority interests		**604**	504	499
		18 233	17 245	15 852
Non-current liabilities				
Loans	21	**4 145**	904	1 246
Provisions for post-employment benefits	19	**4 916**	4 655	7 885
Deferred tax liabilities	8	**1 092**	1 091	1 124
Other provisions	20	**1 418**	1 266	1 425
Other liabilities		**100**	56	112
		11 671	7 972	11 792
Current liabilities				
Financial liabilities	23	**249**	212	372
Trade payables		**3 821**	3 898	3 183
Tax payables		**459**	487	285
Other provisions	20	**792**	661	946
Other liabilities	24	**5 124**	4 539	4 122
		10 445	9 797	8 908
Total equity and liabilities		**40 349**	35 014	36 552

Amounts in millions of Swedish kronor.
Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

Assets and liabilities

Inventories at December 31 amounted to 9 931 (8 985 and 8 429).

The production volume for 2005 was 6% above the volume of 2004. Inventories as a percentage of annual net sales totalled 20.1% (20.0% and 20.4%). A new Group target of 18% is expected to be reached in 2007.

Trade receivables at December 31 amounted to 7 948 (7 406 and 6 516). The average days of outstanding trade receivables in 2005 were in line with 2004, 60 days. The Group aims to reach 57 days. Trade receivables as a percentage of annual net sales totalled 16.1% (16.5% and 15.7%).

During 2005 the net book value of property, plant and equipment in Swedish kronor increased by 865 due to translation effects caused by a weaker Swedish krona. The value of total assets increased in 2005 by approximately 5% compared with 2004, due to a weaker Swedish krona.

The Group's equity/assets ratio 2005 was 45.2% (49.3% and 43.4%), which is above the average target of 35%.

Shareholders' equity increased by 1 543 (-414 and -881) due to translation effects caused by a weaker Swedish krona.

In 2005, 1 366 (1 138 and 911) was distributed to the shareholders of AB SKF from shareholders' equity. Shareholders' equity was also reduced by 2 846 as a result of the redemption. The Group launched a 350 MEUR dual-tranche bond in order to finance its share redemption programme. For further details, see Consolidated statements of changes in shareholders' equity.

Financing

At year-end, total interest-bearing loans amounted to 4 296 (1 116 and 1 618).

Provisions for post-employment benefits amounted to 4 916 (4 655 and 7 885). At the same time, financial assets totalled 5 891 (4 061 and 6 814) of which 5 072 (3 565 and 6 342) consisted of current financial assets. Changes in net interest-bearing liabilities in 2005 are disclosed in the Group's Consolidated statement of cash flow.

Inventories, % of annual net sales


25
20
15
10
5
0
20.4
20.0
20.1
03
04
05

Equity/Assets ratio, %


50
40
30
20
10
0
43.4
49.3
45.2
03
04
05

Consolidated statements of cash flow

Millions of Swedish kronor	*Note*	Years ended December 31 2005	2004	2003
Operating activities				
Profit before taxes		**5 253**	4 087	2 801
Adjustments for				
Depreciation, amortization and impairment	6	**1 752**	1 733	1 812
Net gain (-) on sales of property, plant and equipment		**-29**	-17	-11
Net gain (-) on sales of equity securities		**-52**	–	–
Net gain (-) on sales of equity securities associated companies		**-63**	–	–
Net gain (-) on sales of businesses		**-10**	-21	-63
Other non cash items		**26**	159	781
Income taxes paid		**-1 618**	-858	-930
Post-employment benefits paid		**-364**	-525	-508
Jointly controlled and associated companies		**57**	-2	12
Changes in working capital				
Inventories		**-671**	-648	-74
Trade receivables		**-142**	-907	-109
Trade payables		**-156**	755	-264
Other operating assets and liabilities, net		**443**	441	166
Net cash flow from operations		**4 426**	4 197	3 613
Investing activities				
Purchase of intangible assets	9	**-171**	-111	-113
Sales of intangible assets		**–**	1	1
Purchase of property, plant and equipment	10	**-1 623**	-1 401	-1 379
Sales of property, plant and equipment		**93**	59	192
Acquisitions of businesses, net of cash and cash equivalents	3	**-419**	-644	-89
Sales of businesses, net of cash and cash equivalents	4	**57**	93	331
Investments in equity securities		**–**	-40	-51
Sales of equity securities		**80**	24	5
Investments in non-current financial and other assets		**-55**	-61	-68
Sales of non-current financial and other assets		**42**	36	53
Net cash flow used in investing activities		**-1 996**	-2 044	-1 118
Net cash flow after investments before financing		**2 430**	2 153	2 495
Financing activities				
Proceeds from medium- and non-current loans		**3 249**	123	–
Repayment of medium- and non-current loans		**-321**	-624	-450
Change in current loans		**7**	-31	-42
Payment of finance lease liabilities		**-3**	-13	-9
Change in marketable securities and other liquid assets		**-1 948**	2 858	65
Contributions to post-employment benefit plans		**-53**	-3 111	-36
Cash dividends to AB SKF shareholders		**-1 366**	-1 138	-911
Cash dividends to minority shareholders		**-33**	-39	-40
Redemption of shares		**-2 846**	–	–
Net cash flow used in financing activities		**-3 314**	-1 975	-1 423
Increase(+)/decrease(-) in cash and cash equivalents		**-884**	178	1 072
Cash and cash equivalents at January 1		**3 076**	2 976	2 033
Cash effect excluding acquired companies		**-911**	115	1 072
Cash effect of acquired companies	3	**27**	63	–
Cash effect of exchange transactions	11	**-32**	–	–
Effects of exchange rate differences on cash held		**219**	-78	-129
Cash and cash equivalents at December 31		**2 379**	3 076	2 976

Amounts in millions of Swedish kronor.
Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

Cash flow from operating activities

The consolidated statements of cash flow have been adjusted for changes in exchange rates as translation effects arising from changes in foreign currency exchange rates do not represent cash flow.

Gross cash flow, defined as operating profit plus depreciation, amortization and impairment, amounted to 7 079 (6 167 and 5 119). The gross cash flow was 14.4% (13.8% and 12.4%) of annual net sales.

A continued good operating profit, which in 2005 amounted to 5 327 (4 434 and 3 307), contributed to the strong cash flow.

Cash flow from investing activities

The target is to continuously generate a net cash flow after investments before financing and structural investments to a level equal to net profit. The Group's capital expenditures for property, plant and equipment amounted to 1 623 (1 401 and 1 379). Of the Group's total additions to property, plant and equipment approximately 89 (72 and 70) were invested in measures to improve the environment, both internally and externally. In 2005, the Group cash out flow from acquisitions was 419 (644 and 89), primarily related to Jaeger Group, see Note 3. Cash flow from sales of businesses related to the divestment of Ovako La Foulerie S.A.

Cash flow from financing activities

Interest-bearing loans totalled 4 394 at year-end (1 116 and 1 618). In June, SKF issued a 100 MEUR three-year floating-rate note and a 250 MEUR five-year bond in order to finance its share redemption programme. Provision for post-employment benefits net amounted to 4 779 (4 607 and 7 861). Interest payments amounted to 222 (196 and 313) and interest received to 201 (234 and 249).

The change in cash and cash equivalents was -697 (100 and 943). *In 2005, changes in exchange rates affected cash and cash equivalents* by 219 (-78 and -129) owing mainly to USD and EUR. Other financial assets totalled 2 999 at year-end (937 and 3 814).

Change in net interest-bearing liabilities	Opening balance 2005	Exchange rate effect	Change in loans/assets	Acquired and divested co's	Other[1]	**Closing balance 2005**
Loans, non-current and current	1 116	276	2 935	17	-48	**4 296**
Post-employment benefits, net	4 607	435	-417	2	152	**4 779**
Financial assets, other	-937	-117	-1 961	-132	148	**-2 999**
Cash and cash equivalents	-3 076	-219	911	5	0	**-2 379**
Net interest-bearing liabilities	1 710	375	1 468	-108	252	**3 697**

[1] The Ovako Steel exchange transaction is reflected under "Other", see Note 11.

Net cash flow after investments, before financing


2 495
2 153
2 430
2 500
2 000
1 500
1 000
500
0
03
04
05

Purchase of property, plant and equipment


1 379
1 401
1 623
2 000
1 500
1 000
500
0
03
04
05

Consolidated statements of changes in shareholders' equity

Millions of Swedish kronor	Share capital	Share premium	Share options reserve	Investment revaluation reserve	Hedging reserve	Translation reserve	Retained earnings	Minority interest	Total
Opening balance 2003-01-01	1 423	564	–	–	–	–	13 103	570	15 660
Exchange differences arising on translation of foreign operations	–	–	–	–	–	-881	–	-93	-974
Other transactions with minority owners	–	–	–	–	–	–	–	6	6
Profit for the year	–	–	–	–	–	–	2 042	56	2 098
Recognition of share-based payments	–	–	13	–	–	–	–	–	13
Dividends	–	–	–	–	–	–	-911	-40	-951
Closing balance 2003-12-31	1 423	564	13	–	–	-881	14 234	499	15 852
Exchange differences arising on translation of foreign operations	–	–	–	–	–	-414	–	-39	-453
Other transactions with minority owners	–	–	–	–	–	–	–	33	33
Profit for the year	–	–	–	–	–	–	2 926	50	2 976
Recognition of share-based payments	–	–	14	–	–	–	–	–	14
Dividends	–	–	–	–	–	–	-1 138	-39	-1 177
Closing balance 2004-12-31	1 423	564	27	–	–	-1 295	16 022	504	17 245
Effect of adopting IAS 39	–	–	–	31	84	–	85	–	200
Opening balance 2005-01-01	**1 423**	**564**	**27**	**31**	**84**	**-1 295**	**16 107**	**504**	**17 445**
Exchange differences arising on translation of foreign operations	–	–	–	–	–	**1 543**	**-19**	**101**	**1 625**
Other transactions with minority owners	–	–	–	–	–	–	–	**-54**	**-54**
Profit for the year	–	–	–	–	–	–	**3 521**	**86**	**3 607**
Recognition of share-based payments	–	–	**1**	–	–	–	–	–	**1**
Exercise of share options	–	–	**-28**	–	–	–	**-11**	–	**-39**
Dividends	–	–	–	–	–	–	**-1 366**	**-33**	**-1 399**
Redemption of shares	**-285**	–	–	–	–	–	**-2 561**	–	**-2 846**
Release on disposal of investments in equity securities and cash-flow hedges	–	–	–	**-11**	**-84**	–	–	–	**-95**
Change in fair value of investments equity securities and cash flow hedges	–	–	–	**-8**	**-4**	–	–	–	**-12**
Closing balance 2005-12-31	**1 138**	**564**	–	**12**	**-4**	**248**	**15 671**	**604**	**18 233**

Dividends

In view of the company's strong performance, cash generating capacity and outlook, the Board of Directors proposes an increase in the dividend of 33% to 4.00 Swedish kronor per share to be paid to the shareholders on May 4, 2006. The dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in the financial statements.

The proposed dividend for 2005 is payable to all shareholders on the VPC AB's public share register as of April 28, 2006. The total estimated dividend to be paid is 1 821.

On April 27, 2005, a dividend of 3.00 Swedish kronor (2.50 and 2.00) per share was paid to shareholders.

On April 24, 2005, a share split 5:1 was registered and a redemption of 113 837 767 shares was registered on May 30. As a result of the procedure, the Parent Company's share capital was reduced by 285 and 2 846 was distributed to the Parent Company's shareholders.

Paid dividend per A and B share, SEK



4
3
2
1
0
2.00[1]
2.50[1]
3.00[1]
4.00[2]
03
04
05
06

[1] Dividend has been restated due to split and redemption 2005.

[2] Dividend according to the Board of Directors' proposed distribution of surplus for the year 2005.

Notes to the consolidated financial statements

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

1 Accounting policies

Critical accounting policies

Basis of presentation

The consolidated financial statements of the SKF Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which includes interpretations from the International Financial Reporting Interpretations Committee (IFRIC). Furthermore, the Group is in compliance with requirements from the Swedish Financial Accounting Standards Council RR30, "Addtional Accounting Rules for Group Accounts" as well as relevant interpretations (URA) issued by the Council's Emerging Issues Task Force. The financial statements are presented in Swedish Kronor (SEK) rounded to the nearest million, and are prepared on the historical cost basis except as disclosed in the accounting policies below.

Basis of consolidation

The consolidated financial statements include the Parent Company, AB SKF, and each of those companies in which it directly or indirectly, exercises control. Such control is usually achieved with an ownership representing more than 50% of the voting rights. AB SKF and its subsidiaries are referred to as "the SKF Group" or "the Group".

Consolidated shareholders' equity includes the Parent Company's equity and the part of the equity in subsidiaries, which has arisen after the subsidiary's acquisition.

Minority interests are shown as a separate category within equity, with the minority share of net profit being specified after the net profit.

Intercompany accounts, transactions and unrealized profits have been eliminated in the consolidated financial statements.

Business combinations and goodwill

All business combinations are accounted for in accordance with the purchase method. At the date of acquisition, the acquired assets, liabilities and contingent liabilities (net identifiable assets) are measured at fair value, which requires the use of estimates. Acquired land, buildings and equipment are usually independently appraised. Financial assets and liabilities (including post employment benefits), as well as inventories, are recorded using references to available market information. The fair values of significant intangible assets are derived either with the assistance of independent valuation experts, or internally using appropriate valuation techniques generally based on forecasted future cash flows.

Any excess of the cost of acquisition over fair values of net identifiable assets of the acquired business including contingent liabilities is recognized as goodwill. Any deficiency of the cost of acquisition below such fair values is credited to profit and loss in the period of acquisition.

Goodwill is not amortized but is reviewed at least annually for impairment. Any impairment loss is recognized in profit and loss and is not subsequently reversed.

Investments in jointly controlled and associated companies

Companies, in which the Group has a significant influence, are referred to as associated companies. Significant influence is usually achieved when the Group owns 20 to 50% of the voting rights. Investments in associated companies are reported in accordance with the equity method.

Investments where the Group as a venturer and together with other venturers, jointly control the economic activities of the investment through a contractual arrangement between the venturers, are defined as jointly controlled entities. Such investments are accounted for using the equity method.

Under the equity method, the carrying value of the investment is equal to the Group's share of shareholders' equity in these companies, determined in accordance with the accounting policies of the Group as well as any goodwill arising upon acquisition. The Group's share in the result of these companies is based on their pre-tax profit/loss and taxes, respectively.

Classification

The assets and liabilities classified as current are expected to be recovered or settled within twelve months from the balance sheet date. All other assets and liabilities are recovered or settled later. No other liabilities than loans, financial leases and certain derivative instruments are expected to be settled later than five years from the balance sheet date.

Segment information

The Group's primary segment is based on customer segments, which agrees to the Group's operational division structure. The secondary segment information is based on geographical location of the customer to whom the sale is made as well as the geographical location of subsidiaries' assets and capital expenditures. Sales between business units are made on market conditions, with arms-length principle. Segment results represent the contribution of the segments to the profit of the Group, and include some allocated corporate expenses. Unallocated items consist mainly of remaining corporate expenses, including some research and development activities, net costs relating to prior organization or disposed operations, profit from certain associated companies and certain costs which cross over segment lines for which management believes no reasonable basis for allocation exists.

Segment assets include all operating assets used by a segment and consist principally of plant, property and equipment, external trade receivables, inventories, other receivables, prepayments and accrued income. Segment liabilities include all operating liabilities used by a segment and consist principally of external trade payables, other provisions, accrued expenses and deferred income.

Unallocated assets and liabilities include all tax items and items of a financial, interest-bearing nature, including post-employment benefit assets and provisions. Additionally, unallocated items include items related to central corporate activities, including research and development, as well as items related to previously mentioned unallocated result items included in results of operations.

Inter-segment receivables and payables arising from the sales between segments, are not considered segment assets and liabilities as such items are sold to and settled directly with SKF Treasury Centre, the Group's internal bank, thereby becoming financial in nature.

Exchange rates

The following exchange rates have been used when translating the financial statements of foreign subsidiaries operating in the countries shown below into SEK:

Country	Unit	Currency	Average rate 2005	Average rate 2004	Average rate 2003	Year-end rate 2005	Year-end rate 2004	Year-end rate 2003
Canada	1	CAD	**6.16**	5.65	5.76	**6.84**	5.46	5.55
China	1	CNY	**0.91**	0.89	0.97	**0.99**	0.80	0.88
EMU-countries	1	EUR	**9.28**	9.12	9.12	**9.43**	9.00	9.08
India	100	INR	**16.90**	16.21	17.30	**17.65**	15.11	15.95
Japan	100	JPY	**6.76**	6.82	6.97	**6.78**	6.36	6.80
United Kingdom	1	GBP	**13.54**	13.40	13.19	**13.74**	12.70	12.90
USA	1	USD	**7.45**	7.35	8.07	**7.95**	6.60	7.27

Translation of foreign financial statements

All foreign subsidiaries report in their functional currency being the currency of the primary economic environment in which the subsidiary operates. Upon consolidation, all balance sheet items have been translated to SEK based on the year-end exchange rates. Income statement items are translated at average exchange rates. The resulting translation adjustments that have arisen since January 1, 2003, the date of transition to IFRS, are presented as a separate component of shareholders' equity. Such translation differences are recognized in profit and loss upon the disposal of the foreign operation.

Translation of items denominated in foreign currency

Transactions in foreign currencies during the year have been translated at the exchange rate prevailing at the respective transaction date.

Trade receivables and trade payables and other receivables and payables denominated in foreign currency have been translated at the exchange rates prevailing at the balance sheet date. Such exchange gains and losses are included in other operating income and other operating expense. Other foreign currency items have been included in financial income and financial expense.

Hedging as from January 1, 2005

Cash flow hedges

Hedge accounting has been applied to derivative financial instruments, which are effective in offsetting the variability in the cash flows from forecasted external sales. Forward exchange and currency option contracts were used as hedging instruments.

Changes in fair value of these derivative financial instruments designated as hedging instruments and meeting the criteria for hedging future cash flows were recognized on the balance sheets and directly in equity, for their effective portion. In the same period during which the forecasted net sales affects the income statement the cumulative gain or loss recognized in equity is recycled to the income statement and recognized on the sales line.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is removed from equity and recognized in the income statement under financial items when the committed or forecast transaction is recognized in the income statement. However, if the hedged transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement under financial items.

Fair value hedges

Hedge accounting has been applied to derivative financial instruments which are effective in hedging the exposure to changes in fair value of foreign borrowing. The currency and interest risk exposure has been hedged by cross-currency interest rate swaps.

Changes in fair value of these derivative financial instruments designated as hedging instruments and meeting the criteria for fair value hedges are recognized on the balance sheet and in the income statement under financial items. The carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk. The gain or loss is recognized in the income statement under financial items.

Economic hedges

Derivatives which provide effective economic hedges but for which hedge accounting as defined by IAS 39 is not applied to are accounted for as trading instruments. Changes in the fair value of these economic hedges are immediately recognized in the income statement under financial items.

Share-based payments

The fair value at grant date of option programme 2003, which vested in February 2005, was initially recognized directly in equity and amortized as an expense over the vesting period. The fair value was determined using the Black & Scholes options valuation model. The terms and conditions upon which the options were granted were taken into account when applying the valuation method. The amount recognized as an expense was adjusted to reflect the actual number of share options that vested. The exercise of options under this program is recognized directly in equity.

No initial fair value of option programs 2001 and 2002, which were granted in February 2001 and 2002 and vested in February 2003 and 2004, respectively, was required to be recognized according to IFRS 1 transition rules. Exercise of options under these two programs is recorded in operating profit as under previous Swedish GAAP.

A provision calculated on the estimated fair value of the options on reporting date is recorded for social charges to be paid by the employer when the options are exercised. The fair value of the options is calculated as the difference in exercise price of the options and market price of the SKF B share.

For the cash-settled share-based compensation granted to the Board of Directors of the Parent Company, a provision based on the fair value of the SKF B share on reporting day is made. The expense is recognized in operating profit.

Revenue recognition

Revenues are recognized when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from the sale of goods and services is generally recognized when (1) an arrangement with a customer exists, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable, and (4) collection of the amount due is reasonably assured.

Contracts and customer purchase orders are generally used to determine the existence of such an arrangement. Shipping documents and customer acceptance are used, when applicable, to verify delivery. Whether the price is fixed or determinable are assessed based on the payment terms associated with the transaction. Collectibility is assessed based primarily on the creditworthiness of the customer as determined by credit limit control and approval procedures, as well as the customer's payment history. Approval procedures include approval of new customers by management. Accruals for customer rebates are recorded at the time of revenue recognition. Rebates are recognized as a reduction of sales.

Revenues from service and/or maintenance contracts where the service is delivered to the customer at a fixed price is accounted for on a straight-line basis over the duration of the contract or under the percentage-of completion method based on the ratio of actual costs incurred to total estimated costs expected to be incurred. Any anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Property, plant and equipment (PPE)

Machinery and supply systems, land, buildings, tools, office equipment and vehicles which are held for use in the production or supply of goods or services or for administrative purposes are stated in the balance sheet at cost or deemed cost, less accumulated depreciation and impairment losses. For a description of deemed cost see Note 32.

SKF applies a component approach to depreciation. This means that where items of PPE are comprised of different components having a cost significant in relation to the total cost of the items, such components are depreciated separately. Depreciation is provided on a straight-line basis and is calculated based on historical cost. The rates of depreciation are based on the estimated useful lives of the assets, which are subject to annual review. These useful lives are based upon estimates of the periods during which the assets will generate revenue based to a large extent of historical experience of usage and technological development. The useful lives are:

- 33 years for buildings and installations;
- 10-20 years for machinery and supply systems;
- 10 years for control systems within machinery and supply systems;
- 4-5 years for tools, office equipment and vehicles.

Depreciation is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Intangible assets other than goodwill

Intangible assets other than goodwill are stated at initial cost less accumulated amortization and impairment losses. Amortization is made on a straight-line basis over their estimated useful lives, which are subject to annual review. The useful lives are based to a large extent on historical experience, the expected application, as well as other individual characteristics of the asset. The useful lives are:

- Patents and similar rights ranging from 6 to 11 years;
- Capitalized software normally 4 years;
- Capitalized customer relationships ranging from 5 to 15 years;
- Capitalized development expenditures ranging from 3 to 7 years;
- Other intangible assets normally from 3 to 5 years;
- Those intangible assets where there is no foreseeable limit to the period over which the asset is expected to generate net cash flows, are considered to have indefinite useful lives, and no amortization is made.

Amortization is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Capitalization of software

The Group capitalizes software for internal use if it is probable that the future economic benefits that are attributable to it will flow to the company and the cost can be reliably measured. In evaluating capitalization, management considers new functionality and/or increased standard of performance to be significant evidence that future economic benefits will be achieved.

Research and development

Research expenditures as well as development expenditures not meeting the capitalization criteria described below, are charged to cost of goods sold in the consolidated income statement when incurred.

Expenditures during the development phase are capitalized as intangible assets when, according to management's judgment, it is probable with a high degree of certainty, that they will result in future economic benefits for the Group. Stringent criteria must be met before a development project results in the recording of an intangible asset. Such criteria include the ability to complete the project, proof of technical feasibility and market existence, as well as intention and ability to use or sell the asset and the ability to reliably measure the expenditures during the development phase. Management considers the existence of a customer order as significant evidence of technological and economic feasibility.

Leases

A lease agreement that, according to management's judgment, transfers substantially all the benefits and risks of ownership to the Group is accounted for as a finance lease. Finance leases are recorded as plant, property and equipment initially at an amount equal to the present value of the minimum lease payments during the lease term. Finance leases are depreciated in a manner consistent with the Group's normal useful lives for owned plant, property and equipment. Lease payments are apportioned between the finance charge and the reduction of the outstanding finance lease obligation. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Other leases are accounted for as operating lease, where rental expenses are recognized in the income statement, on a straight-line basis, over the lease term.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market value (net realizable value). Raw materials and purchased finished goods are valued at purchase cost. Work in process and manufactured finished goods are valued at production cost. Production cost includes direct production cost such as material and labour, as well as manufacturing overhead as appropriate.

Net realizable value is defined as selling price less costs to complete and costs to sell. As actual selling prices and selling costs are not known, managements best estimate, based on current price and cost levels are used. Net realizable value includes write-downs for both technical and commercial obsolescence made on an individual subsidiary basis. Such obsolescence is assessed by reference to the rate of turnover for each inventory item.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, bank deposits, debt securities, and other liquid investments that have a maturity of three months or less at the time of acquisition.

Long-term employee benefits

Employee benefits, which are both earned and paid out during employment, and are expected to be settled more than twelve months after they are earned yet before employment ends, are long-term employee benefits. These include part-time retirements programs, anniversary bonuses, long-stay and jubilee payments. All such programs are calculated using the projected credit unit method and appropriate assumptions, as both are described under post-employment benefits, except that all actuarial gains and losses are recognized immediately.

Critical accounting policies involving significant management judgment

The following accounting policies involve management judgments that are considered to have the most significant effect on the consolidated financial statements.

Income taxes

General

Taxes include current taxes on profits, deferred taxes and other taxes such as taxes on capital, actual or potential withholding on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income taxes are recognized in the income statement, except to the extent that they relate to items directly taken to equity, in which case they are recognized in equity.

Significant management judgment is required in determining current tax liabilities and assets as well as deferred tax liabilities and assets. The process involves estimating the current tax exposure together with assessing temporary differences arising from differing treatment of items for tax and accounting purposes. In particular, management must assess the likelihood that deferred tax assets will be recoverable from future taxable income.

Current taxes

All the companies within the Group compute current income taxes in accordance with the tax rules and regulations of the countries where the income is taxable. Provisions have been made in the consolidated financial statements for estimated taxes on earnings of subsidiaries expected to be remitted in the following year, but not for tax liabilities, which may arise on distribution of the remaining unrestricted earnings of foreign subsidiaries as they can be distributed free of tax or as SKF does not intend to internally distribute them in the foreseeable future.

Deferred taxes

The Group utilizes a balance sheet approach for measuring deferred taxes, which requires deferred tax assets and liabilities to be recorded based on enacted tax rates for the expected future tax consequences of existing differences between accounting and tax reporting bases of assets and liabilities, and tax loss and tax credit carry-forwards. Such tax loss and tax credit carry-forwards can be used to offset future income. Deferred tax assets are recorded to the extent that it is probable that sufficient future taxable income will be available to allow the recognition of such benefits.

Other taxes

Other taxes refer to taxes other than income taxes, which should not be included elsewhere in the income statement.

Financial instruments as from January 1, 2005

Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Settlement day recognition is applied for financial assets and liabilities other than derivatives, which are recognized at trade date. Financial instruments are recorded initially at cost, which usually equals fair value at the time of acquisition. Transaction costs are included in the initial measurement of financial assets and liabilities that are not measured at fair value through profit and loss. Subsequent measurement depends on the designation of the instrument, as determined by management, as follows:

- Investments in equity securities (other than interests in jointly controlled and associated companies) are designated as available for sale. Changes in fair value of equity investments with a reliable fair value are recognized directly in equity, except for impairment losses, which are recognized in the income statement. When the investments are derecognized the cumulative gain or loss recognized in equity is removed from equity and recognized in the income statement. If the fair value of an unquoted equity security cannot be reliably measured the investment is measured at cost;
- Deposits for which substantially all initial investment is expected to be recovered, comprising principally of funds held with landlords and other service providers, trade receivables, loans granted and funds held with banks are designated as loans and receivables and measured at amortized cost using the effective interest method. Impairment losses are recognized where there is objective evidence of impairment;
- Financial assets other than those designated as available for sale or loans and receivables are designated as financial assets at fair value through profit and loss;
- Loans and other financial liabilities are measured at amortized cost using the effective interest method. Liabilities that are hedged against changes in fair value, however, are recorded at fair value.
- Derivatives, comprising foreign exchange contracts, currency options, cross-currency and interest rate swaps and embedded derivatives are always recognized at fair value in the income statement unless they are designated and effective cash flow hedging instruments;
- Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss.

Financial assets are derecognized when the contractual rights to the cash flow have expired or been transferred together with substantially all risks and rewards. Financial liabilities are derecognized when they are extinguished.

Critical accounting policies involving key sources of estimation uncertainty

The following accounting policies involve key assumptions and /or estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of long-lived assets and assets with indefinite lives

Long-lived assets

Intangible assets and plant, property and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination is performed at the cash generating unit (CGU) level. Factors that are considered important are:

- Underperformance relative to historical and forecasted operating results;
- Significant negative industry or economic trends;
- Significant changes relative to the asset including plans to discontinue or restructure the operation to which the asset belongs.

When there is an indication that the carrying value may not be recoverable based on the above indicators, the profitability of the product line to which the asset belongs is analysed to further confirm the nature and extent of the indication. When an indication is confirmed an impairment loss is recognized to the extent that the carrying amount of the affected CGU exceeds its recoverable amount.

Assets with indefinite lives

Goodwill and other intangibles with indefinite lives are tested annually for impairment at the CGU level where an impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Calculating the impairment loss

The recoverable amount is the greater of the estimated net selling price and value in use. For those CGU's acquired during the year, the net selling price, being the purchase price, is used as recoverable amount. Such net selling price has been developed with reference to discounted cash flows and observable market prices and therefore, without evidence to the contrary, it is assumed to be the greater value. For other CGUs the recoverable amount has been determined on the basis of value in use.

In assessing value in use, a discounted future cash flow model (DCF) is used. The DCF model involves a number of significant assumptions and estimates in the forecasting of future operating cash flows, including terminal values, the number of years on which to base the cash flow projections, market growth rates, revenue volumes, production costs, and working capital requirements. Forecasts of future operating cash flows are based on the best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. Terminal values are based on the Gordon Growth model, which includes a growth factor representing inflation expected in the country in which the assets operate.

Forecasts for operating cash flow are adjusted by an appropriate discount rate derived from our costs of capital plus reasonable risk premiums, including market risk and small company premium, at the date of evaluation. Management determines the discount rate to be used based on the risk inherent in the related activity's current business model and industry comparisons.

Predicting these key variables involves uncertainty about future events and market conditions, and therefore actual outcomes may be significantly different. However, the assumptions, which have been reviewed by management, are consistent with our internal forecasts.

Provisions

In general, a provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. As the estimates involve uncertainty about future events outside the control of the Group, the actual outcomes may be significantly different.

Restructuring provisions including termination benefits

Restructuring provisions for programs that materially change the manner in which the SKF Group operates, are recognized when a detailed formal plan has been established and a public announcement of the plan has occurred creating a valid expectation that the plan will be carried out. Restructuring provisions often include termination benefits, which can be either voluntary or involuntary. Termination benefits are recognized in accordance with the above, except where there is a service requirement in connection with the benefits, in which case the cost is spread over the service period.

Restructuring provisions involve estimates about the timing and cost of the planned future activities. The most significant estimates involve the costs necessary to settle employee severance or other employee separation obligations, as well as the costs involved in contract cancellations and other exit costs. Such estimates are based upon historical experience and the expected future cash outflows, based on the current status of negotiations with the affected parties and/or their representatives.

Provisions for litigation

Provisions for litigations are estimates of the future cash flows necessary to settle the obligations. Such estimates are based upon the nature of the litigation, the legal processes and potential level of damages in the jurisdiction in which the litigation has been brought, the progress of the cases, the opinions and view of internal and external legal counsel and other advisors regarding the outcome of the case, and experience with similar cases.

Warranty provisions

Warranty provisions involve estimates about the outcome of warranty claims resulting from defective products, which include estimates for potential liability for damages caused by such defects to our customers or to the customers of our customers and potential liability for consequential damages. Assumptions are required for both determining the likelihood of favourable outcomes of warranty disputes and the cost incurred when replacing the defective products and compensating customers for damages caused by our products. Warranty provisions are estimated with consideration of historical claims statistics, expected costs to remedy and the average time lag between faults occurring and claims to the company.

Post-employment benefits

The post-employment provisions and assets arise from defined benefit obligations in plans which are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the all-purpose assets of the company sponsoring the plan. The related provisions carried in the balance sheet represent the present value of the defined benefit obligation less the fair value of plan asset and adjusted for unrecognized actuarial gains and losses and past service costs.

Under externally funded defined benefit plans, the assets of the plans are held separately from those of the Group, in independently administered funds. The related balance sheet provision or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation, taking into account any unrecognized actuarial gains or losses and past service cost. However, an asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group for example in the form of reductions in future contributions, or refunds from the plan. When such excess is not available it is not recognized, but is disclosed in the notes.

The projected credit method is used to determine the present value of all defined benefit obligations and the related current service cost and where applicable, past service cost. Valuations are carried out annually for the most significant plans and on a regular basis for other plans. External actuarial experts are used for these valuations.

Estimating the obligations and costs involves the use of assumptions. Such assumptions vary according to the economic conditions of the country in which the plan is located and are adjusted to reflect market conditions at every year-end. However, the actual costs and obligations that in fact arise under the plans may be materially different from the estimates based on the assumptions due to changing market and economic conditions. The most sensitive assumptions are related to the discount rate, expected return on assets, future compensation increases and health care cost rates. The selection of the discount rate is based on rates of return on high-quality, fixed-income investments (high quality corporate bonds and, in countries where there is no deep market for such bonds, government bonds) that, if invested at the valuation date, would provide the necessary future cash flows to pay the benefits when due. The expected return on assets is based on the market expectations (at the beginning of each period) for returns over the entire life of the related obligation. In developing the long term rate of return, management considers the historical returns and the future expected return based on current market developments for each asset class as well as the target allocations of the portfolio. The salary growth assumptions reflect the non-current actual experience, the near term outlook and assumed inflation. Health care cost trend rates are developed based on historical cost data, the near term outlook, and an assessment of likely non-current trends. Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the remaining service lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of the plan assets at the end of the previous year.

For all defined benefits plans the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets (only funded plans) and past service cost as well as any amortized actuarial gains and losses. The past service cost for changes in pension benefits is recognized when such benefits vest, or amortized over the periods until vesting occurs.

Interest cost and the expected return on assets to the extent that it covers that plan's interest cost, is classified as financial expense. Other expense items as well as any remaining expected return on assets and all defined contribution expenses are allocated to the operations based on the employee's function as manufacturing, selling, or administrative.

The defined benefit accounting described above is applied only in the consolidated accounts. Subsidiaries, including the Parent Company, continue to use the local statutory pension calculations to determine pension costs, provisions and assets in the stand-alone statutory reporting.

Some post-employment benefits are also provided by defined contribution schemes, where the Group has no obligation to pay benefits after payment of an agreed-upon contribution to the third party responsible for the plan. Such contributions are recognized as expense when incurred.

A portion of the ITP pensions arrangements in Sweden is financed through insurance premiums to Alecta. This arrangement is considered to be a multi-employer plan where defined benefit accounting is required. Alecta is currently unable to provide the information needed to do such accounting. As a result, such insurance premiums paid are currently accounted for as a defined contribution expense.

Change in accounting principles January 1, 2005

As from January 1, 2005 the Group implemented IFRS 5 "Assets held for sale and discontinued operations", and IFRS 4 "Insurance contracts". These had no effect upon the Groups financial statements.

As from January 1, 2005 the Group implemented IAS 39 "Financial Instruments Measurement and recognition", and the amendment to IAS 39 "Transition and initial recognition of financial assets and financial liabilities". The effect of this change in accounting policy at January 1, 2005 was an increase to equity of 200, net of tax.

The SKF Group has chosen not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, as allowed by these transition rules and therefore these years continue to reflect previous Swedish GAAP.

Hedging under previous Swedish GAAP for years 2003 and 2004

Under previous Swedish GAAP, changes in fair value of derivatives hedging anticipated transactions did not need to be recognized on the balance sheet until the hedged item was recognized. Received and paid premiums for options hedging currency flows were reported as financial income or expense during the contract period.

Financial assets and liabilities in foreign currency hedged by individual companies were, if applicable, valued at the spot rate of the underlying forward exchange contracts and discounts and premiums were reported as financial income or expense over the contract period. When the currency of investments and borrowings denominated in another currency than reporting currency was changed by currency swap contracts, these swap contracts were taken into account when translating the investments and borrowings to Swedish kronor. For interest rate swaps hedging loans accrued interest was reflected per closing date as financial income or financial expense. Interest rate swaps hedging financial assets classified as current financial assets were valued at market rate and resulting gains and/or losses were reflected as financial income or expense.

Financial instruments under previous Swedish GAAP for years 2003 and 2004

Under previous Swedish GAAP, debt securities classified as held to maturity were recorded at acquisition value. Debt securities which represented highly liquid assets and which were bought and held principally for selling them in the near term were classified as current financial assets and were recorded at fair value with gains and losses recorded as financial income or financial expense. Fair value was determined on basis of market prices at the balance sheet date.

Under previous Swedish GAAP, loans and other financial liabilities were measured at cost and related fees, transaction costs and premiums and discounts were amortized over the period until maturity on a straight-line basis.

Under previous Swedish GAAP, derivative instruments used for trading purposes were recognized at fair value in the income statement. Derivatives hedging forecasted transactions did not need to be recognized on the balance sheet until the hedged item was recognized. Embedded derivatives were neither required to be recognized nor separately accounted for.

IFRS issued but not effective

Numerous IFRS have been issued yet are not effective for the year ending December 31, 2005. IFRS effective January 1, 2006, having no material impact upon the Group are:

- Amendment IAS 19 (December 2004) "Actuarial gains and losses, group plans, and disclosures" and consequential amendment to IAS 1, allows an option to immediately recognize in equity actuarial gains and losses arising from post-employment defined benefit calculations. The Group has chosen not to apply this option and will continue to defer such actuarial gains and losses. Further, the amendment requires additional disclosures related to post-employment defined benefit plans for which the Group will comply with in the 2006 annual report;
- Amendment IFRS 1 and IFRS 6 (June 2005);
- IFRS 6 "Exploration for and evaluation of mineral resources";
- Amendment IAS 39 (June 2005) "The fair value option";
- Amendment IAS 39 (August 2005) "Financial guarantee contracts";
- IFRIC 5 "Rights to interests from decommissioning restoration and environmental rehabilitation funds".

IFRS where the impact upon the Group has not been determined:
Effective January 1, 2006:

- Amendment IAS 21 (December 2005) "Net investment in a foreign operation";
- IFRIC 4 "Determining whether an arrangement contains a lease";
- Amendment IAS 39 (April 2005) "Cash flow hedges of intra-Group transactions";

Effective January 1, 2007:

- IFRS 7 "Financial Instruments: Disclosures";
- Amendment IAS 1 (August 2005) "Capital disclosures";
- IFRIC 6 "Liabilities arising from participating in a specific market - waste electrical and electronic equipment";
- IFRIC 7 "Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies";
- IFRIC 8 "Scope of IFRS 2".

Definitions of key figures

The majority of the subsidiaries within the Group report the results of their operations and financial position twelve times a year. The key figures presented in the Annual Report have been calculated using average values based on these reports. Consequently, the calculation of these key figures using the year-end values presented may give slightly different results.

1. *Portion of risk-bearing capital*
   Shareholders' equity and provisions for deferred taxes, as a percentage of total assets at year-end.
2. *Equity/assets ratio*
   Shareholders' equity as a percentage of total assets at year-end.
3. *Gearing*
   Short- plus non-current loans plus provisions for post-employment benefits divided by the sum of short-plus non-current loans, provisions for post-employment benefits and equity, all at year-end.
4. *Return on total assets*
   Operating profit/loss plus interest income, as a percentage of twelve months average of total assets.
5. *Return on capital employed*
   Operating profit/loss plus interest income, as a percentage of twelve months average of total assets less the average of non-interest bearing liabilities.
6. *Return on shareholders' equity*
   Profit/loss after taxes as a percentage of twelve months average of shareholders' equity.
7. *Operating margin*
   Operating profit/loss, as a percentage of net sales.
8. *Turnover of total assets*
   Net sales in relation to twelve months average of total assets.
9. *Basic earnings/loss per share in SEK*
   Profit/loss after taxes less minority interests divided by the number of shares.
10. *Yield*
    Dividend as a percentage of share price at year-end.
11. *P/E ratio*
    Share price at year-end divided by basic earnings per share.
12. *Average number of employees*
    Total number of working hours of all employees, divided by the normal total working time during the year.

2 Segment information

Customer segment

The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide. Previously published amounts have been reclassified to conform to the current Group structure in 2005.

The Industrial Division is responsible for sales to industrial OEM customers and for the product development and production of a wide range of bearings (including spherical and cylindrical roller bearings and angular contact ball bearings), lubrication systems, linear motion products and couplings. The division has four specialist business areas, Lubrication, Railways, Actuation & Motion Control and Couplings.

The Service Division is responsible for sales to the industrial aftermarket, mainly via a network of some 7 000 distributor locations. The division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The SKF Reliability Systems business area offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution for both the SKF Group and external customers.

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep-groove ball bearings and bearing seals. Of the division's total sales, some 70% are made through other divisions.

The Aero and Steel Division is divided into SKF Aerospace and SKF Forgings and Rings. SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes and also for offering various services including the repair of bearings. SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings, primarily for the bearing industry. The division results included results of the Ovako Steel operations through April 2005. Ovako Steel was responsible for product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications. Starting from May 2005, the division results included the result from the jointly controlled entity Oy Ovako Ab. See Note 11 for a description of the Ovako exchange transaction.

	Net sales			Sales including intra-Group sales		
	2005	2004	2003	**2005**	2004	2003
Industrial	**12 773**	10 785	9 665	**19 183**	16 640	15 139
Service	**15 995**	14 115	12 947	**17 533**	15 554	14 307
Automotive	**15 146**	14 054	13 344	**17 021**	15 679	14 804
Electrical	**2 102**	1 931	1 833	**7 426**	6 824	6 459
Aero and Steel	**3 198**	3 874	3 551	**5 136**	6 584	6 016
Other operations	**71**	67	37	**282**	68	40
Eliminations	**–**	–	–	**-17 296**	-16 523	-15 388
	49 285	44 826	41 377	**49 285**	44 826	41 377

	Operating profit			Depreciation, amortization and impairments		
	2005	2004	2003	**2005**	2004	2003
Industrial	**1 933**	1 585	1 456	**456**	462	457
Service	**2 078**	1 688	1 414	**115**	95	117
Automotive	**452**	612	471	**652**	532	556
Electrical	**357**	297	172	**360**	387	399
Aero and Steel	**463**	206	-179	**174**	293	438
Other operations	**14**	1	-24	**–**	–	–
Eliminations and unallocated items	**30**	45	-3	**-5**	-36	-155
	5 327	4 434	3 307	**1 752**	1 733	1 812

Of the Group's total income from jointly controlled and associated companies, 188 (0 and 0) was included in the Aero and Steel Division, -5 (-4 and -7) in the Automotive Division, 1 (1 and 1) in the Service Division and the remainder was included as unallocated.

	Assets			Liabilities		
	2005	2004	2003	**2005**	2004	2003
Industrial	**10 289**	8 831	7 662	**2 419**	2 120	1 946
Service	**4 831**	4 325	3 883	**1 570**	1 309	1 196
Automotive	**9 000**	8 117	7 951	**2 373**	2 291	2 039
Electrical	**4 010**	3 699	3 774	**1 454**	1 375	1 282
Aero and Steel	**3 533**	3 970	3 958	**732**	1 226	1 108
Other operations	**60**	45	45	**110**	47	8
Eliminations and unallocated items	**8 626**	6 027	9 279	**13 458**	9 401	13 121
	40 349	35 014	36 552	**22 116**	17 769	20 700

	Additions to plant, property, equipment and intangible assets		
	2005	2004	2003
Industrial	**670**	521	432
Service	**81**	107	86
Automotive	**506**	477	479
Electrical	**373**	285	215
Aero and Steel	**148**	144	238
Eliminations and unallocated items	**16**	-22	42
	1 794	1 512	1 492

Geographical segments

The SKF Group has more than 100 factories in approximate 20 countries. Roller bearings, bearing units and seals for the automotive- and industrial OEM producers and for the aftermarket are produced in Europe, North America and Asia. Ball bearings are also produced in South Africa. Linear motion products and machine tools are made in Europe and Asia.

SKF has some two million customers worldwide. Products for the industrial and automotive aftermarket are sold through a network of distributors and dealers in some 15 000 locations in some 140 countries. Mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts comprise a relatively small but growing business with customers worldwide.

	Net sales by customer location		
	2005	2004	2003
North America	**9 930**	9 152	9 244
Europe	**27 671**	25 717	23 401
Asia/Pacific	**8 381**	6 659	5 912
Other	**3 303**	3 298	2 820
	49 285	44 826	41 377

	Assets			Additions to plant, property, equipment and intangible assets		
	2005	2004	2003	2005	2004	2003
North America	**6 255**	5 179	5 631	**173**	106	184
Europe	**27 743**	25 014	26 759	**1 222**	1 298	1 154
Asia/Pacific	**5 606**	4 396	3 871	**345**	99	111
Other	**2 254**	1 643	1 455	**113**	57	50
Eliminations	**-1 509**	-1 218	-1 164	**-59**	-48	-7
	40 349	35 014	36 552	**1 794**	1 512	1 492

3 Acquisitions

	2005	2004	2003
Fair value of net assets acquired			
Intangible assets	**36**	163	32
Property, plant and equipment	**52**	337	5
Financial assets	**4**	2	–
Purchase of remaining minority holdings	**40**	5	–
Financial liabilities	**-17**	-112	-2
Deferred taxes and provisions	**-27**	-186	-18
Net working capital and current taxes	**50**	286	7
Cash and cash equivalents	**27**	63	–
	165	558	24
Goodwill	**301**	149	65
Total consideration	**466**	707	89
Less:			
Cash and cash equivalents acquired	**-27**	-63	–
Consideration payable	**-20**	–	–
Cash outflow on acquisitions	**419**	644	89

3 Acquisitions (cont.)

In 2005, the Group acquired businesses amounting to 466, primarily:

- Jaeger Industrial Ltd., Taiwan, a leading manufacturer of electromechanical actuators, electronic control units and complete actuation systems;
- Sommers Industriteknik AB, a distributor of Vogel lubrication systems located in Linköping, Sweden;
- The remaining 25% minority of Aeroengine Bearings UK, Ltd. The company designs, manufactures and sells bearings for main shafts and gearboxes for jet engines. 75% of the company was acquired in 2002;
- The remaining 30% minority of the Dutch service company Machine Support BV. Machine Support specializes in precision geometric alignment and rotating machine alignment. 70% of the company was acquired in 2000.

In connection with business acquisitions in 2005, the Group acquired 36 of intangible assets other than goodwill. The most significant of those newly acquired intangible assets was 26, assigned to customer relationships which is being amortized over an estimated useful life of 8-15 years.

The most significant acquisition 2005 occurred in the Industrial Division, when SKF acquired 100% of the issued share capital in the Taiwanese company Jaeger Industrial Ltd. The company is headquartered in Taipei, Taiwan and has manufacturing facilities in Taiwan and in China.

The acquisition was completed June 1, 2005, for a total consideration of 379. Goodwill consists of assembled work force, market shares and synergies. With the addition of the Jaeger Group's product range, SKF was reinforcing its position in the fast growing market for electromechanical actuators, linear drives and actuation systems. The acquisition was in line with the SKF Group's strategy to grow in the area of mechatronics and to develop products and processes with higher added value to improve customers' competitiveness.

Jaeger Group contributed 147 of net sales and 1 of net loss for the period between the date of acquisition and December 31. If the acquisition had been completed on January, 2005, total Group net sales for the year would have been 49 399, and net profit for the year would have been 3 610.

Jaeger Group	Book value	Fair value adjustments	Fair value
Net assets acquired			
Intangible assets	4	28	32
Property, plant and equipment	34	15	49
Financial assets	6	-1	5
Financial liabilities	-17	–	-17
Deferred taxes and provisions	-2	-23	-25
Net working capital and current taxes	59	-1	58
Cash and cash equivalents	23	–	23
	107	18	125
Goodwill			254
Total consideration			379
Less:			
Cash and cash equivalents acquired			-23
Consideration payable			-20
Cash outflow on acquisition			336
Total consideration satisfied by:			
Cash			376
Directly attributable costs			3
Total consideration			379

In 2004, the Group acquired businesses amounting to 707, primarily:

- Willy Vogel AG, a German-based group in the field of lubrication systems;
- Vibration Engineers and Consultants Pvt. Ltd., an India-based condition-monitoring service provider;
- The remaining 40% of Anhui Cr Seals Co. Ltd, China, a producer of seals. 60% of the company was acquired in 1997.

In connection with business acquisitions in 2004, the Group acquired 163 of intangible assets other than goodwill. The most significant of those newly acquired intangible assets included 77, assigned to customer relationships and amortized over an estimated useful life of 15 years and 40, assigned to acquired capitalized software and amortized over an estimated useful life of 3-10 years. Additonal 37 of acquired intangible assets have been assigned to trade name and are not subject to amortization.

The most significant acquisition 2004 occurred in the Industrial Division, when SKF acquired 100% of the issued share capital in the German based company Willy Vogel AG, one of the world leaders in the field of lubrication systems. The Vogel Group has two manufacturing units in Germany, one in France, one in the USA and one in Japan. Vogel has also sales operations in these countries as well as in Belgium, Hungary, Italy, the Netherlands and Spain.

The acquisition was completed on July 8, 2004, for a total consideration of 678 paid in cash, whereof acquisition related expenses amounted to 11. Cash acquired was 63, giving a net cash outflow arising on acquisition of 615.

Consideration price for the equity	678
Less:	
Book value of net assets	325
Fair value adjustments of net assets	324
Deferred taxes from valuation	-116
Fair value of net assets acquired	533
Goodwill	145

Fair value of net assets consists primarily of trade name, software, customer relationships and property, plant and equipment. Goodwill consist of assembled work force and synergies, since the acquisition has a very strong fit with SKFs products, customers and technologies and will enable SKF to develop and deliver more advanced solutions and increase offered customer values.

Vogel Group contributed 427 of net sales and 16 of operating profit for the period between the date of acquisition and December 31.

In 2003, the Group acquired several minor business totalling 89, primarily:

- BFW Coupling Services Ltd., Canada, a world leading company in lineboring;
- Scandrive Control AB, a leading Swedish manufacturer of integrated servo-gears for the printing industry. Scandrive manufactures compact integrated actuation units incorporating a servo-gear technology;
- Rolling Stock Supply & Service Pty Ltd., one of the leading railway bearing service companies in Australia. The company is a major supplier of new and reconditioned wheel set bearings and axleboxes for railway rolling stock on the Australian, New Zealand and Asian markets.

In connection with business acquisitions in 2003, the Group acquired 32 of intangible assets other than goodwill. The most significant of those newly acquired intangible assets 11, assigned to customer relationships and amortized over an estimated useful life of 5 years and 12, assigned to acquired patents and amortized over an estimated useful life of 11 years.

4 Divestments

	2005	2004	2003
Net assets disposed of			
Property, plant and equipment	**56**	–	120
Financial assets	**3**	72	98
Deferred taxes and provisions	**-18**	–	–
Net working capital and current taxes	**6**	–	50
	47	72	268
Profit	**10**	21	63
Total consideration and cash inflow	**57**	93	331

Divestments in 2005

January 1, 2005, SKF sold Ovako La Foulerie S.A, its factory for hot rolled rings in Carignan, France, to the Italian steel company Fomas S.p.A.

Divestments in 2004

Sale of businesses related mainly to the divestment of SKF's shares in the associated company Momentum Industrial Maintenance Supply AB.

Divestments in 2003

Sale of businesses related to the Group's component manufacturing operations in Veenendaal, The Netherlands, as well as holdings in NN Euroball Aps. NN Euroball Aps was a venture created by the SKF Group, NN Inc. and FAG in 2000 for the production of steel balls in Europe.

5 Research and development

Research and development expenditures totalled 837 (784 and 750). Additionally, the Group entered into external research contracts where the Group produces prototypes of various products on behalf of a third party. Expenses under such contracts were 8 (10 and 11).

6 Depreciation, amortization and impairments

Depreciation, amortization and impairments were accounted for as	2005	Depreciation	Amortization	Impairments	2004	2003
Cost of goods sold	**1 556**	1 367	39	150	1 571	1 647
Selling expenses	**182**	109	32	41	149	154
Administrative expenses	**14**	9	5	–	13	11
	1 752	1 485	76	191	1 733	1 812

7 Financial income and financial expense

	2005	2004	2003
Financial income			
Dividends	**8**	7	7
Capital gain	**63**	–	–
Share swaps	**150**	–	–
Interest income and similar items	**215**	198	194
Financial exchange gains and losses	**265**	-63	-253
	701	142	-52
Financial expense			
Interest on post-employment benefits	**-235**	-290	-427
Interest expense and similar items	**-244**	-242	-277
Financial exchange gains and losses	**-296**	43	250
	-775	-489	-454

8 Taxes

Taxes on profit before taxes	2005	2004	2003
Current taxes	**-1 609**	-1 034	-1 006
Deferred tax	**-5**	-49	298
Other taxes	**-32**	-28	5
	-1 646	-1 111	-703

Deferred taxes for 2005 included a tax benefit of 72 (148 and 141) related to the net change in previous unrecognized deferred tax assets. Of this income, 94 (83 and -1) represented an adjustment of the opening balance of the unrecognized deferred tax assets. The adjustment related to a change in circumstances where profitability improved, which affected the judgment on the realizability of the related deferred tax asset in future years. Changes in tax rates used to calculate deferred tax had an impact of -10 (6 and 9). In 2005, 4 of current taxes were related to items charged directly to equity.

Net deferred taxes per type	2005	Translation difference	Acquistions and divestments	Other changes[1]	Charged in income statement	Charged to equity	Effect of adopting IAS 39	2004	2003
Provisions for post-employment benefits	**-964**	-132	3	10	103	–	–	-948	-1 019
Tax loss carry-forwards	**-80**	-25	–	–	25	–	–	-80	-98
Inventories	**216**	57	–	- 6	37	–	–	128	103
Property, plant and equipment	**1 406**	103	1	-108	-69	–	–	1 479	1 517
Other	**-358**	-56	2	8	-106	–	–	-206	-319
Fair value of investments in equity securities and derivative hedging instruments	**10**	–	–	–	15	-43	38	–	–
	230	-53	6	-96	5	-43	38	373	184
Shown on the balance sheet as									
Liabilities	**1 092**	38	6	-121	83	-44	39	1 091	1 124
Assets	**-862**	-91	–	25	-78	1	-1	-718	-940
	230	-53	6	-96	5	-43	38	373	184

[1] The Ovako Steel exchange transaction is reflected under "Other changes", for further details, see Note 11.

Unrecognized deferred tax assets

At the balance sheet date, the Group had total deferred tax assets of 314 (342 and 379) related to tax loss carry-forwards, whereof 234 (262 and 281) were not recognized due to the uncertainty of future profit streams. Similarly, no deferred tax assets were recognized for certain deductible temporary differences amounting to 111 (155 and 272). Of these unrecognized deferred tax assets 64 were related to tax losses which will expire during the period 2006 to 2010. The remaining unrecognized assets will expire after 2011 and/or may be carried forward indefinitely.

Corporate income tax

The corporate statutory income tax rate in Sweden was 28% in 2005, 2004 and 2003. The actual tax rate on profit before taxes was 31% (27 and 25).

Reconciliation of the statutory tax in Sweden to the actual tax	2005	2004	2003
Tax calculated on statutory tax rate in Sweden	**-1 471**	-1 144	-784
Difference between statutory tax rate in Sweden and foreign subsidiaries' weighted statutory tax rate	**-251**	-105	-40
Other taxes	**-32**	-28	5
Permanent differences	**89**	-62	-12
Tax loss carry-forwards, net of changes in unrecognized deferred tax assets	**28**	1	43
Current tax referring to previous years	**-52**	100	-86
Other	**43**	127	171
Actual tax	**-1 646**	-1 111	-703

Gross value of tax loss carry-forwards

At December 31, 2005, certain subsidiaries, had tax loss carry-forwards amounting to 1 146 (1 135 and 1 157), which are available for offset against future profits. Such tax loss carry-forwards expire as follows:

2006	44
2007	33
2008	94
2009	114
2010	172
2011 and thereafter	689

9 Intangible assets

	2005	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2004
Acquisition cost								
Goodwill	**1 195**	–	301	–	–	6	98	790
Patents, trademarks and similar rights	**121**	1	8	–	–	–	7	105
Capitalized software	**694**	118	–	-14	–	3	10	577
Capitalized customer relationships	**142**	–	26	–	–	–	10	106
Leaseholds	**34**	2	–	–	–	-1	4	29
Capitalized development	**46**	12	2	–	–	–	4	28
Other intangible assets	**70**	38	–	–	–	-1	2	31
	2 302	171	337	-14	–	7	135	1 666

	2005	Amortization	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2004
Accumulated amortization and impairments								
Goodwill	**138**	–	–	–	24	3	4	107
Patents, trademarks and similar rights	**35**	9	–	–	7	-2	2	19
Capitalized software	**446**	39	–	-14	11	3	2	405
Capitalized customer relationships	**38**	8	–	–	–	–	5	25
Leaseholds	**13**	2	–	–	–	–	1	10
Capitalized development	**23**	9	–	–	2	–	2	10
Other intangible assets	**26**	9	–	–	4	-1	3	11
	719	76	–	-14	48	3	19	587
Net book value	**1 583**	95	337	–	-48	4	116	1 079

9 Intangible assets (cont.)

	2004	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003
Acquisition cost								
Goodwill	**790**	–	149	–	–	-5	-57	703
Patents, trademarks and similar rights	**105**	26	42	–	–	-3	-2	42
Capitalized software	**577**	71	40	–	–	-15	-4	485
Capitalized customer relationships	**106**	–	77	–	–	–	-2	31
Leaseholds	**29**	–	–	-1	–	–	-1	31
Capitalized development	**28**	12	3	–	–	15	-2	0
Other intangible assets	**31**	2	1	–	–	-1	-3	32
	1 666	111	312	-1	–	-9	-71	1 324

	2004	Amortization	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003
Accumulated amortization and impairments								
Goodwill	**107**	–	–	–	21	–	-19	105
Patents, trademarks and similar rights	**19**	3	–	–	–	-3	–	19
Capitalized software	**405**	73	–	–	49	-4	-1	288
Capitalized customer relationships	**25**	5	–	–	–	–	-2	22
Leaseholds	**10**	1	–	–	–	–	–	9
Capitalized development	**10**	6	–	–	1	4	-1	0
Other intangible assets	**11**	5	–	–	–	–	-1	7
	587	93	–	–	71	-3	-24	450
Net book value	**1 079**	18	312	-1	-71	-6	-47	874

	2003	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003 Opening balances
Acquisition cost								
Goodwill	**703**	–	65	–	–	–	-96	734
Patents, trademarks and similar rights	**42**	2	12	–	–	-14	-3	45
Capitalized software	**485**	111	–	–	–	-11	-8	393
Capitalized customer relationships	**31**	–	11	–	–	–	-5	25
Leaseholds	**31**	–	–	-1	–	7	-4	29
Capitalized development	**0**	–	–	–	–	–	–	0
Other intangible assets	**32**	–	9	–	–	–	-1	24
	1 324	113	97	-1	–	-18	-117	1 250

	2003	Amortization	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003 Opening balances
Accumulated amortization and impairments								
Goodwill	**105**	–	–	–	18	–	-5	92
Patents, trademarks and similar rights	**19**	3	–	–	4	-3	-1	16
Capitalized software	**288**	87	–	–	–	-2	-1	204
Capitalized customer relationships	**22**	2	–	–	18	–	–	2
Leaseholds	**9**	2	–	–	–	2	–	5
Capitalized development	**0**	–	–	–	–	–	–	0
Other intangible assets	**7**	4	–	–	–	2	1	0
	450	98	–	–	40	-1	-6	319
Net book value	**874**	15	97	-1	-40	-17	-111	931

Impairment losses in 2005, 2004 and 2003 resulted from weakening market conditions in some minor businesses in Europe and North America.

Cash generating units (CGUs) containing significant intangible assets with indefinite useful lives

CGU 2005	Carrying amount of intangible assets with indefinite lives Goodwill	 Tradename	Basis for recoverable amount	Discount rate
Jaeger Group (acquired 2005)	261	–	Net selling price	–
Vogel Group (acquired 2004)	155	39	Value in use	18
SKF Sealing Solutions North America[1] (acquired 1990)	294	–	Value in use	19
CGU 2004				
Vogel Group (acquired 2004)	145	37	Net selling price	–
SKF Sealing Solutions North America[1] (acquired 1990)	245	–	Value in use	19
CGU 2003				
SKF Sealing Solutions North America[1] (acquired 1990)	236	–	Value in use	15

[1] SKF Sealing Solutions North America previously named Chicago Rawhide.

The tradename Vogel is considered to have an indefinite life due to the fact that it is a well established name in the field of lubrication systems.

The goodwill included in the above CGUs are individual intangible assets that are material to the Group.

10 Property, plant and equipment

	2005	Additions	Businesses acquired	Disposals	Impair-ments	Other[1]	Translation effects	2004
Acquisition cost								
Buildings	**5 080**	185	3	-171	–	-373	388	5 048
Land and land improvements	**773**	67	14	-11	–	-39	47	695
Machinery and supply systems	**21 313**	842	12	-661	–	-1 989	1 772	21 337
Machine toolings, factory fittings, etc	**2 812**	189	13	-215	–	-362	246	2 941
Construction in process including advances	**922**	340	10	-10	–	-348	57	873
	30 900	1 623	52	-1 068	–	-3 111	2 510	30 894

	2005	Depreciation	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2004
Accumulated depreciation and impairments								
Buildings	**2 808**	207	–	-137	81	-330	188	2 799
Land and land improvements	**192**	5	–	-5	8	-28	9	203
Machinery and supply systems	**14 494**	1 069	–	-644	50	-1 728	1 249	14 498
Machine toolings, factory fittings, etc	**2 287**	204	–	-218	4	- 284	199	2 382
	19 781	1 485	–	-1 004	143	-2 370	1 645	19 882
Net book value	**11 119**	138	52	-64	- 143	-741	865	11 012

[1] The Ovako Steel exchange transaction is reflected under "Other", see Note 11.

10 Property, plant and equipment (cont.)

	2004	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003
Acquisition cost								
Buildings	**5 048**	143	109	-45	–	214	-114	4 741
Land and land improvements	**695**	4	67	-11	–	-22	-11	668
Machinery and supply systems	**21 337**	867	134	-604	–	-109	-581	21 630
Machine toolings, factory fittings, etc	**2 941**	203	24	-110	–	-19	-75	2 918
Construction in process including advances	**873**	184	3	-2	–	-142	-13	843
	30 894	1 401	337	-772	–	-78	-794	30 800

	2004	Depreciation	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003
Accumulated depreciation and impairments								
Buildings	**2 799**	145	–	-35	7	19	-58	2 721
Land and land improvements	**203**	8	–	-5	–	4	-2	198
Machinery and supply systems	**14 498**	1 171	–	-579	5	-80	-421	14 402
Machine toolings, factory fittings, etc	**2 382**	227	–	-111	6	-22	-59	2 341
	19 882	1 551	–	-730	18	-79	-540	19 662
Net book value	**11 012**	-150	337	-42	-18	1	-254	11 138

	2003	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003 Opening balance
Acquisition cost								
Buildings	**4 741**	96	–	-246	–	40	-258	5 109
Land and land improvements	**668**	7	–	-45	–	9	-24	721
Machinery and supply systems	**21 630**	924	–	-1 035	–	306	-1 271	22 706
Machine toolings, factory fittings, etc	**2 918**	177	5	-89	–	-177	-191	3 193
Construction in process including advances	**843**	175	–	–	–	-148	-43	859
	30 800	1 379	5	-1 415	–	30	-1 787	32 588

	2003	Depreciation	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003 Opening balance
Accumulated depreciation and impairments								
Buildings	**2 721**	129	–	-130	14	-2	-104	2 814
Land and land improvements	**198**	5	–	-6	1	2	-2	198
Machinery and supply systems	**14 402**	1 163	–	-902	154	166	-829	14 650
Machine toolings, factory fittings, etc	**2 341**	208	–	-87	–	-138	-150	2 508
	19 662	1 505	–	-1 125	169	28	-1 085	20 170
Net book value	**11 138**	-126	5	-290	- 169	2	-702	12 418

Impairment losses 2005 for property, plant and equipment amounted to 143 and are mainly related to the closure of two factories in the USA, the bearing factory in Aiken, South Carolina, and the seals factory in Springfield, South Dakota. These factories were mainly manufacturing products for the automotive industry. The recoverable amount of the relevant assets has been determined on the basis of the fair value less costs to sell, where the basis to determine fair value has been the market price for the similar assets on the active market. The impairment losses include a reversal of impairment amounting to 17. The reversal of impairment refers to an impairment in a minor operation which did not materialize. Impairment losses 2004 result from the Group's initiatives to optimize manufacturing performance on a regional and global basis. The majority of impairment losses during 2003 are related to the restructuring of the Ovako Steel business in Sweden. No individual impairments during 2004 and 2003 are deemed significant.

Finance leases included in property, plant and equipment consisted of the following	**2005**	2004	2003
Acquisition value			
Buildings	**27**	40	40
Machinery and supply systems	**2**	2	8
Machine toolings, factory fittings, etc	**1**	57	54
	30	99	102
Accumulated depreciation			
Buildings	**26**	35	37
Machinery and supply systems	**2**	1	3
Machine toolings, factory fittings, etc	**1**	44	31
	29	80	71
Net book value	**1**	19	31
Tax value of Swedish real estate			
Land	**102**	137	132
Buildings	**297**	529	536
	399	666	668

11 Jointly controlled and associated companies

Investments in jointly controlled and associated companies	**2005**	2004	2003
Investments in jointly controlled companies	**964**	17	13
Investments in associated companies	**10**	9	85
Subordinated debt to Oy Ovako Ab	**200**	–	–
	1 174	26	98

AB SKF, Rautaruukki Corporation and Wärtsilä Corporation merged their long steel businesses into a newly created jointly controlled entity Oy Ovako Ab. SKF received a 26.5% ownership in Oy Ovako Ab in exchange for their contribution of Ovako Steel business. In connection with the exchange transaction all joint owners issued subordinated debt to the new company according to their ownership percentages. SKF's subordinated debt amounted to 200.

Net assets contributed in exchange for 26.5% of Oy Ovako Ab	**2005**
Non-current assets	712
Current assets	1 488
Total assets	**2 200**
Non-current liabilities	792
Current liabilities	644
Total liabilities	**1 436**
Net Assets	**764**

Specification of investments in jointly controlled and associated companies	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value in the Parent Company **2005**	Book value in the consolidated accounts **2005**	Book value in the Parent Company 2004	Book value in the consolidated accounts 2004	Book value in the Parent Company 2003	Book value in the consolidated accounts 2003
Held by parent company:										
Jointly controlled companies										
Oy Ovako Ab, Finland	26.5	2 650	EUR	3	**39**	**931**	–	–	–	–
Associated companies										
Endorsia.com International AB, Göteborg, Sweden	20	34 000	SEK	3	**5**	**6**	4	4	9	5
AEC Japan Co. Ltd., Japan	50	400	JPY	20	**1**	**1**	1	1	–	–
Momentum Industrial Maintenance Supply AB, Göteborg, Sweden[1]	–	–	–	–	–	–	–	–	55	71
					45	**938**	5	5	64	76

[1] The investment in Momentum Industrial Maintenance Supply AB, Göteborg, Sweden was disposed of in 2004.

11 Jointly controlled and associated companies (cont.)

Specification of investments in jointly controlled and associated companies	Holding in percent	Number of shares	Currency	Book value in the consolidated accounts **2005**	Book value in the consolidated accounts 2004	Book value in the consolidated accounts 2003
Held by subsidiaries:						
Jointly controlled companies						
International Component Supply, Ltda, Brazil	50	18 667	BRL	**33**	17	13
Associated companies						
CoLinx LLC, U.S.A.	25	1	USD	**3**	3	6
Willy Vogel Hungaria Kft, Hungaria	50.83	1	HUF	**0**	0	–
Gemeinnützige Wohnungsbaugesellschaft Schweinfurt GmbH, Germany [2]				**–**	1	–
Other				**0**	0	3
Total investments in jointly controlled and associated companies				**974**	26	98

[2] *The investment in Gemeinnützige Wohnungsbaugesellschaft Schweinfurt GmbH, Germany was disposed of in 2005.*

Income from jointly controlled and associated companies (before taxes)	**2005**	2004	2003
Jointly controlled companies	**170**	-4	-7
Associated companies	**2**	1	26
	172	-3	19

Aggregated financial statements of jointly controlled and associated companies	**2005**	2004	2003
Non-current assets	**2 773**	408	517
Current assets	**5 363**	126	360
Total Assets	**8 136**	534	877
Equity	**3 680**	287	417
Non-current liabilities	**2 442**	54	152
Current liabilities	**2 014**	193	308
Total equity and liabilities	**8 136**	534	877
Net sales	**8 808**	486	977
Profit before taxes	**498**	11	32

12 Investments in equity securties

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Held by Parent Company					
S2M, France	11.9	153 093	EUR	0	11
Wafangdian Bearing Company Limited, China	19.7	65 000 000	CNY	65	162
NN, Inc., USA	4.5	700 000	USD	7	59
Other shares and securities					10
					242
Held by subsidiaries					
GKS Gemeinschaftskraftwerk Schweinfurt GmbH, Germany	10.3	1	EUR	2	24
Other					4
					28
Total					**270**

On January 1, 2005, when the SKF Group adopted IAS 39, an amount of 34 representing the difference in fair value and book value of equity securities classified as available for sale was recorded in equity in accordance with the allowed transitional provisions. The fair value change recognized for the allowed quoted equity instruments, Wafangdian Bearing Company Limited and NN, Inc., was 10. For other equity instruments valuation techniques based on observable market prices for comparable equity instruments was used in order to arrive at a realistic estimate of the fair value recognized, 24.

In 2005, a cumulative gain of 11 was removed from equity and recognized in the income statement when available-for-sale equity instruments were sold.

As of December 31, 2005, a cumulative gain of 14 was reported in equity. The cumulative gain for the quoted equity instruments, Wafangdian Bearing Company Limited and NN, Inc., was 1 and 13 for equity instruments for which valuation technique was used as described. The fair value of quoted shares was determined as the last price paid for the share.

13 Non-current financial and other assets

Non-current financial assets	2005	2004	2003
Non-current financial receivables	**130**	134	134
Debt securities	**20**	19	23
Derivatives	**191**	–	–
	341	153	157
Other non-current assets			
Defined benefit assets	**138**	48	24
Other non-current receivables	**340**	295	291
	478	343	315
Total	**819**	496	472

Non-current financial assets per currency	2005	2004	2003
USD	**28**	23	25
SEK	**206**	20	19
EUR	**59**	70	69
INR	**16**	13	17
Other currencies	**32**	27	27
	341	153	157

	2005			2004		2003	
Non-current financial assets	**Book value**	**Fair Value**	**Interest rate**	Book value	Fair value	Book value	Fair value
Non-current financial receivables	**130**	**126**	**0.0-7.0**	134	124	134	144
Debt securities	**20**	**20**	**5.0**	19	19	23	23
Derivatives	**191**	**191**	**–**	–	–	-	-
	341	**337**		153	143	157	167

Non-current financial receivables have fixed interest rates until maturity with the exception of interest-free deposits mainly for rent. Debt securities amounting to 20 have no fixed interest rate and are replaced by new ones as soon as they mature. Non-current finacial assets are measured at fair value with the exception of non-current financial receivables which are measured at amortized cost. The fair value of derivatives is based on quoted market price. For non-current financial receivables valuation techniques based mainly on discounted cashflow analyses was used.

14 Inventories

	2005	2004	2003
Raw materials and supplies	**2 144**	2 145	1 761
Work in process	**1 582**	1 528	1 516
Finished goods	**6 205**	5 312	5 152
	9 931	8 985	8 429

Inventory values are stated net of a provision for net realizable value of 681 (671 and 603). The amount charged to expense for net realizable provisions during the year was 78 (78 and 21). Reversals of net realizable provisions during the year were 52 (25 and 21).

15 Trade receivables

	2005	2004	2003
Trade receivables	**7 481**	6 987	6 277
Trade notes receivable	**679**	614	437
Allowance for doubtful accounts	**-212**	-195	-198
	7 948	7 406	6 516

The change in allowance for doubtful accounts charged against profit amounted to 33 (23 and 28).

16 Other receivables

	2005	2004	2003
Other current receivables	**791**	827	851
Jointly controlled and associated companies	**194**	13	-
Prepaid expenses	**277**	205	328
Accrued income	**160**	241	68
Advances to suppliers	**78**	41	104
	1 500	1 327	1 351

17 Current financial assets

Current financial receivables with maturity > 3 months	2005	2004	2003
Debt securities	**2 354**	190	2 885
Derivatives	**186**	–	–
Deposits	**153**	299	481
	2 693	489	3 366
Cash and cash equivalents			
Debt securities	**611**	1 496	1 751
Deposits	**707**	686	259
Cash and bank accounts	**1 061**	894	966
	2 379	3 076	2 976

18 Share capital and earnings per share

The share capital at December 31, 2005, consisted of the following shares (quota value SEK 2.50 per share)	Number of shares authorized and outstanding	Aggregate quota value
A shares	84 789 305 [1]	212
B shares	484 399 530 [1]	1 211
Opening balance 2005-01-01	569 188 835	1 423
Share redemption A shares	-19 345 413	-49
Share redemption B shares	-94 492 354	-236
Converted A shares	-14 708 034	-37
Converted B shares	14 708 034	37
A shares	50 735 858	126
B shares	404 615 210	1 012
Closing balance 2005-12-31	455 351 068	1 138

[1] The opening balance has been recalculated to reflect the share split in 2005.

The 2005 Annual General Meeting's resolution on a share split 5:1 and a subsequent redemption of 113 837 767 shares was implemented during the year. As a result of the procedure, the share capital of the Parent Company was reduced by 285.

An A share has one vote and a B share has one-tenth of one vote. At the Annual General Meeting on April 18, 2002, it was decided to insert a share conversion clause in the Articles of Association which allows owners of A shares to convert those to B shares. Since the decision was taken 176 200 389 A shares have been converted to B shares. The number of shares have been recalculated to reflect the share split in 2005.

Earnings per share	2005
Net profit attributable to shareholders	3 521
Weighted number of ordinary shares in issue	455 351 068
Basic earnings per share	**7.73**
Adjustment for dilutive potential ordinary share	1 795 941
Weighted average diluted number of shares	457 147 009
Diluted earnings per share	**7.70**

Stock options allocated in 2001, 2002 and 2003 are as from 2005 accounted for as equity instruments and no liability is recorded for the difference in market price of the SKF B share and the exercise price of outstanding options. A diluted EPS is calculated considering the effects of dilutive potential ordinary shares, i.e. options that may entitle its holder to ordinary shares. Prior years have not been fully restated as allowed under the transitional provisions of IFRS 1, see Note 1. Under Swedish GAAP applied in 2004 and 2003 for financial instruments, unrealized gains in share swaps offsetting the unrealized cost for options not yet exercised were kept off-balance. For that reason no dilutive effect has been calculated for these years.

Basic earnings per share is calculated by dividing the earnings attributable to holders of ordinary equity of the Parent Company by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding in 2005, 2004 and 2003 was 455 351 068. The number has been recalculated to reflect the split and redemption in 2005.

Diluted earnings per share is calculated using the weighted average number of shares outstanding during the period adjusted for all dilutive potential ordinary shares. The average market price of the SKF B share for the reporting period is used.

19 Provisions for post-employment benefits

	2005				2004				2003			
Reconciliation	**Funded pension and other**	**Un-funded pension**	**Other**	**Total**	Funded pension and other	Un-funded pension	Other	Total	Funded pension and other	Un-funded pension	Other	Total
Defined benefit obligation	**12 685**	**979**	**2 255**	**15 919**	10 418	1 071	2 032	13 521	5 981	5 276	2 041	13 298
Fair value of plan assets	**-10 797**	**–**	**–**	**-10 797**	-8 782	–	–	-8 782	-5 636	–	–	-5 636
Unrecognized past service costs	**13**	**-3**	**25**	**35**	22	1	26	49	17	15	27	59
Unrecognized actuarial gains/losses(-)	**-284**	**-95**	**1**	**-378**	-108	-61	-12	-181	213	-166	90	137
Asset limitation	**–**	**–**	**–**	**–**	–	–	–	–	3	–	–	3
Net post-employment benefit liabilities	**1 617**	**881**	**2 281**	**4 779**	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861
Reflected as												
Assets	**-137**	**–**	**–**	**-137**	-48	–	–	-48	-24	–	–	-24
Provisions	**1 754**	**881**	**2 281**	**4 916**	1 598	1 011	2 046	4 655	602	5 125	2 158	7 885
Net post-employment benefit liabilities	**1 617**	**881**	**2 281**	**4 779**	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861

Post-employment pension benefits

The Group sponsors defined benefit pension plans in a number of companies, where the employees are eligible for retirement benefits based on pensionable remuneration and length of service. The most significant plans are in the USA, Germany, the UK and Sweden. The Swedish plan supplements a statutory pension where benefits are established by national organizations. Plans in Germany, the UK and the USA are designed to supplement these countries' social security pensions.

Other post-employment benefits

The majority of other post-employment benefits relate to post-retirement health care plans and retirement and termination indemnities.

The post-retirement health care plans cover most salaried and hourly employees in the USA. These plans provide certain health care and life insurance benefits for eligible retired employees. The subsidiaries in Italy sponsor termination indemnities, TFR, in accordance with Italian law, which are paid out as a lump sum amount to all employees immediately upon termination, for any reason. The subsidiaries in France sponsor a retirement indemnity plan in accordance with French National Employer/Employee agreements where a lump sum is paid to employees upon retirement.

19 Provisions for post-employment benefits (cont.)

Geographical distribution of total defined benefit obligations	**2005**	2004	2003
Europe	**9 333**	8 236	7 816
Americas	**6 399**	5 134	5 358
Rest of the world	**187**	151	124
	15 919	13 521	13 298
Geographical distribution of total plan assets			
Europe	**5 447**	4 540	1 382
Americas	**5 247**	4 151	4 167
Rest of the world	**103**	91	87
	10 797	8 782	5 636
Specification of total plan assets			
Government bonds	**2 464**	2 003	867
Corporate bonds	**919**	765	422
Equity instruments	**5 872**	4 522	3 859
Real estate	**957**	428	312
Other, primarily cash and other financial receivables	**585**	1 064	176
	10 797	8 782	5 636

	2005				2004				2003			
Reconciliation of post-employment benefit amounts in the balance sheet	**Funded pension and other**	**Un-funded pension**	**Un-funded other**	**Total**	Funded pension and other	Un-funded pension	Un-funded other	Total	Funded pension and other	Un-funded pension	Un-funded other	Total
Net post-employment benefit liabilities at January 1	**1 550**	**1 011**	**2 046**	**4 607**	578	5 125	2 158	7 861	589	5 209	2 398	8 196
Expense	**151**	**89**	**165**	**405**	237	98	184	519	101	353	166	620
Payments	**-118**	**-53**	**-193**	**-364**	-292	-52	-181	-525	-25	-289	-194	-508
Contributions	**-53**	**–**	**–**	**-53**	-3 111	–	–	-3 111	-36	–	–	-36
Acquisitions/Divestments	**13**	**1**	**-12**	**2**	17	16	6	39	–	–	–	–
Tranfers between funded and unfunded plans	**–**	**–**	**–**	**–**	4 113	-4 113	–	–	–	–	–	–
Other[1]	**-3**	**-243**	**-7**	**-253**	20	-2	-23	-5	-10	5	3	-2
Translation difference	**77**	**76**	**282**	**435**	-12	-61	-98	-171	-41	-153	-215	-409
Net post-employment benefit liabilities at December 31	**1 617**	**881**	**2 281**	**4 779**	1 550	1 011	2 046	4 607	578	5 125	2 158	7 861

[1] The effects of Ovako Steel exchange transaction is reflected under "Other", see Note 11.

Components of total post-employment benefit expense	**2005**	2004	2003
Defined benefit expense			
Current service cost	**336**	306	274
Interest cost	**722**	666	769
Expected return on assets	**-645**	-492	-418
Curtailments	**–**	26	–
Past service cost	**7**	-3	-6
Other	**-15**	16	1
Post-employment defined benefit expense	**405**	519	620
Post-employment defined contribution expense	**206**	287	251
Total post-employment benefit expense	**611**	806	871
Whereof			
Amounts charged to operating income	**376**	516	444
Amounts charges to financial expense	**235**	290	427
Total post-employment benefit expense	**611**	806	871
Actual return on plan assets	**-1 185**	-699	-1 029

SKF has commitments for retirement pensions and family pensions for office personnel in Sweden which are secured through an insurance policy with Alecta. This is a defined benefit plan covering serveral employers, a so-called multi-employer plan. Alecta is currently unable to provide defined benefit accounting for such participants, and therefore premiums paid to Alecta are accounted for as defined contribution expense. Fees for the year paid covering such arrangements amounted to 18 (22 and 16). Alecta's profit in the form of the so-called collective consolidation level amounted to 129 (128 and 120). The collective consolidation level comprises the fair value of Alecta's assets as a percentage of the insurance commitments calculated in accordance with Alecta's insurance calculation principles and assumptions which are not in conformity with IAS 19.

Principal weighted-average assumptions	2005	2004	2003
Discount rate			
Europe	**4.4**	4.9	5.0
Americas	**5.7**	6.0	6.2
Rest of the world	**4.8**	4.8	5.3
Expected return on plan assets			
Europe	**4.8**	5.3	6.4
Americas	**8.9**	8.9	8.9
Rest of the world	**5.2**	5.6	5.5
Rate of salary increase			
Europe	**2.9**	3.0	2.7
Americas	**5.0**	4.9	4.9
Rest of the world	**4.3**	4.2	4.2
Medical cost trend rate			
USA	**9.0**	10.0	11.5

The assumed medical care cost trend rate at year end 2005 was 9% and is projected to decline by from 1.0% to 4.0% per year to an ultimate rate of 5.0% beginning 2013.

20 Other provisions

	2005	Provi-sions for the year	Utilized amounts	Reversal unutilized amounts	Other	Trans-lation effect	2004	2003
Restructuring provisions	**403**	270	-183	-70	6	21	359	761
Environmental provisions	**196**	65	-19	-17	-41	15	193	220
Warranty provisions	**351**	152	-54	-129	-1	25	358	426
Long-term employee benefits	**548**	212	-109	-3	-1	34	415	357
Other	**712**	285	-150	-48	-25	48	602	607
	2 210	984	-515	-267	-62	143	1 927	2 371

Restructuring activities include, among other things, plant closures and relocations as well as significant changes in organizational structure. Restructuring provisions for 2005 include termination benefits and other exit costs related to the decision to close the Aiken and Springfield factories in the USA, as well as termination benefits resulting from rationalization measures in Fontenay, France. Restructuring provisions for 2004 relate to a number of minor personnel reduction programs. Restructuring programs for 2003 include termination benefits, and other exit costs involved in the closure of five factories as well as other personnel reduction programmes.

Environmental and warranty provisions cover obligations not settled at year-end. Long-term employee benefits include primarily jubilee bonuses and part-time retirement programmes which are provided to employees in certain countries, and are expected to be settled before employment ends. Other provisions include primarily litigation, insurance and anti-dumping duties.

21 Non-current loans

	2005		2004		2003	
	Book value	**Fair value**	Book value	Fair value	Book value	Fair value
Bonds and debentures (maturing 2007-2010)	**4 003**	**4 056**	786	886	1 167	1 347
Bank loans (maturing 2014)	**2**	**2**	2	2	4	4
Other loans (maturing from 2010 to 2013)	**140**	**145**	116	111	75	71
	4 145	**4 203**	904	999	1 246	1 422

The current portion of non-current loans is included in current loans, see Note 23.

For all loans, fair values have been assessed by discounting future cash flows at market interest rate for each maturity.

The terms of certain loan agreements in the subsidiaries contain various restrictions, relating principally to the further pledging of assets. Of the non-current loans, 23 (24 and 31) were secured at December 31.

At December 31, 2005, the Group had unutilized non-current lines of credit of 3 990 expiring in 2012. Commitment fees of 0.04% are required on these lines of credit.

Maturities of non-current loans outstanding at December 31	**2005**
2007	**792**
2008	**962**
2009	**23**
2010	**2 316**
2011	**20**
2012 and thereafter	**32**
	4 145

		Interest rate %		
Non-current loans outstanding at December 31 per currency	**2005**	**2005**	2004	2003
USD	**785**	**7.1-7.6**	803	1 189
SEK	**31**	**0.5-2.0**	32	35
EUR	**3 322**	**0.0-8.5[1]**	63	13
Other currencies	**7**	**4.3-6.0**	6	9
	4 145		904	1 246

[1] In 2005 the SKF Group issued a 100 million EUR three-year floating rate note and a 250 million EUR five-year bond. The fixed and floating EUR interest rate have been swapped into flotating SEK interest rates. As of December 31, 2005, the floating 3 month's STIBOR rate was 1.965%.

22 Leases

Future minium lease payments at December 31, 2005	Operating leases
2006	275
2007	236
2008	186
2009	147
2010	103
2011 and thereafter	411
Total	1 358

Net rental expense related to operating leases was 244 (216 and 187). Contingent rentals, sub-lease revenues and future minimum lease payments for finance leases were not significant in any of the years presented.

23 Current financial liabilities

Current financial liabilities with maturity > 3 months	2005	2004	2003
Bank loans	**25**	96	15
Other current loans	**3**	3	2
Current portion of non-current loans	**8**	28	237
Derivatives	**97**	–	–
	133	127	254
Current financial liabilities with maturity =< 3 months			
Bank loans	**72**	43	70
Other current loans	**44**	42	48
	116	85	118
Total	**249**	212	372

The maximum of the monthly current loans outstanding, excluding the short-term portion of long-term loans, was 429 (184 and 314). The average of monthly current loans outstanding during the year was 143 (140 and 177). The weighted average interest rate was 2.9% (3.2% and 3.4%). Average amounts outstanding and weighted average interest rates have been computed based on the amounts outstanding at the end of each month. The interest rate at December 31 was 3.5% (3.0% and 5.1%).The book value of current financial liabilities has been assumed to approximate fair value.

24 Other liabilities

	2005	2004	2003
Accrued salaries	**743**	731	605
Vacation pay	**619**	641	595
Social charges	**552**	489	459
Jointly controlled and associated companies	**297**	–	–
Other current liabilities	**1 099**	1 075	935
Accrued expenses and deferred income	**1 814**	1 603	1 528
	5 124	4 539	4 122

25 Assets pledged and contingent liabilities

Assets that have been pledged to secure loans and other obligations	2005	2004	2003
Mortgages on real estate	**46**	40	88
Chattel mortgages	**69**	78	90
	115	118	178

Mortgages are stated at the nominal value of the mortgage deeds. The pledged assets secured loans and other obligations of 33 (39 and 76) at December 31.

Contingent liabilities	2005	2004	2003
Guarantees	**166**	140	88
Other contingent liabilitites	**32**	50	50
	198	190	138

Guarantees were made in respect of leases and loans, minor disposed operations and suppliers.

26 Related parties

The SKF Group's transactions with related parties	2005		2004		2003	
	Associated companies	Jointly controlled entities	Associated companies	Jointly controlled entities	Associated companies	Jointly controlled entities
Sales of goods and services	**2**	**24**	2	10	–	9
Purchases of goods and services	**12**	**1 459**	11	57	11	48
Interest income	**–**	**5**	–	–	–	–
Interest expense	**–**	**14**	–	–	–	–
Receivables as of 31 December	**0**	**394**	13	0	–	0
Liabilities as of 31 December	**0**	**297**	0	0	0	0

Oy Ovako Ab became a related party to the SKF Group when the company began its operations in May 2005. Oy Ovako AB transactions constituted 40% and 97% of the total sales and purchases, respectively of related party transactions in 2005. The Oy Ovako AB related balances constituted 100% and 99% of liabilities and assets, respectively as of 31 December, 2005.

Knut och Alice Wallenbergs Stiftelse is the major shareholder of the Parent Company and had 28.6% (28.7 and 28.0) and 9.8% (9.8 and 10.1) of the voting rights and share capital. SKF has had no indication that Knut och Alice Wallenbergs Stiftelse has obtained its ownership interest in SKF for other than investment purposes. According to its statues, Knut och Alice Wallenbergs Stiftelse shall promote scientific research and educational activities, which benefit Sweden. The foundation is not involved in the development or manufacture of bearings. Knut och Alice Wallenbergs Stiftelse is known to have substantial investments in a number of diverse Swedish companies without seeking to exercise day-to-day control over each particular company. No significant transactions have been identified between the parties with the exception of dividend paid during the year.

For related party transactions involving key management, see Note 27.

27 Employee benefits and fees to the auditors

Employee benefits	2005	2004	2003
Salaries, wages and other remuneration	**11 301**	10 928	10 922
Equity compensation plan	**47**	23	24
Total post-employment benefits expense	**611**	806	871
Termination and other employee separation benefits	**210**	44	366
Other long-term employment benefits	**209**	127	139
Social charges	**3 189**	2 952	3 093
	15 567	14 880	15 415

Board directors and Presidents within the Group	2005	2004	2003
Salaries, wages and other remuneration	**169**	130	138
whereof variable salary	**33**	13	16

Salaries and other Remunerations for SKF Board of Directors, Chief Executive Officer and Group Management

Principles in year 2005

In the Corporate Governance Report section "Remuneration Policy", the principles of the Remuneration Policy for the Group Management, adopted by the Board of Directors in January 2005, are summarized.

Board of Directors

The Chairman of the Board and the Board members are remunerated in accordance with the decision taken at the Annual General Meeting. At the Annual General Meeting held in 2005 it was decided that the Board be entitled to a fixed allotment of SEK 2 350 000, SEK 700 000 to be distributed to the Chairman of the Board and SEK 275 000 to each of the other Board members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment corresponding to the value of 800 SKF B shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company (the references to 800 and 300 SKF B shares are before the share split decided by the Annual General Meeting 2005). When deciding upon the amount of the allotment, the value of an SKF B share shall be determined at the average latest payment rate according to the quotations on the OMX Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2005. Finally it was decided that an allotment of SEK 300 000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

Chief Executive Officer

Tom Johnstone, Chief Executive Officer and President of AB SKF received from the company in year 2005 as salary and other remunerations a total of SEK 9 092 640, of which SEK 3 000 000 was variable salary for 2004 performance. Tom Johnstone's fixed annual salary 2006 will amount to SEK 6 000 000. The variable salary paid out in 2005 could amount to a maximum of 60% of the fixed annual salary for year 2004 and was based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA (see Board of Directors report for description). The variable salary for year 2005 will be determined based on both the short and long term financial performance of the SKF Group.
Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 3 001 356 corresponding to SEK 1 110 502 per year. The amount SEK 3 001 356 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto AB SKF shall pay a yearly premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 1 908 919. The remuneration to the Chief Executive Officer did not include any stock option entitlements. Tom Johnstone holds from earlier allocations according to the AB SKF Stock Option Programme described below stock options allowing him to acquire 110 969 existing SKF B shares (the increase of the number of shares Tom Johnstone may acquire compared to the number specified in the Annual Report 2004 is a result of the share split decided by the Annual General Meeting 2005). In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two year's salary.

Group Management

SKF's Group Management (exclusive of the Chief Executive Officer), at the end of the year 12 people, received in 2005 salary and other remunerations amounting to a total of SEK 56 500 897, of which SEK 36 555 425 was fixed annual salary and SEK 14 824 743 was variable salary for 2004 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model TVA. The variable salary for year 2005 will be determined based on both the short and long term financial performance of the SKF Group. The remuneration to Group Management did not include any stock option entitlements. Group Management holds from earlier allocations according to the AB SKF Stock Option Programme stock options allowing them to acquire 349 875 existing SKF B shares (the increase of the number of shares Group Management may acquire compared to the number specified in the Annual Report 2004 is a result of the share split decided by the Annual General Meeting 2005). In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish defined-benefit pension plan for senior managers has a normal retirement age of 62 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation from the retirement age of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The normal retirement age is 62 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2005, five senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The company pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to SKF's Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of 54 as at December 31, 2005. The cost for these additional pension benefits in year 2005 amounted to 17.

Salaries and other remunerations received 2005

All amounts in SEK	Fixed salary/ fixed Board remuneration	Variable salary	Board remuneration based on value of SKF B share[1]	Remuneration for committee work	Other benefits	Pension benefits cost
Chairman of the Board	700 000		254 960	75 000		
CEO/ President						
Tom Johnstone	5 750 000	3 000 000			342 640	1 908 919
Group Management	36 555 425[2]	14 824 743			5 120 729	16 821 606
Total	43 005 425	17 824 743	254 960	75 000	5 463 369	18 730 525

[1] The remuneration was decided in year 2004, but paid in year 2005. The value of the SKF B share has been determined to SEK 318.70 based on the average latest payment rate according to the quotations on the Stockholm Stock Exchanges during the five trading days after publication of the company's press release for the financial year 2004.

[2] For managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management.

AB SKF's Stock Option Programme

The Stock Option Programme started in year 2000 and grants were made from 2001 until 2003. Since 2004 the remuneration to the SKF Group managers does not include any allocations of stock options. Accordingly there was no possibility for SKF Group managers to receive stock options in relation to year 2005 performance.

The allocation of options under the Stock Option Programme was based on financial performance defined as the Group's management model TVA and varied from year to year depending on if the financial targets were totally or partly reached. The options under the Stock Option Programme, which were granted free of charge, are not assignable or transferable and are linked to employment with the SKF Group. The options are exercisable during a period of six years starting two years from the date of grant provided the option holder is still employed with the SKF Group.

Costs and exercise of the Stock Option Programme

The costs for the options allocated in year 2001 and 2002 under the Stock Option Programme, i.e. the difference in exercise price and share price at exercise date, are recognized in the income statement of the Group when the stock options are exercised. The stock option programme 2003, which vested in February 2005, was recognized directly in equity and expensed during the vesting period. The fair value at grant date was SEK 9.25 for each underlying share determined by Black & Scholes valuation model. A cost of 1 (14 and 13) representing the total initial fair value at grant date of 28 for option programme 2003 was recognized in 2005, 2004 and 2003, respectively. At exercise date, the difference in exercise price and share price of the options allocated under option programme 2003 is recorded directly in equity.

The service contract with the financial institution handling the exercise of the Group's stock option programme is considered an executory contract for which no provision is recorded since both parties will perform to an equal extent under the contract.

A provision amounting to 29 (14 and 12) has been recorded for social charges payable by the employer when stock options are exercised and the expense recognized in 2005 amounted to 24 (3 and 9). The social charges have been calculated for all outstanding options at December 31, 2005, based on the difference between exercise price and the price of the SKF B share, SEK 111.50, at December 31, 2005. The costs recognized for administration and consultancy fees were 1 (3 and 4) in 2005.

In February 2003, the stock options granted in year 2001 became exercisable. In year 2005, stock options representing 373 090 (331 493 and 535 242) existing SKF B shares attributable to that grant were exercised. In 2005, the exercise cost for the Group, excluding social charges, amounted to 18 (8 and 11) of which 4 related to key management.

In February 2004, the stock options granted in year 2002 became exercisable. In year 2005, stock options representing 1 049 436 (146 829) existing SKF B shares attributable to that grant were exercised. In 2005, the exercise cost for the Group, excluding social charges, amounted to 28 (1) of which 6 related to key management.

A positive effect of 24 (10 and 11) from termination of share swap agreements hedging the Stock Option Programme reduced this cost, see Note 29.

At the end of 2005, exercisable stock options granted in year 2001 and 2002 entitling the holders to acquire 1 624 547 existing SKF B shares had not yet been utilized. Based on the share price for the SKF B share at December 31, 2005, SEK 111.50, and the exercise price for the underlying shares, SEK 39.96 and SEK 56.49, respectively, the unrealized cost for the SKF Group, excluding social charges could be estimated to 96 (48 and 46). The cost was not recognized in the income statement of the Group. The future actual cost for the Group for stock options granted in year 2001 and 2002 will, however, be determined by the price of the SKF B share at exercise date.

In February 2005, the stock options granted in year 2003 became exercisable. In year 2005, stock options representing 1 503 057 existing SKF B shares attributable to that grant date were exercised. The difference in exercise price and share price amounted to 43 of which 5 related to key management in 2005 and was recorded directly against equity.

At the end of 2005, exercisable stock options granted in year 2003 entitling the holders to acquire 1 836 920 existing SKF B shares had not yet been utilized. Based on the share price for the SKF B share at December 31, 2005, SEK 111.50, and the exercise price for the underlying shares, SEK 53.51, the unrealized fair value was estimated to 107, excluding social charges. The amount was not recognized as a decrease of equity in 2005. The future actual fair value will be determined by the price of the SKF B share at exercise date.

Specification of AB SKF's Stock Option Programme [1]

	No. of options[2] allocated	No. of people	Exercise price SEK	Theoretical value at allocation SEK	Exercise period	Outstanding options[2] January 1	Forfeited total (of which during the year)	Exercised during the year	Average price[3] SEK	Outstanding options[2] Dec. 31	SKF B share Closing price Dec. 31
Grant 2001[4]											
2005	1 750 549	183	39.96	10.50	2003-07	788 013	97 801 (2 000)	373 090	82.80	412 923	111.50
2004	1 750 549	183	39.96	10.50	2003-07	1 154 343	95 801 (34 837)	331 493	70.50	788 013	74.00
2003	1 750 549	183	39.96	10.50	2003-07	1 689 585	60 964 (0)	535 242	65.25	1 154 343	69.50
Grant 2002[4]											
2005	2 568 996	271	56.49	11.50	2004-08	2 269 321	160 672 (8 261)	1 049 436	82.70	1 211 624	111.50
2004	2 568 996	271	56.49	11.50	2004-08	2 465 714	152 411 (49 564)	146 829	70.50	2 269 321	74.00
2003	2 568 996	271	56.49	11.50	2004-08	2 523 539	103 282 (57 825)	–	–	2 465 714	69.50
Grant 2003[4]											
2005	3 531 581	330	53.51	9.25	2005-09	3 357 397	191 604 (17 420)	1 503 057	82.80	1 836 920	111.50
2004	3 531 581	330	53.51	9.25	2005-09	3 461 907	174 184 (104 510)	–	–	3 357 397	74.00
2003	3 531 581	330	53.51	9.25	2005-09	3 531 581	69 674 (69 674)	–	–	3 461 907	69.50

[1] The number of shares, exercise prices and theoretical values at allocation have been restated for the share split in 2005.

[2] Options mean the number of existing SKF B shares that the stock options entitle the holders to acquire.

[3] The price of the SKF B share ranged between SEK 75.00 and 110.75 at exercise dates.

[4] The options were allocated in 2001, 2002 and 2003.

Fees to the auditors

Fees to Group statutory auditors were split as follows	**2005**	2004	2003
Audit fees	**25**	24	24
Audit related fees	**2**	5	5
Tax fees	**1**	2	3
Other fees to auditors	**0**	8	6
	28	39	38
The Parent Company's share			
Audit fees	**1**	1	1
Audit related fees	**2**	3	4
Tax fees	**0**	1	1
Other fees to auditors	**0**	0	0
	3	5	6

At the Annual General Meeting of Shareholders in 2005 KPMG Bohlins AB was elected auditor for AB SKF until the Annual General Meeting of Shareholders in 2009. The fees for 2005 refer to KPMG Bohlins AB, whereas the fees for 2004 and 2003 refer to Arthur Andersen AB. As of June 1, 2002 Arthur Andersen AB and Arthur Andersen KB completed an asset purchase transaction with Deloitte & Touche ATR AB, whereby certain partners and employees joined the latter firm. As a consequence of this, Deloitte & Touche undertook to perform the audit on behalf of Arthur Andersen AB according to a special arrangement.

28 Average number of employees

	2005		2004		2003	
	Number of employees	Whereof men	Number of employees	Whereof men	Number of employees	Whereof men
Parent Company in Sweden	**150**	**59%**	136	60%	134	58%
Subsidiaries in Sweden	**2 782**	**84%**	4 550	82%	4 539	82%
Subsidiaries abroad	**34 522**	**80%**	33 816	79%	32 959	80%
	37 454	**80%**	38 502	79%	37 632	80%

29 Risk management and hedging activities

The SKF Group's operations are exposed to various types of financial risks. The Group's financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group's internal bank.

The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Financial derivative instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses financial derivative instruments for trading purposes, limited according to Group policy.

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Programme (see Note 27) has been partially hedged by share swap arrangements.

During 2005, forward exchange contracts, cross-currency swaps and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure. Cross-currency and interest rate swaps were used to manage the interest rate exposure on foreign currency borrowing by swapping fixed and floating interest rates in EUR to floating interest rates in SEK and on investments by swapping fixed interest rates to floating interest rates. Share swaps were used to reduce the costs related to the Stock Option Programme of the SKF Group.

On January 1, 2005, when the SKF Group changed its accounting policy, an amount of 203 representing the gross fair value of derivatives not previously recognized was recorded in equity in accordance with the transitional provisions allowed under IFRS 1 for financial instruments recognized and measured under IAS 39. Of this amount 119 qualified for cash flow hedge accounting as defined by IAS 39 and was separately recognized in a hedging reserve in equity. As of December 31, the Group had outstanding cash flow hedging contracts as defined by IAS 39 of 2 815 maturing in 2006 and a cumulative change in fair value of -5 recognized in the hedging reserve in equity. In this amount a cumulative fair value of 22 related to cash flow hedging contracts of Oy Ovako Ab was included. In 2005, an exchange loss of 107 related to cash flow hedges was reclassified into the operating result.

In 2005, the change in fair value of all derivatives, except for those qualifying for cash flow hedge accounting as defined by IAS 39, was recognized in the balance sheets as assets or liabilities and in the income statement as financial income or expense. On December 31, the unrealized gain of all derivatives amounted to 315 net. In the balance sheets 412 were included in assets and 97 in liabilities. Market quotes were obtained for all financial derivative instruments.

Forward exchange contracts and currency swaps are valued at the forward rate. For currency options the Black & Scholes option pricing model is used. The future cash flows of interest rate swaps are discounted to present value using market interest rates for the relevant interest period.

All forward exchange contracts and currency options will mature in 2006. For interest rate swaps the maturity dates vary from 2006 to 2011. Cross-currency interest rate swaps will mature in 2008 and 2010. The share swaps used to partially hedge the SKF Stock Option Programme will expire in 2007, 2008 and 2009.

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments as of December 31:

Type of instruments	*2005*	*2004*	*2003*
Forward exchange contracts	**13 304**	18 866	14 154
Currency options	**22 619**	2 468	2 304
Cross-currency and interest rate swaps	**12 222**	918	3 097
Share swaps	**309**	337	362
	48 454	22 589	19 917

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments by purpose:

Purpose	**2005**	2004	2003
Hedging of			
- firm commitments	**3 109**	4 108	3 674
- anticipated transactions	**4 407**	2 871	4 733
- other internal bank activities	**16 644**	9 563	10 721
Share swaps	**309**	337	362
Trading	**23 985**	5 710	427
	48 454	22 589	19 917

The table below summarizes the change in fair value of the Group's financial derivative instruments and the amounts recognized as of December 31:

	2005	2004		2003	
Type of instruments	**Book and fair value**	Book value	Fair value	Book value	Fair value
Forward exchange contracts	**11**	-5	57	118	139
Currency options	**44**	1	32	2	2
Cross-currency and interest rate swaps	**69**	0	0	-54	-53
Share swaps	**191**	–	87	–	81
	315	- 4	176	66	169

Certain business contracts may include embedded derivatives, which should be separately accounted for. As from 2005, such embedded derivatives are valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group's financial position.

At December 31, the fair value of such embedded derivatives amounted to 1 (23 and 20). The table below summarizes the notional amounts of the Group's outstanding contracts with embedded derivatives:

Embedded derivatives

Type of contracts	**2005**	2004	2003
Exchange risk insurance contracts	-	92	163
Sales/purchases in third-party-currency	**280**	282	3
	280	374	166

Foreign currency exchange rate management

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group's accounts are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD has an effect from net currency flows on profit before taxes of approximately 450, excluding any effects from hedging transactions. The Group's exposure is primarily to the USD.

Transaction exposure

Transaction exposure mainly arises when manufacturing SKF companies sell their products to SKF companies situated in other countries to be sold to end-customers on that local market. Sales to end-customers are normally made in local currency. The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe.

Currency rates and payment conditions to be applied for the internal trade between SKF companies are set by SKF Treasury Centre. Internal invoicing during a quarter is made at fixed forward rates based on external market rates. Currency exposure and risk is primarily and to a large extent reduced by netting internal transactions. In some countries transaction exposure may arise from sales to external customers in a currency different from local currency.

The currency flows between SKF companies managed by SKF Treasury Centre in 2005 were through netting reduced from 44 000 to 5 400. This amount represented the Group's main transaction exposure in 2005.

Net currency flows in 2005	Flows, MSEK	Average rate
USD	3 800	7.21
CAD	380	5.83
EUR	230	9.11
Other[1]	990	
SEK	-5 400	

[1] Other is a sum comprising some 10 different currencies.

The Group's policy has been to hedge the currency flows for three to twelve months on an average. Cash flow hedge accounting of forecasted transactions as defined by IAS 39 has been limited to USD and CAD. These two currencies represent the main transaction exposure of the Group. Hedges of forecasted transactions complying with the Group's risk management policy but not qualifying for hedge accounting have been classified as economic hedges and accounted for as trading instruments, see Note 1. As from January 1, 2006, when the Amendment of IAS 39, "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" is implemented, hedge accounting as defined by the amended IAS 39 will be limited to USD only. Forecasted currency flows from three months to one year will be hedged.

Group policy states that financial assets and liabilities should be invested or raised internally within the Group. All currency risk exposure related to the internal bank activities was hedged by forward contracts.

The following tables summarize information on financial derivative instruments and transactions that are sensitive to fluctuations in foreign currency exchange rates, including forward exchange contracts, currency options, firmly committed sales transactions and anticipated sales transactions, internal bank activities as well as trading activities.

Forward exchange contracts	Nominal value contract amount Gross	Net exposure long/short(-) currency position	Average price	Fair value [1] long/short(-)
Hedging of firm commitments				
EUR	1 596	481	9.42	477
USD	628	-898	7.95	-919
BRL	121	-121	3.42	-120
PLN	113	-79	2.47	-78
Other	651	-166	–	-171
	3 109	**- 783**		**-811**
Hedging of internal bank activities [2]				
EUR	3 014	1 447	9.40	1 442
USD	1 808	330	7.95	329
GBP	778	771	13.80	759
CAD	118	-118	6.85	-118
Other	472	-12	–	-6
	6 190	**2 418**		**2 406**
Hedging of anticipated transactions				
USD	2 815	-2 815	8.04	-2 766
	2 815	**-2 815**		**-2 766**
Trading				
EUR	731	66	9.40	66
NOK	150	150	1.17	150
Other	309	99	–	101
	1 190	**315**		**317**
Total MSEK	**13 304**	**-865**		**-854**

[1] Fair value in this tabular presentation represents settlement value at December 31, 2005.
Fair value of currency forward contracts is specified per currency and therefore gain in one currency may be offset by loss in another currency.

[2] Internal bank activities include transactions related to currency management for funding of operations within the Group.

Some hedges, while complying with the Group's financial risk management policies for managing volatility risks in the financial market, do not qualify for hedge accounting treatment and are therefore classified as economic hedges and accounted for as trading instruments. The accounting policies for financial derivative instruments are described in Note 1.

29 Risk management and hedging activities (cont.)

Currency Options			Contract currency	Contract amount	Strike price	Fair value gain/loss (-)
Hedging of anticipated transactions						
	Written options	Call USD/Put SEK	USD	398	8.1000	
			SEK	398		
				796		**-3**
	Purchased options	Put USD/Call SEK	USD	398	7.9000	
			SEK	398		
				796		**6**
Trading						
	Written options	Call EUR/Put USD	EUR	426	1.1890	
			USD	426		
				852		**-1**
		Call CHF/Put SEK	CHF	848	6.0840	
		Call EUR/Put SEK	EUR	2 779	9.1950	
		Call JPY/Put SEK	JPY	228	0.0660	
		Call NOK/Put SEK	NOK	1 587	1.1713	
			SEK	5 442		
				10 884		**-39**
	Purchased options	Put EUR/Call USD	EUR	335	1.1890	
			USD	335		
				670		**3**
		Put CHF/Call SEK	CHF	606	5.8800	
		Put EUR/Call SEK	EUR	1 235	9.3740	
		Put JPY/Call SEK	JPY	1 153	0.0680	
		Put NOK/Call SEK	NOK	1 305	1.1978	
			SEK	4 298		
				8 597		**78**
		Put/Call		12		
		Various currencies		12		
				24		**0**
Total MSEK				**22 619**		**44**

Translation exposure

Translation exposure is defined as the Group's exposure to currency risk arising when translating the results and net assets of foreign subsidiaries to Swedish kronor.

In accordance with Group policy, these translation effects on the Group's accounts are not hedged.

Interest rate risk management

Interest rate exposure is defined as the Group's exposure to the effects of future changes in the prevailing level of interest rates.

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The exposure to currency and interest rate risk in foreign borrowing has been managed by cross-currency interest rate swaps. EUR loans with fixed and floating interest rates have been swapped into SEK loans with floating 3 months' interest rates. As of December 31, the hedged loans amounted to MEUR 350. The floating 3 months' STIBOR rate was 1.965%.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. As of December 31, 2005, the average interest period of the Group's investments was 2 months and for loans 6 months, taking into account cross-currency and interest rate swaps. Interest rate swaps were also used for trading purposes in 2005.

As of December 31, the Group had net current financial assets (current financial assets less total loans) of 678 (2 449 and 4 724).

A change of one percentage point in interest rates influences profit before taxes by approximately 11.

The tables below summarize as of December 31, 2005, the cross-currency and interest rate swaps of the Group. These derivatives were used to manage currency and interest rate exposure as well as for trading purposes. Notional amounts, weighted interest rates by contractual maturity dates and future cash flows are presented.

Cross-currency and interest rate swaps used to manage currency and interest exposure	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
Hedging of loans				
MEUR 350	3 267	3.00	2.25	2008-2010
Hedging of assets				
MSEK	1 960	2.93	1.87	2006-2011

Interest rate swaps for trading	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
MSEK	500	2.92	–	2007-2008
MEUR 40.7	384	2.98	–	2007-2008

Cash flow of cross-currency and interest rate swaps - interest received/paid (-)		Contract amount gross	2006	2007	2008	2009	2010	2011	Total
Hedging of loans									
	Total at fixed rates	3 267	71	71	71	71	71	–	355
	Total at floating rates	3 267	-45	-45	-48	-51	-25	–	-214
Hedging of assets									
	Total at fixed rates	1 960	-24	-21	-19	-12	-2	-6	-84
	Total at floating rates	1 960	18	16	15	10	5	5	69
Trading									
	Total at fixed rates	884	–	–	-2	–	–	–	-2
	Total at floating rates	884	–	–	–	–	–	–	–
Total		**12 222**	**20**	**21**	**17**	**18**	**49**	**-1**	**124**

Risk management – Stock Option Programme

In 2000, a Stock Option Programme on SKF B shares already issued was introduced.

The purpose of the SKF Stock Option Programme and the allocation model on which the grant of options is based are described in detail in Note 27.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Programme become exercisable, share swap arrangements were made with financial institutions.

In 2005, the share swaps were valued at fair value with changes in fair value recognized on the balance sheet and in the income statement. The impact of the share swap agreements on the financial result in 2005 was 150 including changes in fair value, realized gains of terminated share swap agreements as well as dividend and redemption received and interest paid under the share swap agreements.

As at December 31, 2005, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 3 102 000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rate at December 31 was 1.965%. The Board of AB SKF has proposed to the Annual General Meeting that a dividend of SEK 4 per share be paid to the shareholders. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance.

29 Risk management and hedging activities (cont.)

In the table below the amounts to be received/paid by expected (contractual) maturity days are presented. The cash flow calculation is based on unchanged notional amount to maturity, 3 102 000, unchanged floating STIBOR rate, 1.965% and a dividend of SEK 4.

Share swaps	Nominal value contract amount gross	2006	2007	2008	Total
Total, amount to receive	154.5	12	9	6	27
Total, amount to pay	154.5	-4	-3	-2	-9
Total MSEK	**309**	**8**	**6**	**4**	**18**

Liquidity risk management

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 10 banks at December 31, 2005. These facilities, which are unutilized, will expire in 2012. Available liquidity as per December 31 amounted to 4 886 (3 565 and 6 342).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

Credit risk management

Credit risk is defined as the Group's exposure to losses in the event that one party to a financial instrument fails to discharge an obligation. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

The Group's policy states that only well established financial institutions are approved as counterparties. The major part of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterparty is continuosly monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was 852 and 632, respectively, at December 31, 2005.

The Group's concentration of credit risk related to trade receivables is limited primarily because of its many geographically and industrially diverse customers.

Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

30 Men and women in Management and Board

	2005		2004		2003	
	Number of persons	**Whereof men**	Number of persons	Whereof men	Number of persons	Whereof men
Board of Directors of the Parent Company	**10**	**80%**	10	80%	10	90%
Group Management	**14**	**86%**	16	88%	15	93%
Other Management	**286**	**94%**	204	93%	205	93%
	310	**93%**	230	92%	230	93%

	2005		2004		2003	
The Parent Company's Share	**Number of persons**	**Whereof men**	Number of persons	Whereof men	Number of persons	Whereof men
Board of Directors of the Parent Company	**10**	**80%**	10	80%	10	90%
Group Management	**9**	**78%**	10	80%	8	88%
Other Management	**25**	**64%**	19	68%	21	62%
	44	**70%**	39	74%	39	74%

31 Events after the balance sheet date

The significant events that have occurred after December 31, 2005, until the date of the signing of this annual report on January 26, 2006, refer to

- The decision to rationalize the divisional structure and reduce the number of divisions within the Group, from five to three. As from January 1, 2006 the Aero and Steel Division as well as the Electrical Division will be integrated into the Automotive, Industrial and Service Divisions.
- The Board of Directors' proposal to the Annual General Meeting of the Parent Company to authorize the Board to decide upon the repurchase of the company's own shares.
- The Groups income- and balance sheets, as well as the Parent Company's income- and balance sheets, are subject to adoption at the Annual General Meeting in 2006.

32 SKF's transition to International Financial Reporting Standards (IFRS)

Beginning 2005, the accounting policies of the SKF Group are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission (EC). The date for SKF's transition to IFRS is January 1, 2003.

SKF has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years had been adapted to IAS/IFRS to a high degree. This, together with certain exceptions allowed by the IFRS transition rules which are described below, have limited the impact of the transition to IFRS.

SKF's transition to IFRS at January 1 2003 is accounted for in accordance with IFRS 1, "First time adoption of International Financial Reporting Standards". IFRS 1 generally requires a company to determine its accounting policies and retrospectively apply these to determine its opening balance sheet under IFRS. However, the following allowed exceptions to this retrospective treatment have been chosen:

- SKF has elected to apply IFRS 3, "Business combinations", prospectively from date of transition January 1, 2003;
- SKF has chosen to set translation differences arising from the translation of foreign subsidiaries into Swedish kronor (SEK) according to IAS 21, "Effects of changes in foreign exchange rates", to zero at the transition date. Translation differences that arose before the date of transition to IFRS are not included as a separate component of equity but rather remain included within the other components of equity;
- SKF has elected to use revaluations to property, plant and equipment made under Swedish GAAP as deemed cost at the IFRS transition date, as allowed by IFRS 1;
- SKF has chosen not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, "Financial Instruments, Recognition and Measurement" as adopted by the EC;
- The transitional provisions under IFRS 1, allow that only options granted after November 7, 2002 that have not vested by January 1, 2005, are required to be valued and recorded. SKF has opted not to value and record their other two option programmes, options granted February 2001 with vesting February 2003, and options granted 2002 with vesting 2004.

The useful lives and component split of all SKF's property plant and equipment were reviewed as required by IAS 16, "Plant and Property", in conjunction with the transition to IFRS. As a result the useful lives on certain machinery were increased from 14 or 17 years to 20 years, and were decreased on other machinery from 14 or 17 years to 10 years. Additionally, the control system within machinery was now identified as a significant item requiring separate depreciation in line with the component approach to depreciation. The above changes in accounting estimates did not have any impact upon the restated IFRS financial statements presented below, and does not result in a significant change to the annual depreciation charge.

Previously published consolidated financial information prepared under Swedish GAAP for 2003 and 2004 has been restated to be in accordance with IFRS. The tables and explanatory notes below describe the differences in accounting policies between IFRS and Swedish GAAP which have had an impact on the balance sheet, income statement and statement of cash flow when transitioning to IFRS.

Reconcilation of equity	*note*	Jan. 1 2003	YTD 2003	YTD 2004
Equity under Swedish GAAP		14 918	15 164	16 581
IFRS adjustments:				
Capitalized software	*a*	148	163	47
Minority interest	*b*	570	499	504
Negative goodwill	*c*	66	10	8
Amortization of indefinite lived intangibles	*d*	–	68	128
Consequential impairments	*f*	–	-5	-8
Deferred taxes	*g*	-42	-47	-15
Total adjustments to IFRS		742	688	664
Total equity under IFRS		15 660	15 852	17 245

Specification of total adjustments to IFRS affecting total assets	*note*	Jan. 1 2003	YTD 2003	YTD 2004
Total assets under Swedish GAAP		37 796	36 326	34 847
IFRS adjustments:				
Increase to intangible assets	*a,d,f*	148	226	167
Total adjustments to IFRS		148	226	167
Total assets under IFRS		37 944	36 552	35 014

Specification of total adjustments to IFRS affecting total liabilities including minority interest under Swedish GAAP	*note*	Jan 1 2003	YTD 2003	YTD 2004
Total liabilities including minority interest under Swedish GAAP		22 878	21 162	18 266
IFRS adjustments:				
Reclass of minority interest	*b*	-570	-499	-504
Decrease to provisions	*c*	-66	-10	-8
Decrease to provisions for deferred tax	*g*	42	47	15
Total adjustments to IFRS		-594	-462	-497
Total liabilities under IFRS		22 284	20 700	17 769

Reconcilation of net profit	*note*	YTD 2003	YTD 2004
Net profit under Swedish GAAP		2 039	2 959
IFRS adjustments:			
Capitalized software	*a*	15	-117
Minority interest	*b*	56	50
Negative goodwill	*c*	-53	-1
Amortization on indefinite lived intangibles	*d*	64	70
Consequential impairment	*f*	-5	-3
Share-based payments	*e*	-13	-14
Deferred taxes	*g*	-5	32
Total adjustments to IFRS		59	17
Net profit under IFRS		2 098	2 976

Specification of total adjustments to IFRS affecting net pofit under Swedish GAAP	*note*	YTD 2003	YTD 2004
Net profit under Swedish GAAP		2 039	2 959
IFRS adjustments:			
Cost of goods sold	*a,c,f*	-59	-69
Selling and administrative expenses	*a,d,e,f*	67	4
Taxes	*g*	-5	32
Reclassification of minority interest	*b*	56	50
Total adjustments to IFRS		59	17
Net profit under IFRS		2 098	2 976

Explanatory notes:

a. Intangibles: Capitalized software

Under IAS 38, "Intangibles", development costs on internally developed software must be recognized as an intangible asset when certain criteria are met and are measured at cost less amortization and impairment losses. The transition rules under IFRS 1 require the recognition of internally generated intangible assets meeting the recognition criteria at the date incurred, as from the original effective date (1999) of IAS 38, regardless of whether those intangible assets were expensed under previous GAAP. The balances of this adjustment to IFRS will be equal to amounts capitalized in SKF's reconciliation to US GAAP, since the capitalization of software development costs has been made for US GAAP purposes since 1999.

Swedish GAAP also required the capitalization of such costs effective beginning 2002, however it was not allowed under Swedish GAAP to recognize internally generated intangible assets that had been previously expensed. SKF applied a conservative approach to such capitalization 2003, and therefore additional amounts were capitalized for IFRS during 2003. During 2004, an impairment loss was recognized in the Q4 2004 IFRS results for certain capitalized intangible assets.

b. Minority interest

Under IAS 27, "Consolidated and Separate Financial Statements", minority interest is considered a separate component of equity in the balance sheet. On the income statement it is included in net profit, with the amounts attributable to the equity shareholders and the minority owners specified below the net profit line. Under Swedish GAAP, minority interest was shown on the balance sheet on a separate line between equity and liabilities, and was deducted in arriving at net profit in the income statement.

c. Negative goodwill

Under IFRS 3 "Business Combinations", negative goodwill still existing after a reassessment of fair values of the net assets acquired shall be recognized immediately in the income statement. Under Swedish GAAP, such negative goodwill was established as a provision and either utilized against future net losses of the acquired company, or amortized on a straight-line basis over the average remaining useful lives of the acquired property plant and equipment.

d. Amortization of intangibles with indefinite useful lives

Under IAS 38 "Intangibles", intangibles with indefinite useful lives, which for SKF is primarily goodwill, are not amortized but measured at cost plus impairment losses. Under Swedish GAAP such intangibles were amortized on a straight-line basis over the economic life of the asset.

e. Share-based payment - Fair value of options

Under IFRS 2, "Share-based payments," the fair value at grant date of equity-settled share based options granted to the employees is to be recognized directly in equity, and amortized as an expense over the vesting period. SKF has one option program for which accounting according to IFRS 2 is required. These options were granted February 2003 with a vesting period ending January 31, 2005. The fair value of these options has been calculated using the Black & Scholes options valuation model.

f. Consequential impairment amounts

Due to the changed accounting policy where goodwill and other intangibles with indefinite lives are no longer amortized beginning as from January 1, 2003, the net book value of such intangibles increased during 2003 and 2004. As a direct consequence of the reversed amortization, certain of the intangibles required an additional impairment amount.

g. Deferred taxes on IFRS adjustments

Some of the IFRS adjustments listed above create a difference between the book-basis and the tax-basis of the underlying asset or liability for which deferred taxes have been provided.

h. Reclassification of provisions into current and non-current liabilities

SKF presents the balance sheet with current and non-current classifications. As a result, provisions that are expected to be settled within 12 months are included in current liabilities, and those provisions where settlement is more uncertain as to timing are included in non-current liabilities. Under Swedish GAAP all provisions were categorised separately from current and non-current liabilities.

Impact of IFRS on the statement of cash flow

The Group's cash flow as reported under Swedish GAAP has been restated to meet the requirements of IAS 7 "Cash flows". According to IAS 7, SKF defines cash and cash equivalents to include only short-term highly liquid investments with maturity at acquisition date of three months or less. Under Swedish praxis a broader interpretation was made where readily marketable securities with a maturity exceeding three months were included. Under IAS 7 such instruments are not considered cash and cash equivalents, rather the net change in these securities are reported in financing activities. SKF's restated statements of cash flow for 2003 and for all periods in 2004 according to IAS 7 reflect cash and cash equivalents that are different to that disclosed in the cash flow statement under Swedish GAAP as short-term financial assets.

The table below shows the restated cash and cash equivalent amounts.

	Jan. 1 2003	YTD 2003	YTD 2004
Previously reported short term financial assets	5 530	6 342	3 565
Less: amounts with maturity > 3 months to be included in cash flows from financing activities under IAS 7	-3 497	-3 366	-489
Cash and cash equivalents under IFRS	2 033	2 976	3 076

IAS 7 requires certain cash flows to be reported as gross cash inflows and outflows. Under Swedish praxis these have previously been reported as net changes. Additionally, there are also different interpretations between IAS 7 and Swedish GAAP as to classification of cash flows as financing or investing. The following specifies these presentation differences:

- Changes in long-term financial assets have previously been reported under Swedish praxis on a net basis under financing activities. According to IAS 7 changes in non-current financial assets shall be reported as gross cash inflows and outflows and will now be included in investing activities;
- Under IAS 7, changes in investments as well as loans with a maturity greater than three months are reported as gross cash inflows and outflows. These have previously been reported under Swedish praxis on a net basis;
- Changes in post employment benefit provisions have previously been reported under Swedish praxis on a net basis as a financing cash flow. Under IAS 7, only cash outflows from contributions to funded plans are disclosed as financing cash flows. Other cash and non-cash flows are included in operating cash flows.

The adjustments to IFRS in net profit did not have any effect on cash flow.

33 Summary of differences between IFRS and US GAAP

The SKF Group files an annual report; Form 20-F, with the US Securities and Exchange Commission (SEC). The Financial Statements of the Group are prepared in accordance with IFRS, which differ, in certain respects from US GAAP, as described below.

1. Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to US GAAP are attributable to the differences described below (see items 33.2 to 33.14). The adjustments also include a reversal of a deferred tax liability amounting to 144, which was previously recorded for US GAAP purposes only on the revaluation of fixed assets in Italy. This valuation was distributed as dividend in 2005 triggering tax expense already in the IFRS books.

2. Revaluation of plant, property and equipment

Under previous GAAP, plant, property and equipment in certain countries has been revalued to an amount in excess of cost. Upon transition to IFRS, the Group elected to consider such revalued amounts as "deemed cost" as allowed by IFRS 1, "First-time adoption of IFRS", see Note 1 and 32. US GAAP, however, does not permit the revaluation of property, plant and equipment to amounts in excess of cost.

3. Capitalization of interest cost

As allowed by IFRS the Group has elected not to capitalize interest cost incurred in connection with the financing of construction of property, plant and equipment.

Under US GAAP interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest should be amortized over the estimated useful life of the asset as part of the depreciation charge.

4. Capitalization of development expenditures

IFRS requires expenditures during the development phase to be capitalized as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group.

Under US GAAP development expenditures are charged to expense when incurred.

5. Provisions for restructuring, termination benefits and impairment of plant, property and equipment

Effective in 2003, provisions for restructuring and termination benefits for US GAAP are required to be in accordance with Statement of Financial Accounting Standard (SFAS) 146, "Accounting for costs associated with exit or disposal activities". SFAS 146 prescribes restrictive rules for when provisions for one-time involuntary termination benefits and other costs associated with such activities can be recorded. Generally, involuntary one-time termination benefits can only be recorded if there is no requirement on the part of the employee to work past a legal notification period or 60 days if no legal notification period exists. If some type of service is required past this period, then the provision should be allocated over the service period required. Other associated costs can only be recorded when a liability has been incurred.

US GAAP SFAS 88 "Employers' accounting for settlements and curtailments of defined benefit pension plans and for termination benefits" allows provisions to be recorded for one-time voluntary termination benefits when the employees have accepted the offer.

IFRS allows restructuring provisions, including both voluntary and involuntary termination benefits, and other costs associated with the restructuring to be recorded when a commitment to the plan is demonstrated via a public announcement, sufficient details of the plan are available, and the amounts can be reasonably estimated. However, if there is a requirement for service in connection with termination benefits, such benefits are considered "stay bonuses", and the cost is spread over the service period.

In 2003, an impairment of plant, property and equipment was higher for IFRS than US GAAP due to differences in the beginning basis of such assets, such difference was caused by the difference in adoption rates of the impairment rules under IFRS and US GAAP, where IFRS rules were first implemented after the US GAAP rules. The basis of such plant property and equipment for IFRS and US GAAP at December 31, 2003 is now the same. In 2005, a reversal of previous impairment was made under IFRS. This reversal is not allowed under US GAAP and has effected the income statement with -10, net of tax.

6. Gains on sales of real estate

Gains on the sales of real estate that are leased back in the form of operational leases are realized at the date of the transaction for IFRS but should be deferred and amortized over the life of the lease according to US GAAP. Gains on sales of real estate in Spain, Sweden, the Netherlands, Belgium and France have been deferred in accordance with these principles.

7. Non-recurring bonus distribution

As a result of historic overfunding, the Swedish insurance company Alecta pensionsförsäkring, a multi-employer pension plan, decided on a non-recurring bonus distribution to its clients. In 2003, the Group had received the total amount of the decided distribution of 250. According to US GAAP, only the cash received was recognized in earnings while IFRS allowed the full amount to be recognized prior to the receipt of cash.

8. Share-based compensation for employees

The Group has employee stock option programs and records provisions for related social costs in accordance with IFRS. However, under US GAAP employer taxes on employee share-based compensation should not be recognized until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the date the option is exercised by the employee.

Under IFRS 2, the fair value at grant date of stock option programme 2003, which vested in February 2005, was to be recognized directly in equity and amortized as an expense over the vesting period. The fair value was determined using the Black-Scholes valuation model. The exercise of options under this program is recognized directly in equity. In accordance with US GAAP the Group applies APB Opinion 25 and no initial recognition of fair value was made. The cost at exercise of options is recorded in the income statement.

9. Provisions for post-employment benefits and for pensions and post-retirement benefits
Pensions and post-retirement benefits are considered post-employment benefits under IFRS and are accounted for by the Group in accordance with IAS 19 "Employee benefits".

Under IFRS, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as US GAAP SFAS 87 "Employers' accounting for pensions" and SFAS106 "Employers' accounting for postretirement benefits other than pensions", using the projected unit credit method. However, some significant differences exist between IFRS and US GAAP:

- IAS 19 had been implemented effective January 1, 2003 under previous GAAP, and consequently no adjustment was needed upon the Group's transition to IFRS. SFAS 87 was implemented in 1989 for non-US Plans and in 1987 for US Plans, and SFAS 106 was implemented in 1993. The difference in implementation dates causes a significant difference in accumulated gains and losses, where the accumulated gains and losses under IFRS were zero, whereas under US GAAP the accumulated gains and losses have been accumulating since the implementation dates noted above;
- Under IFRS, the past service cost and expense resulting from plan amendments are recognized immediately if vested or amortized until vested. Under US GAAP, prior service costs are generally recognized over the average remaining service life of the plan participants;
- Under IFRS the estimated return on assets is based on actual market values while the US GAAP allows an estimated return on assets based on market-related values;
- Under US GAAP an additional liability should be recognized and charged to other comprehensive income when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized past service cost, if any, and this excess is not covered by the liability recognized in the balance sheet. Such "minimum liability" is not required under IFRS.

The adjustment in the US GAAP reconciliation represents a combination of the above differences.

10. Derivative instruments and hedging activities
As from 2005, all derivatives are recognized at fair value in the balance sheets and all changes in fair value are recognized in earnings unless they are designated and effective hedging instruments. The IFRS accounting policies applied for derivatives and hedging comply with US GAAP and therefore no adjustment is needed for 2005.

The SKF Group has chosen not to restate comparable 2004 and 2003 financial information for the requirements of IAS 39, "Financial Instruments: Recognition and Measurements" as allowed under the transitional provisions of IFRS 1. The hedge accounting rules under previous Swedish GAAP applied for 2004 and 2003 did not satisfy the hedge accounting criteria under US GAAP and therefore all outstanding financial derivative instruments are recognized at fair value in the US GAAP balance sheets and all changes in fair value are recognized in earnings.

11. Negative goodwill
Under IFRS any excess of net identifiable assets and liabilities acquired over the cost of an acquisition, after insuring that the fair values of assets are not overstated, is recognized in the income statement.

For US GAAP, any excess of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition is first used to reduce the fair values assigned to non-current assets on a pro rata basis. If any excess still exists it is recognized immediately in the income statement as an extraordinary gain. For the Group all such negative goodwill was allocated to plant property and equipment.

Consequently the amounts increasing net profit under US GAAP as of December 31, 2003, 2004 and 2005 refer to amortization of the reduced carrying amounts of the non-current assets for US GAAP.

12. Goodwill and other intangible assets
Under IFRS starting January 1, 2003, goodwill and other intangible assets are accounted for in accordance with IAS 38 "Intangible assets" which among other things requires that goodwill and other intangibles with indefinite lives should not be allocated but rather tested annually for impairment and more frequently if circumstances indicate a possible impairment. The impairment process for such intangibles is described in Note 1.

While the accounting for such intangibles is mainly similar under US GAAP, there are certain differences:

- SFAS 142 "Goodwill and other intangible assets" was adopted January 1, 2002 for US GAAP purposes meaning that amortization stopped in 2002 while under IFRS amortization of such intangibles stopped 2003;
- Goodwill impairment test is performed at cash generating unit (CGU) level and for US GAAP purposes is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable cash generating unit to its carrying value, including goodwill. The Group's measurement of fair value is based on an evaluation of future discounted cash flows consistent with those utilized in the Group's annual planning process for impairment tests. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable cash generating unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

Under IFRS impairments of 24, 21 and 21 were recorded as a result of the 2005, 2004 and 2003 annual impairment tests, respectively. For US GAAP purposes impairments totalling 32, 28 and 38 were recorded under US GAAP for 2005, 2004 and 2003, respectively.

Changes in the carrying amount of goodwill for US GAAP purposes were as follows during each of the years ended December 31:

	2005	2004	2003
Balance at January 1 for US GAAP reporting purposes	**725**	650	717
Impairments	**-32**	-28	-35
Goodwill arising from acquisitions of businesses	**301**	144	65
Foreign currency translation and other adjustments	**105**	-41	-97
Balance at December 31 for US GAAP reporting purposes	**1 099**	725	650

13. Investments in equity securities

The Group classifies investments in equity securities as available for sale. Under IFRS these investments are carried at fair value, if reliably measurable, with changes in fair value recognized directly in equity. Quoted market prices and valuation techniques are used for estimating fair value. In accordance with the transitional provisions allowed under IFRS 1 for financial instruments recognized and measured under IAS 39, "Financial Instruments, Recognition and Measurement", the SKF Group chose not to restate comparable 2004 and 2003 financial information for the requirements of IAS 39.

In accordance with US GAAP, the SKF Group applies SFAS 115, "Accounting for certain investments in debt and equity securities". SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values and for all debt securities. The investments classified as available for sale are reported at fair value with unrealized gains or losses included in shareholders' equity. Investments in equity securities not quoted in an active market are reported at cost less other than temporary impairments, if any. Under Swedish GAAP applied for 2004 reversal of previously recorded impairment charges were recorded in net profit and loss.

14. Minority interests

In accordance with IFRS minority interests are presented as an item within equity and the profit attributable to minority interests is specified below the net profit line. Under US GAAP minority interests are shown as a separate category from equity and liabilities in the balance sheet and the share of the profit attributable to minority interests is shown as a separate line in the income statement.

15. Comprehensive income according to SFAS 130

IFRS does not require the presentation of comprehensive income in addition to net profit for the year. The comprehensive income required to be presented under US GAAP was as follows:

	2005	2004	2003
Net profit in accordance with US GAAP	**3 589**	2 750	2 478
Other comprehensive income net of tax:			
Translation adjustments	**1 650**	-482	-990
Minimum pension liability	**-4**	-139	17
Unrealized gains on equity securities	**–**	48	11
Amortization from implementation of SFAS 133	**–**	–	- 11
Release on disposals of cash flow hedges	**-84**	–	–
Change in fair value of investment in equity securities and cash flow hedges	**12**	–	–
Other comprehensive income	**1 574**	-573	- 973
Comprehensive income in accordance with US GAAP	**5 163**	2 177	1 505

16. Diluted earnings per share

All dilutive potential shares related to the stock option programs of the Group have been considered in determining diluted earnings per share.

All earnings per share amounts in 2004 and 2003 have been restated to reflect the effects of a 5:1 share split combined with a redemption procedure in 2005. Through this procedure the shareholders received four new shares and a redemption share that was mandatorily redeemed for SEK 25.

17. New accounting principles adopted in 2005 for US GAAP

During 2005 the Group adopted SFAS 151 "Inventory costs - an amendment of ARB No.43, chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The adoption of SFAS 151 did not have a material effect on the Group's consolidated financial position or results of operations reported in accordance with US GAAP.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for conditional asset retirement obligations - an interpretation of FASB Statement No. 143" (FIN47). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and /or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The adoption of FIN47 had no impact on the Group's consolidated financial position or results of operations reported in accordance with US GAAP.

18. New accounting principles to be adopted in future periods for US GAAP

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-based payment." The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date for the Group is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group's consolidated financial position and results of operations reported in accordance with US GAAP has not been determined.

In December 2004, the FASB issued SFAS 153, "Exchanges of nonmonetary assets – an amendment of APB Opinion No. 29." APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under US GAAP occurring after December 31, 2005.

In June 2005, the EITF reached a consensus on Issue No.05-5, "Accounting for early retirement or postemployment programs with specific features (such as terms specified in Altersteilzeit early retirement arrangements)". This issue provides guidance on the accounting for the bonus feature in German Altersteilzeit (ATZ) early retirement programs and states that the bonus feature and the additional contributions into the German government pension scheme under a Type II ATZ arrangement should be accounted for as a postemployment benefit under FASB Statement 112, "Employers' Accounting for Postemployment Benefits – an amendment of FASB Statements No. 5 and 43". An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The issue also states that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. EITF No.05-5 should be applied to fiscal years beginning after December 15, 2005, and reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of FASB Statement 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3".

The impact of EITF Issue No 04-13 and 05-5 on the Group's consolidated financial position or results of operations reported in accordance with US GAAP has not yet been assessed.

19. Summary

The application of US GAAP would have the following effect on consolidated net profit, shareholders' equity and earnings per share:

Net profit	*2005*	*2004*	*2003*
In accordance with IFRS as reported in the consolidated income statements	**3 607**	2 976	2 098
Items increasing/decreasing net profit:			
33.1 Deferred income taxes	**194**	100	-264
33.2 Depreciation on revaluation of assets including effect in connection with sale	**17**	19	18
33.3 Capitalization of interest cost	**-39**	-24	-23
33.4 Capitalization of development expenditures	**-5**	-18	–
33.5 Provisions for restructuring and asset impairments	**-96**	-315	487
33.6 Gains on sales of real estate	**26**	29	29
33.7 Non-recurring bonus distribution	**–**	–	1
33.8 Share-based compensation for employees	**21**	-32	21
33.9 Post-employment benefits/Pensions	**-54**	21	61
33.10 Derivative instruments and hedging activities	**–**	90	120
33.11 Negative goodwill	**12**	11	4
33.12 Amortization and impairment of goodwill and other intangible assets	**-8**	-8	-18
33.13 Investments in equity securities	**–**	-49	–
33.14 Minority interests	**-86**	-50	-56
Net change in net profit	**-18**	-226	380
Net profit in accordance with US GAAP	**3 589**	2 750	2 478

33 Summary of differences between IFRS and US GAAP (cont.)

Shareholders' equity	2005	2004	2003
In accordance with IFRS as reported in the consolidated balance sheets	**18 233**	17 245	15 852
Items increasing/decreasing shareholders' equity:			
33.1 Deferred income taxes	**-393**	-565	-771
33.2 Reversal of revaluation of assets	**-185**	-184	-211
33.3 Capitalization of interest cost	**136**	174	198
33.4 Capitalization of development expenditures	**-23**	-18	–
33.5 Provisions for restructuring and asset impairments	**5**	101	416
33.6 Gains on sales of real estate	**-110**	-136	-165
33.8 Share-based compensation for employees	**29**	-34	12
33.9 Post-employment benefits/Pensions	**1 193**	1 026	1 321
33.10 Derivative instruments and hedging activities	**–**	210	120
33.11 Negative goodwill	**-88**	-94	-107
33.12 Amortization and impairment of goodwill and other intangible assets	**42**	40	51
33.13 Investments in equity securities	**-13**	10	15
33.14 Minority interests	**-604**	-504	-499
Net change in shareholders' equity	**-11**	26	380
Shareholders' equity in accordance with US GAAP	**18 222**	17 271	16 232

Earnings per share, in SEK	2005	2004	2003
Basic earnings per share in accordance with US GAAP	**7.88**	6.04[1]	5.44[1]
Weighted average number of shares outstanding	**455 351 068**	455 351 068	455 351 068
Diluted earnings per share in accordance with US GAAP	**7.85**	6.03[1]	5.44[1]
Adjusted weighted average number of shares outstanding	**457 147 009**	456 361 012	455 820 204

[1] Earnings per share have been recalculated to reflect the effects of the share split and redemption in 2005.

Board of Directors' report of Parent Company, AB SKF

Amounts in millions of Swedish kronor unless otherwise stated.
Amounts in parentheses refers to comparable figures for 2004 and 2003, respectively.

Corporate identity number 556007-3495

The Parent Company performs services of group common character. Reported net sales refer to services invoiced to subsidiaries. Costs invoiced from subsidiaries are included in costs of services which amounted to 988 (905 and 839).

During 2005 a share split and redemption of shares was made. A detailed description is found in the Board of Directors' report of the Group and in Note 18.

Dividend income from subsidiaries amounted to 2 007 (809 and 906).

Additions to Investments in subsidiaries amounted to 857 (961 and 56).

New borrowings amounted to 3 196.

Proposed distribution of surplus

Unrestricted equity in the Parent company amounted to 3 230. The Board of Directors' and the Managing Director recommend that a dividend of SEK 4.00 per share to be paid for the fiscal year 2005. See page 92.

Parent Company income statements

Millions of Swedish kronor	*Note*	Years ended December 31 2005	 2004	 2003
Net sales	*1*	**1 384**	1 326	1 236
Cost of services provided	*5, 9, 15*	**-1 384**	-1 326	-1 236
Gross profit		**0**	0	0
Administrative expenses	*5, 9, 15*	**-253**	-155	-130
Other operating income		**16**	11	19
Other operating expenses		**-7**	-4	-5
Operating loss		**-244**	-148	-116
Financial income	*2*	**2 481**	900	671
Write-down of financial assets	*2*	**-131**	-135	-112
Financial expense	*2*	**-539**	-162	22
Profit before provisions to untaxed reserves and taxes		**1 567**	455	465
Provisions to untaxed reserves	*3*	**-209**	-89	-160
Taxes	*4*	**133**	181	125
Net profit		**1 491**	547	430

Parent Company balance sheets

Millions of Swedish kronor	Note	As of December 31 2005	2004	2003
ASSETS				
Non-current assets				
Property, plant and equipment	5	**12**	14	24
Investments in subsidiaries	6	**10 543**	9 817	9 027
Receivables from subsidiaries		**4 264**	817	1 203
Investments in jointly controlled and associated companies	6	**45**	5	64
Receivables from jointly controlled and associated companies		**200**	–	–
Investments in equity securities	6	**242**	262	246
Deferred tax assets	4	**53**	44	51
Other assets		**39**	54	59
		15 398	11 013	10 674
Current assets				
Receivables from subsidiaries		**1 482**	1 366	1 509
Other receivables	7	**178**	168	144
Financial assets	8	**5**	2	3
		1 665	1 536	1 656
Total assets		**17 063**	12 549	12 330
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital (455 351 068 shares, quota value SEK 2.50 per share)		**1 138**	1 423	1 423
Restricted reserves		**925**	633	633
Unrestricted equity				
Retained earnings		**1 739**	4 681	4 716
Net profit		**1 491**	547	430
		5 293	7 284	7 202
Untaxed reserves	3	**560**	351	262
Provisions	9			
Provisions for pensions and similar commitments		**92**	82	177
Other provisions		**46**	38	46
		138	120	223
Non-current liabilities				
Loans	10	**4 051**	785	1 167
Liabilities to subsidiaries		**5 528**	2 532	1 808
		9 579	3 317	2 975
Current liabilities				
Loans	11	**–**	–	200
Trade payables		**27**	18	13
Liabilities to subsidiaries		**1 249**	1 291	1 277
Tax payables		**39**	31	29
Other liabilities	12	**178**	137	149
		1 493	1 477	1 668
Total shareholders' equity, provisions and liabilities		**17 063**	12 549	12 330
Assets pledged	13	**4**	–	–
Contingent liabilities	14	**6**	6	16

Parent Company statements of cash flow

Millions of Swedish kronor	2005	2004	2003
	Years ended December 31		
Operating activities			
Profit before provisions to untaxed reserves and taxes	**1 567**	455	465
Adjustments for			
Depreciation and amortization	**27**	27	27
Write-downs of equity securities	**131**	183	112
Net gain(-) on sales of property, plant and equipment	**-1**	–	-3
Net loss/gain(-) on sales of equity securities	**-52**	-36	84
Income taxes paid	**-162**	-72	-111
Pensions paid	**-34**	-32	-35
Changes in working capital			
Trade payables	**9**	5	5
Other operating assets and liabilities, net	**908**	1 182	574
Net cash flow from operations	**2 393**	1 712	1 118
Investing activities			
Purchase of property, plant and equipment	**-1**	-1	-18
Sales of property, plant and equipment	**2**	10	8
Investments in subsidiaries	**-267**	-142	–
Sales of equity securities	**79**	91	126
Net cash flow used in investing activities	**-187**	-42	116
Net cash flow after investments before financing	**2 206**	1 670	1 234
Financing activities			
Proceeds from medium- and non-current loans	**3 196**	0	0
Repayment of medium- and non-current loans	**-174**	-513	-322
Change in current loans	**0**	-200	-155
Change in other long-term assets and liabilities, net	**-1 013**	289	157
Contribution to pension plan	**0**	-109	0
Cash dividends to shareholders	**-1 366**	-1 138	-911
Redemption of shares	**-2 846**	0	0
Net cash flow used in financing activities	**-2 203**	-1 671	-1 231
Increase(+)/decrease(-) in cash and cash equivalents	**3**	-1	3
Cash and cash equivalents at January 1	**2**	3	0
Cash and cash equivalents at December 31	**5**	2	3

Change in net interest-bearing liabilities	Opening balance 2005	Exchange rate effect	Change in items	**Closing balance 2005**
Loans, long- and short-term	785	243	3 023	**4 051**
Liabilities to subsidiaries, long- and short-term	3 623	6	2 393	**6 022**
Provisions for pensions and similar commitments	82	–	10	**92**
Receivables from subsidiaries, long- and short-term	-999	-243	-2 985	**-4 227**
Non-current receivables from jointly controlled and associated companies	–	-6	-194	**-200**
Financial assets, short-term	-2	–	-3	**-5**
Net interest-bearing liabilities	3 489	–	2 244	**5 733**

Interest received amounted to 144 (131 and 142). Interest payments amounted to 272 (259 and 278).

Parent Company statements of changes in shareholders' equity

Millions of Swedish kronor	Share capital[1]	Legal reserve	Other restricted reserves	Unrestricted equity	Total Share-holders equity
Opening balance 2003-01-01	1 423	633	–	4 973	7 029
Dividend	–	–	–	-911	-911
Net of received and paid Group contributions	–	–	–	908	908
Tax on Group contributions net	–	–	–	-254	-254
Net profit	–	–	–	430	430
Closing balance 2003-12-31	1 423	633	–	5 146	7 202
Dividend	–	–	–	-1 138	-1 138
Net of received and paid Group contributions	–	–	–	935	935
Tax on Group contributions net	–	–	–	-262	-262
Net profit	–	–	–	547	547
Closing balance 2004-12-31	1 423	633	–	5 228	7 284
Dividend	–	–	–	**-1 366**	**-1 366**
Redemption of shares	**-285**	**285**	–	**-2 846**	**-2 846**
Exercise of share options	–	–	–	**-39**	**-39**
Change in fair value of investments in equity securities	–	–	**7**	–	**7**
Net of received and paid Group contributions	–	–	–	**1 060**	**1 060**
Tax on Group contributions net	–	–	–	**-298**	**-298**
Net profit	–	–	–	**1 491**	**1 491**
Closing balance 2005-12-31	**1 138**	**918**	**7**	**3 230**	**5 293**

[1] The distribution of share capital between share types is shown in Note 18 to the consolidated financial statements.

Restricted equity
Share capital, legal reserve and other restricted reserves are not available for dividend payments.

Unrestricted equity
Retained earnings include accumulated net profits which can be distributed to shareholders.

Notes to the financial statements for the Parent Company

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2004 and 2003, respectively.

1 Accounting principles

The financial statements of the Parent Company are prepared in accordance with the "Annual Accounts Act" and Swedish Financial Accounting Standards Council recommendation RR 32, "Accounting for Legal Entities".

In accordance with RR 32, IFRS is applied to the greatest extent possible under Swedish legislation, but full compliance is not possible. The areas where the Parent Company's accounting policies differ from the Group's are described below. For a description of the Groups accounting policies, see Note 1 to the consolidated financial statements.

With regards to pensions, the Group applies IAS 19, "Employee Benefits", where as the Parent Company continues to apply FAR's Recommendation 4, "Accounting of Pension Liabilities and Pension Costs" as in prior years.

Shares in subsidiaries, jointly controlled entities and associated companies are recorded at acquisition cost, reduced by any writedowns.

The tax legislation in Sweden allows companies to make provisions to untaxed reserves. Hereby, the companies may, with certain limits, allocate and retain profits in the balance sheet instead of immediate taxation. The untaxed reserves are taken into taxation at the time of their dissolution. In the event that the business should show losses, the untaxed reserves may be dissolved in order to cover the losses without any taxation.

Group contributions are accounted for in accordance with the Swedish Financial Accounting Standards Council's Emerging Issue Task Force URA 7.

2 Financial income, write-down of financial assets and financial expense

	2005	2004	2003
Financial income			
Dividends from investments in subsidiaries	**2 007**	809	906
Other income from investments in subsidiaries	**6**	0	0
Income from investments in associated companies	**–**	36	-78
Income/expense from other equity securities and non-current interest investments	**446**	47	-168
Other interest income and similar items	**22**	8	11
	2 481	900	671
Write-down of financial assets			
Investments in subsidiaries	**-131**	-171	-112
Investments in associated companies	**0**	-4	0
Investments in equity securities	**0**	40	0
	-131	-135	-112
Financial expense			
Interest expense and similar items related to subsidiaries	**-155**	-99	-127
Other financial expense	**-384**	-63	149
	-539	-162	22

3 Untaxed reserves

Provisions to untaxed reserves	2005	2004	2003
Change in other reserves	**-209**	-89	-160
	-209	-89	-160

Untaxed reserves			
Accelerated depreciation reserve	**2**	2	2
Other reserves	**558**	349	260
	560	351	262

4 Taxes

Taxes on profit before taxes	2005	2004	2003
Current taxes	**-170**	-65	-229
Tax on Group contribution	**294**	254	228
Deferred taxes	**9**	-8	126
	133	181	125

Taxes attributable to exercise of share options, accounted for in unrestricted equity, amounted to 4.

Net deferred taxes per type	2005	2004	2003
Provisions for pensions and other similar commitments	**31**	26	26
Other	**22**	18	25
Deferred tax assets	**53**	44	51

Corporate income tax

The corporate statutory income tax rate in Sweden was 28% in 2005, 2004 and 2003.

Reconciliation of the statutory tax in Sweden and the actual tax	2005	2004	2003
Tax calculated on statutory tax rate in Sweden	**-380**	-102	-85
Non-taxable dividend income	**563**	226	254
Changes in unrecognized deferred tax assets	**0**	-10	104
Current tax referring to previous years	**9**	82	-97
Non-deductible/taxable profit items, net	**-59**	-15	-51
Actual tax	**133**	181	125

5 Property, plant and equipment

	2005	Additions	Disposals	2004	2003
Acquisition cost					
Buildings	**10**	–	-1	11	19
Land and land improvements	**2**	–	-1	3	5
Machine toolings, factory fittings, etc	**10**	1	–	9	8
	22	1	-2	23	32
Accumulated depreciation					
Buildings	**2**	–	–	2	2
Land and land improvements	**–**	–	–	–	–
Machine toolings, factory fittings, etc	**8**	1	–	7	6
	10	1	–	9	8
Net book value	**12**	–	-2	14	24

Depreciation is included in administrative expenses.

	2005	2004	2003
Tax value of real estate			
Land and land improvements	**2**	3	4
Buildings	**8**	9	15
	10	12	19

6 Investments

Investments in subsidiaries are specified below. For specification of investments in jointly controlled and associated companies and investments in equity securities held by the Parent Company, see Notes 11 and 12 to the consolidated financial statements.

Investments in subsidiaries held by the Parent Company on December 31	2005	Additions	Write-downs	Shareholders' contributions	2004	2003
Investments in subsidiaries	**10 543**	267	-131	590	9 817	9 027

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Manufacturing companies					
SKF Sverige AB, Göteborg, Sweden	100	2 650 000	SEK	265	363
SKF USA Inc., Pa., USA	99.9	1 522 651	USD	76	862
SKF Österreich AG, Austria	100	200	EUR	15	176
SKF GmbH, Germany	0.1	–	EUR	0	2
SKF Española S.A., Spain	100	3 650 000	EUR	22	658
SKF Poznań S.A., Poland	100	3 353 130	PLN	67	153
SKF Bearings Bulgaria EAD, Bulgaria	100	2 376 230	BGN	2	121
Lutsk Bearing Plant, Ukraine	99.6	308 445 867	UAH	77	93
SKF Actuators AB, Göteborg, Sweden	100	1 000	SEK	1	4
SKF do Brasil Limitada, Brazil	99.9	165 485 032	BRL	165	329
SKF Argentina S.A., Argentine	89.9	497 878	ARS	0	11
SKF India Ltd., India	46.7	24 639 048	INR	246	94
SKF Mekan AB, Katrineholm, Sweden	100	27 500	SEK	28	33
SKF Sealing Solutions AB, Landskrona, Sweden	100	10 000	SEK	1	27
Scandrive Control AB, Hallstahammar, Sweden	100	5 000	SEK	1	12
SKF Sealing Solutions (Wuho) Co., Ltd., Peoples Republic of China	100	–	CNY	48	36
Beijing Nankou SKF Railway Bearings Company Limited, Peoples Republic of China	51.0	–	CNY	127	94
SKF Automotive Components Corporation, Republic of Korea	100	1 035 350	KRW	5 177	35
SKF Sealing Solutions Korea Co., Ltd., Republic of Korea	51.0	153 320	KRW	1 533	15
PT. SKF Indonesia, Indonesia	84.2	74 921	IDR	74 921	34
Carried forward					3 152

6 Investments (cont.)

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Carried forward					3 152
Sales companies					
SKF Danmark A/S, Denmark	100	5	DKK	5	0
SKF Norge A/S, Norway	100	50 000	NOK	5	0
Oy SKF Ab, Finland	100	48 400	EUR	2	12
SKF Portugal-Rolamentos, Lda., Portugal	95.0	–	EUR	0	4
SKF Ložiska, a.s., Czech Republic	100	430	CZK	43	10
SKF Svéd Golyóscsapágy Részvénytársaság, Hungary	100	3 000	HUF	1	0
SKF Canada Limited, Canada	62.5	50 000	CAD	–	0
SKF del Peru S.A., Peru	100	2 565 160	PES	3	0
SKF Chilena S.A.I.C., Chile	100	88 192	CLP	468	0
SKF Venezolana S.A., Venezuela	100	194 832	VEB	195	0
SKF South East Asia & Pacific Pte Ltd., Singapore	100	1 000 000	SGD	1	0
SKF Pakistan Private Limited, Pakistan	100	1 781 293	PKR	18	2
SKF New Zealand Limited, New Zealand	100	375 000	NZD	1	0
Sommers Industriteknik AB, Linköping, Sweden	100	1 000	SEK	0	8
SKF Eurotrade AB, Göteborg, Sweden	100	83 500	SEK	8	12
SKF Multitec AB, Helsingborg, Sweden	100	29 500	SEK	3	5
Monitoring Control Center MCC AB, Kiruna, Sweden	67.5	3 375	SEK	0	1
SKF Condition Monitoring Center (Luleå) AB, Luleå, Sweden	100	5 000	SEK	1	10
Other Companies					
Trelanoak Ltd., United Kingdom	20.0	6 965 000	GBP	7	120
SKF Holding Maatschappij Holland B.V., The Netherlands	100	60 002	EUR	27	5 042
SKF Engineering & Research Services B.V., The Netherlands	13.4	121	EUR	0	8
SKF Verwaltungs AG, Switzerland	100	500	CHF	0	502
SKF Holding Mexicana, S.A. de C.V., Mexico	98.0	22 687 633	MXN	2	120
SKF Participação, Ltda, Brazil	99.9	1 337 379	BRL	1	4
SKF (China) Investment Co. Ltd., Peoples Republic of China	100	–	USD	37	266
Barseco (Pty) Ltd., South Africa	100	300	ZAR	0	62
SKF Australia (Manufacturing) Pty. Ltd., Australia	100	1 000 000	AUD	2	0
SKF Försäljning AB, Göteborg, Sweden	100	150 000	SEK	3	5
SKF Vehicle Parts AB, Göteborg, Sweden	100	115 000	SEK	12	14
SKF Service AB, Göteborg, Sweden	100	278 000	SEK	28	34
SKF Logistics Services AB, Göteborg, Sweden	100	80 000	SEK	6	10
SKF International AB, Göteborg, Sweden	100	20 000	SEK	20	320
Återförsäkringsaktiebolaget SKF, Göteborg, Sweden	100	30 000	SEK	30	80
SKF Fondförvaltning AB, Göteborg, Sweden	100	10 000	SEK	1	1
Bagaregården 16:7 KB, Göteborg, Sweden	99.9	–	SEK	250 [1]	44
Ovako Couplings Holding AB, Göteborg, Sweden	100	2 800 000	SEK	280	106
Ovako Tube AB, Göteborg, Sweden	100	5 000	SEK	1	2
Ovako Steel Holding AB, in liquidation, Göteborg, Sweden	100	9 600 000	SEK	960	585
SKF AutoBalance Systems AB, in liquidation, Göteborg, Sweden	100	10 000	SEK	1	1
James Askew Associates AB JAAAB, in liquidation, Luleå, Sweden	100	4 000	SEK	0	1
Other holdings					0
					10 543

[1] As nominal value the original investment capital for the limited partnership company is disclosed.

Investments in major SKF subsidiaries held by other subsidiaries

Name and location	Holding in percent	Owned by subsidiary in:
SKF GmbH, Schweinfurt, Germany	99.9	The Netherlands
SKF Industrie S.p.A, Turin, Italy	100.0	The Netherlands
SKF France S.A., Clamart, France	100.0	France
SKF (U.K.) Ltd., Luton, U.K.	100.0	United Kingdom
SKF China Ltd., Hong Kong, China	100.0	Singapore
SKF India Ltd., Mumbai, India	0.4	Sweden
SKF India Ltd., Mumbai, India	6.5	United Kingdom
Officine Meccaniche di Villar Perosa S.r.l., Villar Perosa, Italy	100.0	Italy
RFT S.p.A., Turin, Italy	100.0	Italy
Willy Vogel AG, Berlin, Germany	100.0	Germany
SARMA, Saint Vallier s/Rhone Cedex, France	100.0	France
SKF Argentina S.A., Buenos Aires, Argentina	10.1	Austria
SKF de Mexico S.A. de C.V., Puebla, Pue, Mexico	2.0	Switzerland
SKF Canada Ltd., Scarborough, Canada	37.5	The Netherlands
SKF Sealing Solutions GmbH, Leverkusen-Opladen, Germany	100.0	Germany
SKF Bearing Industries (Malaysia), Sdn.Bhd., Nilai, Malaysia	100.0	The Netherlands
SKF Linearsysteme GmbH, Schweinfurt, Germany	100.0	Germany
SKF (Thailand) Ltd., Bangkok, Thailand	46.0	Singapore
SKF (Thailand) Ltd., Bangkok, Thailand	32.7	Singapore
SKF Japan Ltd., Tokyo, Japan	100.0	The Netherlands
SKF B.V., Nieuwegein, The Netherlands	100.0	The Netherlands
SKF Bearing Services Taiwan Ltd., Taipei, Taiwan	100.0	The Netherlands
SKF SP. Z O.O, Warszawa, Poland	100.0	Sweden
Magnetic Electromotoren AG, Liestal, Switzerland	100.0	The Netherlands

7 Other receivables

	2005	2004	2003
Other current receivables	**152**	147	120
Prepaid expenses and accrued income	**26**	21	24
	178	168	144

8 Financial assets

	2005	2004	2003
Financial receivables	**4**	–	–
Cash and bank accounts	**1**	2	3
	5	2	3

9 Provisions

Charges against profit for pensions and similar commitments amounted to 44 (46 and 53) which included an interest cost of 4 (7 and 11). Provisions for pensions include pensions in the FPG - PRI (Pension Registration Institute) system with 4 (2 and 104) at year-end. Other provisions include costs for restructuring.

10 Loans

	2005		2004		2003	
	Book value	**Fair value**	Book value	Fair value	Book value	Fair value
Bonds and debentures	**4 051**	**4 105**	785	886	1 167	1 347

The current portion of non-current loans is included in current loans, see Note 11. Fair value has been calculated by discounting future cash flows at the market interest rate for each maturity.

Non-current loans outstanding at December 31, per currency	2005 Amount	2005 Interest rate %	2004 Amount	2003 Amount
USD	**768**	**7,1**	785	1 167
EUR	**3 283**	**2,8-3,0**	–	–
	4 051		785	1 167

The non-current bonds loan in USD has a fixed interest rate until maturity in 2007. Certain terms of loan agreement contain restrictions relating to further pledging of assets.The non-current bond loans in EUR consist of 2 343 which has a fixed interest rate until maturity in 2010 and 940 which has a floating interest rate until maturity in 2008.

11 Current loans

	2005	2004	2003
Current portion of non-current loans	**–**	–	200

12 Other current liabilities

	2005	2004	2003
Other current liabilities	**10**	30	18
Accrued expenses and deferred income	**168**	107	131
	178	137	149

Accrued expenses and deferred income include accrued interest of 64 (28 and 52).

13 Assets Pledged

	2005	2004	2003
Current financial receivables	4	–	–

14 Contingent liabilities

	2005	2004	2003
Guarantees in respect of subsidiaries' obligations	3	4	14
Other guarantees and contingent liabilities	3	2	2
	6	6	16

15 Salaries, wages, other remunerations, average number of employees and men and women in Management and Board

For the average number of employees – see Note 28 to the consolidated financial statements. For men and women in Management and Board – see Note 30 to the consolidated financial statements.

For information regarding other benefits to Board and President and fees for statutory auditors – see Note 27 to the consolidated financial statements.

	2005	2004	2003
Salaries, wages and other remuneration	**178**	127	107
Social charges (wherof pension cost)	**130 (44)**	78 (46)	135 (53)
Salaries, wages and remuneration to Board and President (wherof variable salary, etc)	**26 (14)**	13 (4)	16 (2)

16 Absence due to illness

	2005	2004	6 months 2003
Total absence due to illness in % of entire ordinary working hours	**1.1%**	1.0%	1.3%
- absence due to illness, men	**0.3%**	0.7%	1.3%
- absence due to illness, women	**2.2%**	1.2%	1.2%
- employed age - 29	**0.4%**	0.4%	4.7%
- employed age 30 - 49	**1.1%**	1.0%	1.3%
- employed age 50 -	**1.3%**	0.9%	0.4%
- long-time absence due to illness (60 days or more) in % of total absence due to illness	**41.4%**	28.8%	50.2%

17 Events after the balance sheet date

See Note 31 to the consolidated financial statements.

Proposed distribution of surplus

Retained earnings	SEK	1 739 210 656
Net profit for the year	SEK	1 490 902 150
Total surplus	SEK	3 230 112 806
The Board of Directors and the President recommend		
To the shareholders, a dividend of SEK 4.00 per share [1]	SEK	1 821 404 272 [2]
To be carried forward	SEK	1 408 708 534
	SEK	3 230 112 806

The results of operations and the financial position of the Parent Company, AB SKF, and the Group for the year 2005 are given in the income statements and in the balance sheets together with related notes.

Members of the Board and the President certify that, to the best of their knowledge, the annual report has been prepared in accordance with generally accepted accounting principles for stock market companies, information is, in all material respects, consistent with the actual conditions, and nothing of material importance has been omitted that could affect the financial position of the Company as presented in the Annual Report.

Stockholm, January 26, 2006

Anders Scharp	Clas Åke Hedström	Göran Johansson
Sören Gyll	Tom Johnstone	Lennart Larsson
Vito H Baumgartner	Winnie Fok	Kennet Carlsson
Ulla Litzén	Leif Östling	Jeanette Stenborg

[1] Suggested record day for right to dividend, April 28, 2006.

[2] Board Members statement: The members of the Board are of the opinion that the proposed dividend is justifiable considering the demands on Company and Group equity imposed by the type, scope and risks of the business and with regards to the Company's and the Group's financial strength, liquidity and overall position. Shareholders equity would have been 6 572 679 Swedish kronor lower if financial assets, which have been evaluated according to Chapter 4, 14§ a Annual Accounts Act, had been valued in accordance with lower of cost and net realizable value.

Our auditors' report for this Annual Report and the consolidated Annual Report was issued January 26, 2006.

KPMG Bohlins Aktiebolag

Thomas Thiel

Authorized public accountant

Auditors' report

To the annual meeting of the shareholders of AB SKF. Corporate identity number 556007-3495

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of AB SKF for the year 2005. The board of directors and the managing director are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Göteborg, January 26, 2006

KPMG Bohlins Aktiebolag

Thomas Thiel
Authorized Public Accountant

Internal Control

The Board's Report on Internal Control over the Financial Reporting for the Financial Year 2005
According to the Swedish Companies Act and the Swedish Code of Corporate Governance (the "Code"), the Board of Directors is responsible for the internal control. This report on the internal control over the financial reporting has been prepared in accordance with part 3.7.2 of the Code. The report does not form part of the formal annual accounts. In addition to this report, SKF has also prepared a separate report on Corporate Governance (see page 22).

Organization of the Internal Control over Financial Reporting
SKF is registered with the Securities & Exchange Commission (SEC) in the USA and is thereby required to adhere, in relevant parts, to the Sarbanes-Oxley Act of 2002 (SOX). Section 404 of the SOX requires an SEC registrant to include in its annual report a report of management and an accompanying auditor's report on the internal control over financial reporting. SOX also requires management to evaluate the effectiveness of the internal control over financial reporting as at the end of each financial year. SKF management will make its first SOX 404 report in the filing for the financial year ending on 31 December 2006. On 31 December 2005, SKF had complied in all material aspects with the SOX 404 requirements relating to the documentation of processes and controls. In order to fulfil the requirements of SOX 404, an SEC registrant must, for example, implement a recognized internal control framework. SKF applies the Internal Control - Integrated Framework launched in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In the area of IT security, SKF applies a subset of the CobiT standard. The COSO consists of five interrelated components, where a number of objectives have to be met in each component:

Monitoring
Information and Communication
Control Activities
Risk Assessment
Control Environment

The control environment component is the foundation for the other components. Through its policies, instructions and organizational structure SKF has documented the division of responsibility throughout the SKF organization. This is reflected in the fact that policies and instructions, where applicable, are developed on the basis of internationally accepted standards and/or best practice. Policies and instructions are reassessed annually.

SKF is a processoriented company and includes integrated risk assessment with the business processes such as business planning. Separate functions or cross-functional boards monitor all major risk areas.

In the area of control activities, SKF has documented in detail, all the critical finance processes and controls for the parent company and all main subsidiary companies, covering more than 70% of the Group's turnover and net assets. For smaller subsidiary companies, corresponding to an additional 20% of turnover and net assets, SKF has mapped and evaluated the adherence to the COSO components. The documentation standards require an extensive risk assessment at Group and subsidiary company level of risks in the area of financial reporting. For all material risks that are identified, action is taken to eliminate the risk or reduce it to an acceptable level. The financial process and control documentation is reviewed annually.

SKF has information and communication systems and procedures in place in order to ensure the completeness and correctness of the financial reporting. Accounting and reporting instructions are updated when necessary and reassessed at least once a year. These instructions have been made available to all relevant employees together with training programmes and frequent communication of any changes in accounting and/or reporting requirements. Financial process and control documentation, documentation of the COSO components monitoring, information and communication, financial risk assessment, control environment, as well as test and review protocols, are stored in a special IT system. This enables the on-line real-time follow-up and monitoring of SKF's financial internal control system.


Monitoring
Information & Communication
Control Activities
Risk Assessment
Control Environment
The COSO Framework

Most of the COSO internal control framework was implemented in 2005. This work consisted primarily of adapting the process and control descriptions to a common framework, as required by COSO and SOX, and putting in place a comprehensive system for management testing of the controls.

SKF has an internal audit function whose main responsibility is to ensure adherence to the internal control framework by performing annual tests. The internal audit function reports to the Group's CFO and regularly submits reports to the Audit Committee of the Board of Directors.

The control activities and the other COSO components have been reviewed and tested by the subsidiary companies and SKF's internal audit department.

The Board of Directors receives regular financial reports and the Group's financial position and development are discussed at every meeting. The Audit Committee of the Board of Directors reviews all interim and annual financial reports before they are released to the public.

Assessment of the Internal Control over Financial Reporting and Auditors' Review
According to the Code the Board shall submit an annual report on how the part of the internal control referring to financial reporting is organized and how well it has functioned during the most recent financial year. According the Code the report is to be reviewed by the Company's auditor. In December 2005, the Swedish Corporate Governance Board issued a statement regarding an interim solution for the financial year 2005, stating that it is sufficient to limit the internal control report to a description of the organization of the internal control over financial reporting and that there is no requirement for the Company's auditor to review the report. With reference to the statement from the Swedish Corporate Governance Board, SKF has limited the internal control report for 2005 to a description of the organization of the internal control over the financial reporting. The Company's auditor has not reviewed the internal control report for 2005.

The SKF Divisions

From January 2006, the SKF Group's operations will consist of three divisions.

The Industrial Division, headed by Henrik Lange, comprises sales to industrial OEM customers and the development and manufacture of a wide range of bearings, mainly spherical and cylindrical roller bearings, angular contact bearings, medium-sized ball bearings, bearings designed for aircraft and railways, linear motion and mechatronics products, couplings and related products and lubrication systems. The Division's sales will represent some 31% of the Group's sales.

The Service Division, headed by Phil Knights, comprises sales to the industrial aftermarket, mainly through a network of some 7 000 distributors, and knowledge-based solutions to optimize asset efficiency. The division also includes logistic services. The division's sales will represent some 33% of the Group's sales.

The Automotive Division, headed by Tryggve Sthen, comprises sales to the car, light truck, heavy truck, bus and vehicle component industries, vehicle service market, two-wheelers, household appliances, power tools and manufacturers of electrical motors and the development and manufacture of primarily taper roller bearings, wheel hub bearing units, small ball bearings, seals, special automotive components, complete repair kits for the vehicle service market and forged products. The division's sales will represent some 36% of the Group's sales.

The Aero and Steel Division, as well as the Electrical Division, will be integrated into the other divisions. Restated financial figures according to the new organization as of January 2006 will be published on the Group's website www.skf.com (Investors) during March 2006.

To gain a better understanding of SKF's business concept, see page 8 – The knowledge engineering company.

Industrial Division



Henrik Lange
President, Industrial Division

The Industrial Division is responsible for sales to industrial OEM customers and for the product development and production of a wide range of bearings (including spherical and cylindrical roller bearings and angular contact ball bearings), lubrication systems, linear motion products and couplings. The division has four specialist business areas, Lubrication, Railways, Actuation & Motion Control and Couplings.

Net sales in 2005 amounted to MSEK 12 773 (10 785). Sales including intra-Group sales totalled MSEK 19 183 (16 640). The operating profit was MSEK 1 933 (1 585), with an operating margin of 10.1% (9.5).

Sales were significantly higher in Europe, North America and Asia, measured in local currencies and compared to last year.

In 2005, SKF continued to focus on value-added solutions for customers.

Continuous improvements were made through Six Sigma to the design, sales and manufacturing processes. New value propositions for the industrial segments were developed and implemented in 2005; they comprise customized solutions for various industrial segments, such as food and beverages, industrial transmission, the metals industry and wind energy.

Wind energy is one of the fastest growing industrial segments for SKF. The company is involved in a close partnership with the major wind turbine manufacturers and offers the widest range of solutions for the wind industry. This range of solutions comprises bearings for all positions in a wind turbine, seals solutions, centralized lubrication systems, couplings, locknuts and the industry's leading condition-monitoring system SKF WindCon.

In its manufacturing processes, the Industrial Division continued to focus on improved operational excellence. The focus areas have been Operator Driven Reliability (ODR), which focuses on increasing manufacturing efficiency by utilizing the skills and potential of the employees in defined teamwork, resettings to meet the increasing call for flexibility from the market and Six Sigma to ensure that waste is eliminated in all the processes.

In order to respond to the growing demand from the domestic Chinese market and other markets in the Asian region, SKF decided to strengthen its manufacturing capacity by setting up a wholly owned subsidiary, SKF (Dalian) Bearings and Precision Technologies Co. Ltd. This new unit will manufacture and recondition large-sized bearings of different types and dimensions. The first bearings are planned to be produced in 2006. The capacity of this facility is then scheduled to be increased in stages.

Lubrication Systems

Through the ongoing integration of Willy Vogel AG, SKF offers a wide range of centralized lubrication solutions to improve the performance and productivity of its customers' applications. During the year, SKF started to implement Minimal Quantity Lubrication (MQL), which supplies an extremely small amount of lubricant to cutting tools, at its own and at external customer factories, to increase efficiency and reduce the use of cutting oil to sustain the environment.

During the year, SKF gained customers with its combined knowledge of bearings, seals and lubrication systems within a number of segments, including wind energy, pulp and paper and railways. New SKF Lubrication Centres of Excellence have been established in a number of countries.

Railways

SKF is the leading roller bearing, bearing-related products and service supplier to the global railway industry (freight cars, locomotives, multiple units and high-speed vehicles). In 2005, SKF secured a large contract for European locomotive axleboxes from Alstom, one of the leading global railway suppliers



SKF has developed a new axlebox concept, named Y25, that is equipped with compact tapered roller bearing units. This design offers opportunities to achieve a longer lifecycle through longer maintenance intervals, simplified maintenance operations and improvements in performance and safety.







For the health care segment, SKF has developed a new system for hospital and home care bed applications. This new range of products and solutions includes a system for monitoring actuator service life that will increase safety in actuator applications, like hospital beds, by ensuring timely maintenance. The complete range will be launched during the second quarter of 2006.

of products, services and systems. Some 1 000 diesel and electrical PRIMA locomotives will be equipped with SKF axleboxes, which offer a lower lifecycle cost using a new optimized design and new axlebox material. SKF will also supply Alstom METROPOLIS metro vehicles in Barcelona with some 2 000 axleboxes (tapered roller bearing units - TBUs), 500 slewing bearings and lubrication solutions. SKF has developed a new axlebox concept for freight cars and this resulted in an order for 14 000 axleboxes and TBUs for a new generation of freight cars from AAE (Ahaus Alstätter Eisenbahn AG). The new SKF axlebox design concept, named Y25, increases safety and performance. This solution has attracted interest from several other European freight car operators and suppliers.

SKF Actuation & Motion Control (A&MC)

A&MC was set up as a new unit in order to strengthen the focus on actuation and motion control solutions. During the year, Jaeger Industrial Ltd was acquired in order to support SKF's objective of becoming the global leader within the rapidly expanding market for electromechanical actuators, linear drives and actuation systems. Jaeger is a leading Asian manufacturer of electromechanical actuators, control units and complete actuation systems. The company is based in Taipei, Taiwan, and has manufacturing facilities in Taiwan and in China. The main segments for actuation solutions are the machine tool, medical, health care and factory automation segments. In the medical segment, SKF designed and manufactured a table for the new multifunctional lithotripter, LITHOSKOP, from Siemens Medical Solutions. This solution comprises actuation, controls, guides and positioning systems. A&MC is also responsible for strengthening SKF's position within the drive- and fly-by-wire applications, reinforcing its position as the preferred design partner and supplier of solutions, subsystems and complete integrated systems.

Couplings

The couplings business area specializes in the production and sale of connectors and fitters for rotating high-torque applications, such as connectors for propeller shafts in marine applications, steam and gas turbines and main shafts for wind turbines.

Services

During the year, SKF continued to expand its remanufacturing businesses with large-sized bearing re-work, railway bearing re-work and machine tool spindle reconditioning. End-users are served through a worldwide network of local SKF Remanufacturing Service Centres. This enables SKF to extend the total product lifecycle offer to industrial market customers. Based on the successful implementation of engineering consultancy services in Europe, a similar initiative was started in the USA and India during the year.

Sales MSEK*


20 000
15 000
10 000
5 000
0
9 665
15 139
10 785
16 640
12 773
19 183
2003
2004
2005
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


2 000
1 500
1 000
500
0
1 456
1 585
1 933
2003
2004
2005

Additions to property, plant and equipment MSEK*


600
450
300
150
0
407
504
598
2003
2004
2005

Registered number of employees*


16 000
12 000
8 000
4 000
0
10 649
11 609
12 530
2003
2004
2005

Net sales by segment


Other 18%
Industrial drives 10%
Off-road/Material handling 15%
Other general machinery 8%
Heavy industry/Pulp and Paper/Energy 15%
Textile/Printing/ Machine tools 15%
Fluid machinery 8%
Railways 11%

Net sales by geographical area


Asia 13%
North America 17%
Western Europe 70%

* *Previously published amounts have been reclassified to conform to Group structure 2005.*

Service Division



Phil Knights
President, Service Division

The Service Division is responsible for sales to the industrial aftermarket, mainly via a network of some 7 000 distributors. The division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The SKF Reliability Systems business area offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution for both the SKF Group and external customers.

Net sales in 2005 amounted to MSEK 15 995 (14 115). Sales including intra-Group sales totalled MSEK 17 533 (15 554). The operating profit was MSEK 2 078 (1 688), with an operating margin of 11.9% (10.9).

Sales in Europe were slightly higher in 2005 compared to 2004, measured in local currencies, while they were significantly higher in Asia, North America and Latin America.

Industrial distribution

The implementation of the "More with SKF" programme continues to boost growth through industrial distributors around the world. This strategic partnership programme helps SKF authorized distributors meet the increasing demand from end-user customers for more value and reductions in the total cost of ownership. In 2005, "More with SKF" continued to build on a differentiated business model of SKF products, services and logistic efficiencies that strive to secure sustainable, profitable growth for SKF and its authorized distributor partners. These products include logistics software programs for stock optimization, e-business solutions to streamline business processes, SKF Distributor College in product and business training and the Documented Solutions Program (DSP), a tool to measure cost savings for customers.

The DSP employs powerful proprietary software to identify potential savings in advance – using benchmarks based on best practices and Key Performance Indicators for almost any industry. The program allows SKF and its distributors to input critical data such as the customers' current costs for materials, labour, downtime (planned and unplanned) and energy consumption to enable the calculation and documentation of the savings that SKF and its distributors can jointly bring to them.

Distributor conferences were held in North and Latin America in 2005, as part of the international launch of the "More with SKF" programme.

SKF Certified Maintenance Partner

The number of SKF Certified Maintenance Partners (CMP) rose to 75 in 2005. CMP provides an excellent opportunity for qualified distributors to offer end-user customers added value with entry-level maintenance and reliability services, which are reinforced by SKF Reliability Systems' more advanced capabilities. These partnerships are expected to continue to grow as maintenance, repair and overhaul (MRO) customers favour distributors who are able to provide more value.



The LUKoil Neftochim refinery in Bourgas, Bulgaria, with a processing capacity of more than 140 000 barrels per day, is the largest refinery in the Balkans. With an ambitious 10-year plan to raise performance across its operations, while maintaining environmental, material and human safety, LUKoil asked SKF to help plan and implement a maintenance strategy for the refinery's atmospheric distillation units. SKF combined a Reliability-Centred Maintenance study, using SKF's proprietary SRCM® analysis process, with a Risk-Based Inspection (RBI) study. The objective of the former was to develop an optimized, reliability-based maintenance strategy, while the latter was risk based, focusing on mechanical integrity. LUKoil Neftochim Bourgas has retained SKF to perform this work on three additional operations within the refinery.



The distributor development programme, "More with SKF", continues to provide SKF distributor partners with tools to increase their business and profitability. During 2005, conferences were held in North and Latin America.

SKF Reliability Systems

In 2005, SKF established Centres of Excellence for its condition-monitoring products and consulting services. The hardware and software programs have been integrated into SKF Condition Monitoring, while the consulting services have been aligned with SKF Asset Management Services. The focused industries are pulp and paper, hydrocarbon processing, power generation, food and beverage and metal-working segments. Contract sales for Integrated Maintenance Solutions (IMS) and Predictive Maintenance (PdM) were significantly higher than in 2004.

Some examples of service contracts signed during the year:



- A five-year Integrated Maintenance Solutions (IMS) contract with Coca-Cola for its Jundiai, Brazil, factory. This performance-based contract covers bearings, condition monitoring, maintenance products, training, predictive maintenance, lubrication services and reliability and application engineering
- An IMS agreement with Nestlé S.A. to provide services and products for three factories in Chile and one factory in Peru. The agreement covers the supply of bearings, seals and lubricants, condition-monitoring systems and decision-support systems and maintenance tools. The agreement also includes teams of SKF specialists to provide predictive/proactive maintenance services and lubrication management
- A two-year predictive maintenance contract with CPC, a gas power plant in Tunisia, which supplies the country with some 30% of its electricity requirements. The maintenance contract is in addition to the current bearing business.

Logistics and e-business

SKF Logistics Services operates a global delivery network. While primarily supporting the development of SKF business, it also deals with a number of external customers who utilize SKF's integrated services, such as warehouse operations, transportation management and a number of other logistics-related, value-added services. The external logistics business increased by more than 40% in 2005 compared to 2004. E-business order-line transactions continued to develop very positively for the SKF Group.

Sales MSEK*


20 000
15 000
10 000
5 000
0
12 947
14 307
14 115
15 554
15 995
17 533
2003
2004
2005
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


2 500
2 000
1 500
1 000
500
0
1 414
1 688
2 078
2003
2004
2005

Additions to property, plant and equipment MSEK*


80
60
40
20
0
41
65
46
2003
2004
2005

Registered number of employees*


5 000
4 000
3 000
2 000
1 000
0
4 469
4 617
4 804
2003
2004
2005

Net sales by segment


Services and service products 16%
SKF bearings 84%

Net sales by geographical area


North America 16%
Asia 28%
Middle East & Africa 7%
Central and Eastern Europe 9%
Latin America 11%
Western Europe 29%

* Previously published amounts have been reclassified to conform to Group structure 2005.

Automotive Division



Tryggve Sthen
President, Automotive Division

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market and also for product development and the production of bearings, seals and related products and service solutions. Products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

Net sales in 2005 amounted to MSEK 15 146 (14 054). Sales including intra-Group sales totalled MSEK 17 021 (15 679). The operating profit was MSEK 452 (612), with an operating margin of 2.7% (3.9). The operating profit includes a charge for restructuring expenses of MSEK 190 during the second quarter.

Sales to the car and light truck industry in Europe were higher in 2005 than in 2004, measured in local currencies. Sales in North America were significantly lower. Sales to the heavy truck industry in Europe were higher in 2005 than in 2004 and they were significantly higher in North America. Sales to the vehicle service market were significantly higher in 2005 than in 2004.

The division has focused on delivering value-added solutions, while striving for continuous growth, particularly in Asia and in the aftermarket. By using Six Sigma, the division made significant savings and improvements and obtained knowledge, which also led to the gain of business.

Car segment

In line with the target of delivering innovative solutions, SKF has acquired significant new business. On the wheel-end side, SKF's asymmetrical X-Tracker™ wheel hub bearing is fitted on the 2006 Cadillac STS-V, while high-performance hub bearing units are being produced for the new Ferrari F430 and Superamerica Convertible. Wheel hub bearing units with improved integrated sensors for brake systems are fitted on the 2005 model-year Ford Crown Victoria, Lincoln Town Car and Mercury Grand Marquis. SKF has also been selected for the development of a new wheel hub bearing unit with a fixed flange and rotating inner ring for the new BMW platform which represents the future 5, 6 and 7 Series.

For powertrain applications, SKF is offering its customers value-added products, such as the centre support bearing carrier, automatic belt tensioner units and valve stem seals. In the area of transmission, SKF has acquired business for a new Audi transmission, for different GM transmissions, for Getrag and Ford, among others and, in the engine area, for Volkswagen, PSA and BMW.

To illustrate the way SKF offers value-added solutions based on the Group's technical knowledge and capabilities, SKF is providing bearings, hub units, speciality products and sealing systems for a Volkswagen platform that is the base of the 2005 Jetta, Golf and GTI, among others. These products are used in engine, transmission and suspension applications to improve engine performance and vehicle handling. These vehicles have a bearing/seal content equivalent to around 2.0% of the OEM cost of purchased parts.

Asia is one of SKF's key priorities for growth. In 2005, SKF acquired new business for suspension strut bearing units for Toyota, wheel bearings for Ford and Renault-Nissan platforms and automatic belt tensioner units for Volkswagen. Manufacturing will primarily take place locally at SKF's factory in Shanghai, China, where capacity has been increased as a result of greater demand, and in Korea. Also in Korea, SKF has built a new seals factory as a result of new local business being acquired with major Asian companies, such as GM Daewoo, as customers.

To improve its competitiveness in the challenging market environment in North America, SKF announced that it would be closing its bearing factory in Aiken, South Carolina, and its seals factory in Springfield, South Dakota. SKF started the transfer of production to other SKF factories, mainly in the USA and Mexico, during the second half of 2005 and expects this transfer to be finalized in 2006.

Truck segment

SKF and Haldex Brake Products AB announced a programme jointly to develop an advanced wheel end system for trucks, buses and trailers. The integration of SKF's proven



This space-optimized truck hub unit allows the bearing to stay on the trailer axle during disc-rotor change.



The Vehicle Service Market currently has approximately 6 000 repair kits on the market. These kits contain all the components that are needed for this special kind of repair work. The picture shows Lars-Erik Flodung demonstrating how to change the belt tensioner on a car.

truck hub unit technology into the Haldex high-performance braking system is one example of the way SKF partners to offer its customers innovative solutions. SKF is continuously extending its range of value-added products and is working with Behr GmbH & Co. KG on a visco fan drive bearing unit for engine cooling fans. When it comes to seals, SKF has developed a new valve stem seal in engine applications for heavy-duty vehicles.

In 2005, the use of SKF's high-value wheel bearing units increased and, as a result, a new manufacturing channel was opened in Lüchow. A new truck hub unit has been developed with a space-optimized design which is particularly favourable for disc brake applications. This represents a new generation of customized wheel bearing units which SKF is supplying to the trailer axle manufacturer Gigant. It is size and weight optimized – the lightest of its kind for nine-tonne vehicles on the market.

Production capacity has also been increased in India with the addition of channels for taper roller bearings, as a result of growing demand.

In line with the Group's work on sustainability, SKF has developed a high-efficiency taper roller bearing with 30% less friction compared with the conventional taper roller bearing.

Vehicle Service Market (VSM)

In 2005, the Vehicle Service Market had an existing range of approximately 6 000 kits. The VSM is present on the aftermarket for passenger cars, light trucks and trucks (heavy duty). In its line of heavy-duty replacement components, SKF offers a complete line of heavy-duty tensioners and idler pulleys – key replacement products for heavy trucks.

The VSM has further strengthened its position in China by introducing new product offerings for local vehicle models, reaching new customers and doubling the Chinese distributor network. Worldwide, the VSM has a network of more than 3 000 distributors with whom it works in close partnership. SKF received the (2004) Supplier of the Year award from Auto Distribution International, a large international trading group and one of SKF's close partners.

In line with the platform strategy and to strengthen its seals business, SKF decided to bring the CR and Chicago Rawhide products into the global SKF family by re-branding them with the SKF name. This transition positions SKF to provide an even wider range of solutions to its diverse customer base.

Support for motor racing

In 2005, SKF announced the expansion of its NASCAR involvement, signing a multi-year sponsorship agreement with Richard Childress Racing (RCR). The agreement includes a technical partnership between RCR and SKF engineers to develop new technologies, building on RCR's racing performance, as well as new products designed to increase the safety and performance of consumer vehicles. Moreover, since 1947, SKF's racing involvement has included a technical partnership with Formula One's Scuderia Ferrari and it was renewed in 2005.

Sales MSEK*


20 000
15 000
10 000
5 000
0
13 344
14 804
14 054
15 679
15 146
17 021
2003
2004
2005
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


800
600
400
200
0
471
632
452
2003
2004
2005

Additions to property, plant and equipment MSEK*


800
600
400
200
0
455
440
472
2003
2004
2005

Registered number of employees*


12 000
9 000
6 000
3 000
0
9 608
9 762
9 506
2003
2004
2005

Net sales by segment


Vehicle replacement 27%
Cars 52%
Other 6%
Trucks 15%

Net sales by geographical area


Asia 8%
Central and Eastern Europe 1%
North America 28%
Western Europe 57%
Latin America 6%

* Previously published amounts have been reclassified to conform to Group structure 2005.

Electrical Division



Giuseppe Donato
President, Electrical Division

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep groove ball bearings and bearing seals. Of the division's total sales, some 70% are made through other divisions.

Net sales in 2005 amounted to MSEK 2 102 (1 931). Sales including intra-Group sales totalled MSEK 7 426 (6 824). The operating profit was MSEK 357 (297) with an operating margin of 4.8% (4.4).

Sales, measured in local currencies, were lower in Europe in 2005 compared with 2004. Sales in Asia were significantly higher than in 2004.

Electrical industry

Sales to the electrical industry were significantly lower in 2005 than in 2004.

Manufacturers in the electrical industry transferred production during the year to Asia and Central and Eastern Europe. China in particular attracted new investments in the segments comprising household appliances, power tools, vehicle electric systems and electric motors. As a result, SKF's investments in China are focusing on taking advantage of this development.

During the year, SKF grew its value-added business in washing machine applications. At the end of June, the drum support unit, which was developed in 2004 for Indesit, produced its 1 000 000th part. The success of this drum unit has been proved by its extension to another leading customer producing household appliances, Candy Elettrodomestici S.r.l. The washing machine drum bearing units incorporate bearings, seals and housing in a single unit, supplying the customer with a function rather than a product, supported by SKF's expertise and quality.

In the power tools segment, DEWALT, one of the leading professional tool producers, applied the SKF Equipped logo to its new professional angular grinder. As a vital part of the DEWALT AVC (Active Vibration Control), this grinder incorporates an SKF auto-balancing unit.

Two-wheelers

Sales to the two-wheeler industry were significantly higher in 2005 than in 2004. Sales in Asia were sustained by strong demand and the introduction to the market of new motorcycle models with an updated design and engine technology. SKF's long-term partnership with market leaders and with the racing world has supported the development of new technologies with state-of-the-art, updated products.

The division's operations in this segment focused primarily on expanding the customer base and introducing new value-added products and solutions based on SKF platforms to the market. In addition, SKF launched new steering column units in Europe, such as the Solid Oil unit developed for Peugeot scooters, which is now being extended to other manufacturers.

A mechatronic solution based on sensor bearing technology was launched in India and is being used as a fare meter on three-wheeler taxis in India.

Seals

New bearing seals were developed and introduced to the market during the year. A magnetized seal with a new design will simplify the assembly of sensor bearings, especially in applications where the outer ring rotates. This new solution offers the customer additional functions and can be produced without modifying the current production process.

Manufacturing

In 2005, production volumes increased significantly at the seals factories in Bulgaria and at the factories producing deep groove ball bearings in Shanghai, China, and Bangalore, India.

The strong development of the market in Asia led to further decisions to increase manufacturing capacity in the region. Additional


DEWALT


DEWALT

The SKF customer, DEWALT, is using the "SKF Equipped" logo on one of its new products – a professional angular grinder equipped with an auto balancing unit, which reduces machine vibration and improves the operator's working conditions.



During the year, SKF received an order from Bajaj Auto India for its newly launched faremeter for three-wheelers, incorporating bearing, seals and mechatronics. This will be used in taxis in India.

channels for deep groove ball bearings will be installed in Shanghai and a new production unit, scheduled for completion in 2007, will be built in Jakarta, Indonesia. Additional investments were also made in India.

Activities in manufacturing focused primarily on process improvements to reduce both costs and the impact of operations on the environment. New robots were added to the assembly and packaging sections of the production channels to replace manual operations.

The reduction in quenching oil consumption at the US factory helped to reduce costs and pollution.

Support for two-wheeler racing

SKF's involvement in two-wheeler racing continued in 2005. All the teams supported by SKF achieved outstanding results during the racing season. In particular, SKF's technical support helped Gas Gas to win the world championship in Trial Indoor and Outdoor, as well as in Junior Enduro. SKF's technical sponsorship enhanced its image as the leading two-wheeler partner, thereby boosting sales growth in this segment.



SKF has always been involved in skating bearings since the early days of quads, inline rollers and skateboards. SKF offers a full range of top of the art bearings, adapted to each skating style and need.



Sales MSEK*
8 000
6 000
4 000
2 000
0
6 459
6 824
7 426
1 833
1 931
2 102
2003
2004
2005
Net sales
Sales incl. intra-Group sales



Operating profit MSEK*
400
300
200
100
0
172
297
357
2003
2004
2005



Additions to property, plant and equipment MSEK*
400
300
200
100
0
203
278
363
2003
2004
2005



Registered number of employees*
10 000
8 000
6 000
4 000
2 000
0
7 615
7 517
7 648
2003
2004
2005



Net sales by segment
Other 18%
Electrical industry 50%
Two-wheelers 32%



Net sales by geographical area
Latin America 4%
North America 3%
Asia 37%
Western Europe 55%
Central and Eastern Europe 1%

* Previously published amounts have been reclassified to conform to Group structure 2005.

Aero and Steel Division



Kaj Thorén
President, Aero and Steel Division

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes and also for offering various services including the repair of bearings. SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings, primarily for the bearing industry. Ovako Steel AB was part of the Aero and Steel Division until May 2005.

Net sales in 2005 amounted to MSEK 3 198 (3 874). Sales including intra-Group sales totalled MSEK 5 136 (6 584). The operating profit was MSEK 463 (206), with an operating margin of 9.0% (3.1). Net sales includes Ovako Steel AB's sales up to May. The operating profit includes Ovako Steel AB's profit up to May and profit from the jointly controlled company Oy Ovako Ab for the rest of the year. The result for the aeroengine bearings business was affected by high steel prices and steel supply problems.

At the beginning of 2005, SKF sold Ovako La Foulerie, its factory for hot rolled rings in Carignan, France, to the Italian steel company Fomas S.p.A.

SKF Aerospace

Global air traffic experienced strong growth throughout the year, with higher volumes in 2005 than in 2004. The number of parked aircraft in the world declined for the second consecutive year. The production of fixed-wing aircraft, helicopters and jet engines was higher than in 2004, in both Europe and North America. Consequently, there was an increase in demand during the year for bearings and components for the aerospace industry. Sales measured in local currencies were significantly higher in 2005 than in 2004 in both Europe and North America.

In 2005, SKF was chosen by Rolls-Royce plc to be the primary supplier of the main-shaft bearings and related components for its latest engine programme, the Trent 1000. In addition, SKF will partner Kawasaki Heavy Industries of Japan in producing components for the compressor section of the Trent 1000. The Trent 1000 is the launch engine on Boeing's latest aircraft, the 787 Dreamliner. SKF Aeroengine UK, which will be the primary manufacturer of the bearings, already supplies bearings to Rolls-Royce for the Trent 500, Trent 700 and Trent 800 engines. SKF will manufacture all eight main-shaft bearings, plus three shafts for each engine.

The helicopter business remained strong throughout the year, in both Europe and North America. In addition to increasing







SKF is the primary supplier of main-shaft bearings for the Rolls-Royce Trent 1000 engine.

production rates, high utilization and retrofits have led to significant spares demand. SKF has developed new main rotor lead-lag dampers for the Bell Helicopter Model 429.

Sales of bearing repair and refurbishment in the SKF Aeroengine Services business experienced strong growth in 2005. Building on more than 25 years of business relations, SKF Aerospace has signed a long-term agreement with Air France and KLM involving the inspection, repair and overhaul of main-shaft and gearbox bearings for their CF6 and CFM56 engines.

Sales of low-weight and high-performance titanium plain bearings and composite rods experienced good growth in 2005.

SKF Forgings and Rings

SKF Forgings and Rings produces rings that are of precise, circular shape and meet exacting demands with regard to tolerances and material quality. The main customer is SKF, but SKF intends to grow sales to external customers. The share of the business that represents external sales grew for the fifth consecutive year.

In 2004, SKF installed a forging press at the Lüchow plant in Germany, which resulted in improved services and profitable growth in 2005.

To the left: SKF is supplying the Airbus A380 with composite structural rods for the wing box applications. These rods provide a 40% weight saving compared to a standard solution in aluminium.

Sales MSEK*


8 000
6 000
4 000
2 000
0
3 551
6 016
3 874
6 584
3 198
5 136
2003
2004
2005
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


500
400
300
200
100
0
-179
206
463
2003
2004
2005

Additions to property, plant and equipment MSEK*


300
200
100
0
232
137
130
2003
2004
2005

Registered number of employees*


6 000
4 000
2 000
0
4 978
4 993
2 839
2003
2004
2005

Net sales by segment


Other 7%
Steel 29%
Aerospace 64%

Net sales, SKF Aerospace by geographical area


North America 44%
Western Europe 56%

* Previously published amounts have been reclassified to conform to Group structure 2005.

Awards

The quality of SKF's products and services is highly esteemed. A list of some of the awards received by the group in 2005 now follows.

Automotive Aftermarket Global Design Award Aftermarket Business and Automotive Communications council, USA
Automotive Communications Awards Automotive Communications Council and The Car Care Women's Board, USA
Supplier of the Year Award Autodistribution International, France
Superior Performance in Quality and Delivery Award Bajaj Auto Ltd., India
Prime Minister's Hibiscus Award for Notable Award Achievement, i.e. 3rd place Business council for sustainable development, Malaysia
2004 model Enterprise for Environmental protection Dalian Environmental Protection Bureau, China
2004 Dalian top 100 Company Dalian Municipal People's Government, China
Women Friendly Company Flemish Government, Belgium
Most Dedicated Supplier Award Group Auto Union International, France
Relay for life Hall County American Cancer Society, USA
We Climb for Quality Award Indesit Company, Italy
International Grands Prix for Technical Innovation, special prize International Grands Prix for technical innovation, France
Design for Six Sigma Award International Quality and Productivity Centre in London, France
Achieving Excellence Award John Deere Europe, Germany
Certificate of high quality products and services Kobelco, Japan
Best Supplier Award 2005 Lucas TVS, India
Caring Employer Award – category large industry Malaysian Government, Malaysia
Malaysian Labour Day Award 2005 Malaysian Government – Abdullah Ahmad Badawi, Prime Minister of Malaysia
Prime Minister's Quality Award 2005 Malaysian Government – Abdullah Ahmad Badawi, Prime Minister of Malaysia
NAPA Under Car Sales Group Award NAPA Under Car Sales Group, USA
Picanol Award Picanol, Belgium
Supplier Recognition Program Award Pilbara Iron, Australia
Vendor of the Month, for January & July 2005 PT Astra Honda Motor, Indonesia
Six Sigma National Excellence Award – Innovation/Turnaround category SCMHRD in India and SAC Inc. in USA, India
Award of Excellence State of Georgia Department of Labor, USA
Award of Excellence as a Large Employer/Safety Culture Award State of Oklahoma's Department of Labor USA
Highly Commendable Quality and Excellence Terex Group, United Kingdom
Certificate of Excellence "Diamond Award" US Department of Transportation, USA
Partners for Life Platinum Suppliers Award Varian (UK) Radiotherapy medical tables, United Kingdom
The Platinum Supplier Award Varian Medical Systems UK Ltd., United Kingdom



Sustainability reporting by SKF

SKF has adopted the "Sustainability Reporting Guidelines" issued by the Global Reporting Initiative (GRI). The GRI is an international body promoting the voluntary reporting by organizations of the economic, environmental and social impacts of their activities, products and services.

The GRI Guidelines were issued in 2000 and updated in 2002. SKF adopted the Guidelines initially for its Environmental Report 2000. Data on social performance was included in the 2001 report. This 2005 report is based on applicable parts of the 2002 Guidelines. The sustainability data in the Annual Report 2005 has been submitted to a limited review in accordance with FAR's (the institute for the Accountancy profession in Sweden) draft standard on independent limited reviews of voluntary separate sustainability reports, and AccountAbility's AA1000 Assurance Standard.

A table is available on the Internet, see address on inside back cover, that shows the GRI core indicators and where in the SKF report the corresponding further information can be found.

Organization, policies and management systems

Organization

As a global company, SKF policy on sustainability is to work to the highest standards in each country in which it operates. Sustainability issues are the responsibility of the respective SKF division, and are overseen by the Corporate Sustainability department, working within Group Human Resources and Sustainability.

In each country in which the Group has manufacturing or logistics units, there is a Country Co-ordinator who oversees environmental, health and safety (EHS) issues at the local SKF facilities, and provides a link with the corporate staff. A number of these EHS Country Co-ordinators are also members of the corporate EHS audit team, which inspects SKF units at two-yearly intervals to ensure compliance with Group standards and national legislation.

The Group's Zero Accidents health and safety initiative is overseen by a Steering Group, with representation from all SKF divisions, reporting to the Senior Vice President, Group Human Resources and Sustainability.

Stakeholder Engagement

As with other international companies, SKF has many stakeholders interested in the Group's sustainability performance. These include customers, analysts, investors, shareholders, employees, suppliers, national and local authorities and communities.

Sharing Best Practice

It is SKF policy to spread Best Practice in sustainability throughout the Group, to maintain consistently high standards at all units. SKF co-operates also with other organizations committed to sustainability. As a member of the Ford Motor Company's Supplier Sustainability Forum, SKF shares best practice in sustainable development with other major suppliers to the automotive manufacturers, and hosted a meeting of the Forum at the SKF North American Technical Centre in Detroit, Michigan, in October 2005. Also in 2005, SKF joined the World Business Council for Sustainable Development (WBCSD), a coalition of international companies with a shared commitment to sustainable development.

An example of co-operation in sustainability is provided by SKF's participation in 2005 in the Shell Eco-Marathon. The marathon's aims are to improve the energy efficiency of vehicles, and to encourage research into cleaner fuels and alternative energy sources. Energy-efficient vehicles are developed by students, in co-operation with sponsoring companies. In this case, SKF worked with the Jean Michel secondary school in Lons-le-Saunier, France. The car, which included SKF bearings and steering components, covered 615 kilometres in the Eco-Marathon, on one litre of fuel, demonstrating the environmental benefit of SKF knowledge in the area of energy efficiency.



SKF participated in the Shell Eco-Marathon in 2005, to assist research into improved energy efficiency for vehicles.

World Business Council for Sustainable Development

External recognition

Many investment funds and analysts working in the areas of ethical investment and sustainable development show a significant interest in SKF. Such stakeholders may obtain information on SKF from the website: www.skf.com/Investors, from sustainability indexes, or directly from the Group's Investor Relations department.

SKF's performance in the field of sustainable development was recognised by a number of external stakeholders in 2005. The Group was included in the Dow Jones Sustainability Index for the sixth year running. The Dow Jones analysis identified the Group as the sustainability leader in its sector Industrial Goods and Services, and first also in the following specific areas within the sector:

- Risk and Crisis Management
- Environmental Performance
- Environmental Reporting
- Stakeholder Engagement
- Occupational Health and Safety.

SKF was selected in 2005 for inclusion also in the FTSE4Good Index Series, for the fifth year running, for its achievements in the field of corporate social responsibility.

Government recognition

In 2001, SKF de Mexico, Puebla, first achieved the federal government's Clean Industry Award for excellent environmental performance. This approval was renewed in 2005 for a further two years. Other awards by national and regional governments in 2005 include:

- Caring Employer Award in the category Large Industry, awarded by the Malaysian Government to SKF Bearing Industries (Malaysia) Sdn Bhd, in Nilai. Areas evaluated by the judges included employee development and training, health and safety amenities, programs for disabled people, and pension provisions.

- Women Friendly Company, awarded by the Flemish Government to SKF Logistics Services, Tongeren, Belgium. Factors assessed included equality of treatment in areas such as salary, training and development, and selection criteria; balance between work and home life; and flexibility regarding part-time working.
- Award of Excellence as a Large Employer and the Safety Culture Award, from the State of Oklahoma's Department of Labour to SKF Sealing Solutions, Hobart, Oklahoma, US. These awards were achieved for excellent safety performance.

Sponsoring sustainable development

SKF is a sponsor of the City of Göteborg International Environmental Prize, which in 2005 awarded the prize to the Maraba Co-operative, Abahuzamubambi, Rwanda. This was for pioneering work in producing coffee in a sustainable way, contributing to economic and social development in one of the poorest districts in the country.

Policies and management systems

SKF Policies

SKF's first environmental policy was issued in 1989. The policy is reviewed regularly, and was updated in 1994 and 1999, and revised in 2001 to increase the emphasis on health and safety. This environmental, health and safety policy can be viewed on the internet; see inside back cover.

External Charters

The Business Charter for Sustainable Development was issued by the International Chamber of Commerce (ICC) more than 10 years ago and SKF was early to endorse this. As required by the ICC Charter, SKF applies the precautionary approach to the provision of products and services. Regular assessment of environmental risks, and programmes for preventive action, are a feature of the Group's environmental management system.

Furthermore, SKF adheres to the UN Global Compact Principles, the OECD Guidelines for Multinational Companies, and the ILO Declaration concerning multinational companies.

Management systems for sustainability

SKF's manufacturing units, technical and engineering centres, and logistics units are certified to ISO 14001: the international standard for environmental management. These units are included in a single Group-wide certificate, which at the end of 2005 encompassed 83 SKF sites in 26 countries.



The City of Göteborg International Environmental Prize, which is sponsored by SKF, was awarded in 2005 to the Maraba Co-operative, Rwanda, for improving the sustainability of coffee production in that country.

Table 1: Status of ISO 14001 implementation at recently acquired SKF units.

Country	Company	Target date
France	Vogel, Saumur	2006
Germany	Vogel, Berlin and Hockenheim	2006
Japan	Vogel, Osaka	2006
US	Vogel, Newport News	2006
China	Jaeger, DaLang	2007
Taiwan	Jaeger, Taipei	2007

SKF Bearings Bulgaria (SBB), Lutsk Bearing Plant (LBP) in The Ukraine, and SKF (Shanghai) Bearings Company, China, joined the Group's ISO 14001 certificate in 2005. Some recent acquisitions are excluded from the Group certificate, and these are working towards inclusion, as shown in Table 1.

Towards excellence in health and safety

SKF decided in 2003 to aim for certification of the entire Group to OHSAS 18001: the international standard for occupational health and safety management. This target was reached in 2005, making SKF the first of the major bearing manufacturers to be approved to the OHSAS standard. The approval covers 81 units in 24 countries. Recent acquisitions will be handled according to a separate programme.

The objective of this certification is to assist the Group's drive towards zero accidents (work-related injuries and illness) at all units worldwide. Implementation of OHSAS 18001 ensures that SKF units globally have similar high standards of health and safety management. Further information on SKF's "Zero Accidents" programme is given on page 116.



SKF was certified in 2005 to OHSAS 18001: the international standard for health and safety management. Tom Johnstone, President and CEO of SKF (left) is seen here receiving the Group's OHSAS certificate from Henrik Madsen, CEO of auditors Det Norske Veritas (DNV).

Environmental performance

The previous SKF Sustainability Report, for 2004, was issued in March 2005, as an integral part of the SKF Annual Report 2004. The scope of this 2005 report has changed, due to the following:

- acquisition of Willy Vogel AG in 2004
- divestment of Ovako La Foulerie, France in January 2005
- the exchange transaction of the Ovako Group of steelmaking companies into Oy Ovako Ab, in mid-2005.

Environmental and safety data for Ovako steelmaking units are included for the period prior to the merger: January-May 2005. Data from Jaeger, acquired in 2005 is excluded, as data from acquired companies is incorporated in the Sustainability Report after one calendar year within the Group.

The environmental performance indicators published by the SKF Group are reviewed each year by the EHS Country Co-ordinators, to ensure they cover the most important environmental aspects. Some aspects, such as emissions to water, and noise levels, are strictly controlled by legislation in all countries in which SKF operates. This sustainability report focuses mainly on those aspects subject to voluntary control, such as consumption of energy and natural resources, where the Group has the aim of continual improvement.

Products and Services

SKF bearings help the environment

SKF bearings have a beneficial effect on the environment, due to their low friction properties. By reducing the friction needed for rotation and movement, SKF bearings cut the energy consumption of the machines in which they are installed. Saving energy leads to less depletion of fossil fuels, lower emissions of greenhouse gases such as carbon dioxide, and a cleaner environment.

SKF is continuing to develop and produce bearings with ever-lower friction levels. Another way in which this research produces environmental benefits is in the continual downsizing of bearings. A smaller, lighter bearing with the same load capacity as a larger one requires less raw material and energy to produce, and less energy to rotate.

Benefits in automotive applications

Downsized and therefore lighter bearings save energy also in mobile applications such as cars and trucks. Lower vehicle weight gives improved fuel economy, leading to reduced emissions and saving of fossil fuel. Smaller bearings also generally require less lubricant in use, reducing the amount of oil or grease consumed during the lifetime of the product.



SKF Explorer™

The SKF Explorer class of bearings is an example of the Group's development of ultra-low friction, high capacity products. Compared to conventional bearings, the SKF Explorer ranges have improved surface properties and dynamic load ratio. These can contribute to a reduced environmental impact in service in several ways:

- the improved load ratio allows the use of smaller bearings, reducing both raw material consumption, and friction in service;
- the improved surface allows the use of lubricants with lower viscosity, which further reduces friction in service;
- reduction of friction lowers the energy consumed in rotating the bearing in service;
- reduced friction gives a lower operating temperature, reducing consumption of lubricants;
- the improved load ratio and surface allow a longer surface life, minimizing the number of replacement bearings during the life of a machine, thus minimizing the raw material and energy consumed in making the bearings.

Environmental benefits quantified by Life Cycle Analysis

It is important for SKF, its customers, and society, to understand the environmental impact of the company's products and services. Life Cycle Analysis (LCA) is a recognised tool for such an assessment. An LCA was conducted in 2001 by Chalmers University of Technology, Göteborg, on SKF bearings. This study covered the environmental impact from the raw material stage to finished product, and transport. A further LCA,conducted in 2005 by the Swedish Environmental Research Institute (IVL), studied the environmental impact of SKF bearings in service, particularly the potential reduction in energy demand of SKF Explorer bearings sold in 2004, compared with previous bearing designs.

The LCA showed that by using the option to reduce lubricant viscosity, SKF Explorer customers could reduce energy consumption by around 4-12%. Where downsizing is additionally possible, customers could reduce energy consumption by around 15-40%, depending on the bearing model and size. If all SKF Explorer customers in 2004 were to utilize the potential to downsize and reduce lubricant viscosity, the estimated power reduction would be around 3 000 MW. Assuming an average operating time of 2 000 hours per year, the potential energy savings from the SKF Explorer bearings sold in 2004 would be around 6 000 GWh per year.

This calculated potential energy saving corresponds to a reduction of carbon dioxide (CO_2) emissions, which would vary according to the source of electricity used by customers. The potential saving with electricity from coal-fired power stations would be around five million tons of carbon dioxide emissions per year. Assuming a mix of electricity sources similar to that obtained by SKF factories world-wide, the potential saving in CO_2 emissions would be around 900 000 tons per year, compared with emissions of around 540 000 tons of CO_2 from the energy used by SKF to manufacture all its products in 2004. The LCA showed therefore that there is a potential to reduce the CO_2 emissions associated with energy consumption in service by more than the amount of emissions generated by the bearing manufacture, giving the potential for an overall positive environmental impact from the use of SKF Explorer bearings.

This LCA calculation is intended to give only an indication of the potential energy savings possible, assuming service conditions which are shown in Table 2, and assuming that all Explorer customers utilized the full potential for downsizing and lubricant viscosity reduction.

Energy and hydrocarbon use

The total consumption of electrical energy at all SKF manufacturing units in 2005 was 1 660 GWh (see table 3); about 11% less than in 2004. This was due mainly to the Ovako steelmaking units leaving SKF. These were more energy-intensive than other SKF units. However, production volumes for the Group increased by 1% in 2005 despite the Ovako exchange transaction.

Cutting carbon dioxide emissions

SKF has since 2001 monitored the level of carbon dioxide (CO_2) emissions associated with its manufacturing operations. Carbon dioxide is a gas found naturally in the Earth's atmosphere, but is generated also by burning of most fuels. Excessive generation of CO_2 is considered to be a contributor to "global warming".

The Life Cycle Analysis (LCA) conducted on SKF bearings in 2001 by Chalmers University, Sweden, concluded that the main source of carbon dioxide emissions associated with SKF operations resulted from energy consumption: electricity, district heat, and heating fuels. The majority of such emissions are generated by the energy suppliers and not directly by SKF, but are monitored by the Group due to their environmental impact. Table 4 shows the CO_2 emissions generated by energy suppliers (indirect emissions) and by SKF units (direct emissions).

New environmental targets

SKF has for some years run energy reduction programmes at all units. To increase further the emphasis on energy saving, a Group target for reduction of carbon dioxide emissions was introduced in 2002, with the aim of reducing the level of CO_2 emissions by 10% by 2007, based on the level of emissions and production volume in 2002.

In 2005, the production volume for the Group increased by 1% compared with 2004, while the level of CO_2 emissions decreased by 7%. This reduction was due to increased energy efficiency, but affected also by the Ovako steelmaking units leaving SKF. However, while steelmaking is energy intensive, the electricity used by Ovako operations in Sweden was generated mainly by hydro power stations, resulting in a low intensity of carbon dioxide emissions: around 5 tons of CO_2 per GWh of electricity, compared with the average for the SKF Group of around 170 tons of CO_2 per GWh of electricity consumed.

Comparing 2005 with the CO_2 target's base year of 2002, production levels have increased by 15%, while emissions have decreased by 13% in the same period. The 2007 target for reduction of CO_2 emissions by 10% was thus exceeded in 2005. The Group has therefore issued a new target for 2006 onwards: a reduction in CO_2 emissions of at least 5% each year, compared with the preceding year, even if production volumes increase. Adjustments are to be made for acquisitions and divestments. This target is part of a new environmental strategy for SKF, called BeyondZero™.

Table 2: Operating conditions assumed for 2005 Life Cycle Analysis on SKF Explorer.

M (total frictional moment) = Mrr (rolling frictional moment)
P (equivalent dynamic bearing load) = C (dynamic capacity) / 10
P = Fr (radial load) only
Fa (axial load) = 0
k (viscosity ratio) = 3
Operating speed = reference speed / 2
Operating time = 2 000 hours/year (based on 8 hours/day, 5 days/week, 50 weeks/year)
No frictional effect of seals considered
Lubricant is oil in all cases

Table 3: Total consumption of electrical energy, fossil fuels and other hydrocarbons in 2002-2005 for the SKF Group.

	Units	2005	2004	2003	2002
Electrical energy	GWh	1 660	1 860	1 770	1 730
Fuel oil	tons	9 190	13 310	15 000	13 250
Natural gas	1 000m³ (std)	41 760	39 460	42 350	45 150
Coal[1]	tons[2]	6 270	11 460	10 240	9 860
Liquefied petroleum gas	tons	11 080	18 220	17 670	17 430
Oils	tons	11 960	11 880	10 600	10 800
Grease	tons	1 780	1 750	1 450	1 420
Synthetic rubber	tons	4 710	4 530	4 530	4 760
Solvents	tons	2 010	2 030	2 040	2 260
Production volume change	%	+1	+8	+3	

[1] Coal (carbon) was used by SKF as an alloying element in steel production, not as a fuel.
[2] Only metric tons are used in this report.

Table 4: Carbon dioxide emissions associated with energy consumption by SKF.

	CO_2 equivalent, tons CO_2			
Energy source	2005	2004	2003	2002
Emissions generated by energy suppliers to SKF				
Electricity	285 600	291 040	313 990	313 800
Heating energy	61 070	66 850	67 420	64 790
Total	**346 670**	**357 890**	**381 410**	**378 590**
Emissions generated directly by SKF units				
LPG	33 250	54 660	53 020	52 310
Fuel oil	29 410	42 580	47 990	42 400
Natural gas	83 530	78 930	84 700	90 310
Total	**146 190**	**176 170**	**185 710**	**185 020**
Total emissions generated by SKF and energy suppliers	**492 860**	**534 060**	**567 120**	**563 610**
Production volume change %	+1	+8	+3	

All figures are accurately calculated and then rounded down/up.



SKF Sverige, in Göteborg, Sweden, reduced carbon dioxide emissions in 2005 by installing a heat recovery system on the factory roof.

BeyondZero™ explained

In recent years, many manufacturing industries have focused on reducing their negative environmental impacts, with a few companies aiming even for zero negative impact. SKF aims to go beyond this traditional practice of reducing negative impacts towards zero, by ensuring that the Group's operations can provide an overall positive impact on the environment. For example; as well as reducing energy consumption and carbon dioxide emissions from SKF's manufacturing operations, the Group aims to improve the environmental performance of customers, by using low-friction technology to reduce their energy consumption, with associated reduction of carbon dioxide emissions. By ensuring that the positive environmental benefit to customers outweighs any negative impact from SKF manufacturing operations, the overall impact is positive: that is, beyond zero. The Group's progress with the BeyondZero strategy will be reported, in future editions of the SKF Sustainability Report.

Cutting emissions in Sweden

An example of a successful programme in 2005 for reducing carbon dioxide emissions from manufacturing operations is provided by SKF Sverige AB, in Göteborg. The factory has complex systems for ensuring that the working environment is safe and healthy, including the provision of clean air at all workstations. Fresh air pumped into the factory is heated in winter to provide comfortable working conditions, and is balanced by an equal amount of exhaust air pumped out of the factory, after filtering, into the atmosphere. A new heat recovery system was installed in 2005, to remove heat from the exhaust air, and give an energy saving of around 2 000 MWh, corresponding to a reduction of carbon dioxide emissions of around 380 tons per year.

Materials

Bearing and seal production account for most manufacturing in SKF. The main raw material for bearings is steel, which is derived almost entirely from steel scrap (recycled steel). A small percentage of other materials, such as lime and ferroalloys, is added at the steel mill. Impurities are then removed, leaving an ultra-clean steel suitable for production of high quality bearings.

The BeyondZero concept is illustrated here. While negative environmental impacts are reduced towards zero, SKF aims also to increase the positive impacts of the Group's products and services, so that the overall environmental impact is positive: that is, beyond zero.



Positive impact
Positive balance
0
Negative impact

Table 5: Recycling[1] percentages for main residual products.

Material	Total quantity 2005	Recycling % 2005	Recycling % 2004	Recycling % 2003	Recycling % 2002
Turning chips	99 900 tons	100	100	100	100
Grinding swarf	25 060 tons	64	62	66	58
Other metal scrap	131 460 tons	100	100	100	100
Used oil	5 310 tons	93	75	73	69
Paper and carton[2]	3 470 tons	98	92	92	90

[1] Incineration is considered as recycling if it includes energy recovery.
[2] The quantity is probably somewhat underestimated, because some paper is discarded together with miscellaneous waste.

Table 6: Environmental indicators reported by SKF.

Material	Indicator
Raw material-metal	Quantity consumed
- rubber	Quantity consumed
Turning chips	Quantity generated
	% recycled
Other metal scrap	Quantity generated
	% recycled
Grinding swarf	Quantity generated
	% recycled
Used oil	Quantity generated
	% recycled
Paper and carton	Quantity generated
	% recycled
Water	Quantity consumed
Heating energy	Quantity consumed
Heating energy - Co_2 equivalent	Quantity
Electricity	Quantity consumed
Electricity - Co_2 equivalent	Quantity
Fuel oil	Quantity consumed
Natural gas	Quantity consumed
Carbon	Quantity consumed
LPG	Quantity consumed
Alcohols	Quantity consumed
Solvents	Quantity consumed
Oils	Quantity consumed
Grease	Quantity consumed
PCB on site	Present on site: Yes/No
Ozone depleters - Class I	Quantity consumed
Ozone depleters - Class II	Quantity consumed
Waste to Landfill	Quantity



SKF France S.A., at Saint Cyr sur Loire, helped the Group to reduce water consumption, and improve recycling levels, in 2005.

The total quantity of steel used for all SKF production in 2005 was 881 300 tons, down from 1 174 800 tons in 2004. This reduction was due mainly to the Ovako exchange transaction.

The main raw materials at the seal manufacturing plants are steel and rubber (mainly synthetic).

Water

Water consumption in the Group during 2005 was 8.35 million cubic metres, compared with 9.68 million cubic metres in 2004. A downward trend in consumption has been evident since 2001, reflecting the Group's water conservation activities.

Waste Management

Practically all metal scrap from SKF operations, totalling about 230 000 tons in 2005, is recycled. The recycling percentages for the main residual products are shown in Table 5.

All SKF units aim to minimize waste and increase recycling, both for environmental and cost reasons. Some examples of successful waste minimization programmes in 2005 are given here.

Increased recycling around the world

SKF France S.A., at St Cyr sur Loire, installed new equipment in 2005 to separate oil-contaminated water, from machining processes, into clean water and oil for recycling. The equipment is designed to reclaim around 2 500 tons of waste water each year; with a payback time for the equipment of less than two years.

In the United States, a project team at SKF USA Inc., in Gainesville, Georgia, perfected a process for recycling of quenching oil, used in heat treatment operations. The project saved around 9 400 litres of oil in 2005, helping the Group to achieve a recycling level for oil of 93%: the highest level recorded by SKF for any year.

It is Group policy to eliminate landfilling of waste where possible, and many SKF units achieved this target in 2005. For example, SKF Logistics Services, in Tongeren, Belgium reduced waste sent to landfill from 52 tons in 2004 to nil in 2005.

Compliance

All countries in which the SKF Group operates now have similar strict legislation in the areas of environment, health and safety. The main difference between countries is the extent to which this legislation is enforced. It is SKF policy to ensure the highest standards of legal compliance, regardless of a unit's location and the level of enforcement by EHS authorities.

The Group had one minor noncompliance with environmental regulations in 2005. This occurred at the SBB bearing factory in Karnare, Bulgaria, and concerned discharged waste water. A new waste water treatment plant is being installed to prevent a recurrence.

Clean-Up Actions

SKF's manufacturing operations are designed to prevent environmental pollution. Like other long-established industrial companies SKF is involved in some remediation projects, resulting from historical activities. For ongoing remediation projects relevant provisions have been made.

Before any acquisition, an environmental due diligence assessment is conducted to identify whether a clean-up is required. Potential liabilities identified by a preliminary (Phase I) investigation may be subjected to a further (Phase II) investigation. SKF conducts similar environmental assessments also before divesting property.

Landfills

Many SKF factories have disposed of various wastes at approved landfills. Because of stricter laws and regulations – some with retroactive effect – concerning landfill disposal, a few SKF companies are currently involved in clean-up of old landfills, most of which have not been used for many years. The majority of these cases concern so-called Superfund sites in the United States. In most of these cases SKF USA was one of many companies contributing to the waste disposal at the landfill in the past, and in general the SKF share is very low – a few percent or less. Relevant provisions have been made to cover these costs.

Environmental Performance Data

Environmental performance data for all SKF factories can be viewed on the Internet; see inside back cover for details. The indicators monitored and reported by the Group are shown in Table 6.

Social performance

Human Resources
As the world's leading supplier of bearings and related products and services, SKF must attract, develop and retain the best people in the industry. The proportion in full-time employment was 96% in 2005, while the average retention rate of employees was 96%.

Developing people and the business
SKF want to be an attractive employer, offering fulfilling careers, with opportunities for development and progression.

An internal resource for employee development is the SKF College, which provides leadership training to managers who have international potential. Training programmes include the International Management Programme (IMP), designed to introduce promising managers to the international aspects of SKF. Around 100 managers attend each year.

The Global Leadership Programme, run by the College, is for managers who have received IMP training previously, and are judged to have the potential to run a business unit within five years. Candidates for training must pass a rigorous selection process, which results in around 12 participants each year. They attend modules of facilitated learning, coaching and mentoring; and visit SKF business units to practice newly-learnt management skills.

World Works Council
SKF operates both a World Works Council and a European Works Council. At the council meetings, representatives for the employees meet with Group Management to discuss matters of importance to the Group and its employees. A meeting of the World Works Council was held at Schweinfurt, Germany, in 2005; the 2006 meeting will be in Shanghai, China.

Working with local communities
An international company can contribute to the regions in which it operates; both nationally through the payment of taxes and social charges; and locally, by providing employment, training, and other social benefits. In addition, SKF units around the world are involved in numerous projects to assist local communities with social development. An example is provided by SKF's bearing factory in Tortuguitas, Argentina.

SKF Argentina S.A. is a supporter of the Garraham Foundation, a children's hospital in Buenos Aries. The hospital is an international centre of excellence in pediatrics, treating around 30 000 children each month, including those from bordering countries such as Brazil and Paraguay. SKF's support to the hospital provides also an environmental benefit. This is because the factory segregates all its waste paper and card for recycling and, together

SKF managers are shown here attending the International Management Programme (IMP), a training programme which deepens their knowledge of the Group's global operations.





SKF opened a Sports Academy, in Pune, India, in 2005. Seen here with local children at the acedemy is Rakesh Makhija, Managing Director of SKF India.



SKF is a sponsor of the Gothia Cup, the world's largest football tournament for boys and girls.



SKF GmbH, in Schweinfurt, Germany hosted an Open Day for the local community in 2005, which raised money for local charities.

with other factories in the district, sends it to the hospital, which sells it and puts the funds towards care of the children.

Support for local children is provided also by SKF India Limited, which in 2005 launched the SKF Sports Academy, for schoolchildren in the municipality of Pimpari-Chinchwad, where the Group has a bearing factory. The academy (the first of its kind in SKF) creates an opportunity for local children to develop their sporting skills, through specialised coaching and resources; and gives the factory an early partnership with young people who could become future customers or employees.

This link with the future was the basis also for SKF's decision in 2005 to become a main partner of the Gothia Cup: the world's largest football tournament for boys and girls. This partnership allows SKF to support today's young people while reaching out to tomorrow's employees, customers and other stakeholders.

Family Day at Schweinfurt

SKF GmbH, in Schweinfurt, Germany opened its doors to the local community in June 2005, when employees and their families were invited to tour the factory and enjoy a day of entertainment. Around 12 000 people visited the company, and, through voluntary payment for refreshments, raised money for two local charities: the Saint Josef Hospital in Schweinfurt; and the Regenboden Department for Children with Cancer, in Würzburg.

Code of Conduct

The SKF Code of Conduct is a code of business ethics, which includes policies covering responsibilities towards employees and such issues as equality of opportunity, human rights, freedom of association, and health and safety. The Group strives particularly for diversity in its various work teams.

During 2004 SKF introduced a procedure for internal verification of compliance by all units with the Code of Conduct. Units are inspected at two-year intervals by a corporate audit team. Compliance audits were completed in 2005 at 14 units in Europe, and at facilities in China, India, Mexico, South Africa, and the US. The audits showed excellent compliance generally at these units. In one case a discrepancy was found, and corrected promptly.



Wolfgang Gollbach (left), Human Resources Director for SKF GmbH, presents Dr. Susanne Röder, St Josef Hospital, Schweinfurt and Elisabeth Hartleib, of the Regenbogen Department for Children with Cancer, Würzburg, with money raised during the bearing factory's Open Day. Seen on the right is Ernst Lang, Head of Works Council, SKF GmbH.


Safety
Safety
SKF

Awards from the State Government of Oklahoma, presented in 2005 to SKF Sealing Solutions in Hobart, Oklahoma, US, for excellent safety performance.



The first SKF "Zero Accidents Award" for five consecutive years of accident-free working, was awarded in 2005 to the Service Division of SKF (U.K) Limited, Luton, England. Seen here with the award are Mike Neal, UK Director, Service Division (left), and Michael Abbott, Director of Corporate Sustainability.

Further information

A summary of further information on SKF's social performance is provided in Table 7.

Health and Safety

SKF introduced a "Zero Accidents" initiative in 2000, and many units in the Group achieved the target of zero incidents of work-related injury and illness in 2005. The Group's progress towards zero accidents is shown in Chart 1 and Table 8.

Zero Accidents explained

Zero Accidents is a commitment to accident-free workplaces, based on the premise that every work-related injury and illness can be prevented. The focus of the initiative is therefore on accident prevention rather than accident reduction.

The Zero Accidents strategy requires all units to report work-related accidents and injuries to the Steering Group on a regular basis, with the results being monitored by Group Management. This allows Corporate and Divisional staff to focus improvement efforts on those units which may benefit most from the expertise within SKF.

SKF believes there is no acceptance level for accidents above zero, and the Zero Accidents initiative breaks with traditional practice in industry in having no intermediate targets for accident reduction.

While the Zero Accidents initiative applies to all units and employees in the Group, monitoring of accidents is focused on the higher risk areas such as factories, logistics centres and customer service units. Those units involved in sales and administration only are excluded, as the safety risks are relatively low in these areas.

The accident rate for the Group is calculated using the formula:

Accident Rate = R x 200 000 / H
where R = number of recordable accidents, and H = total hours worked.

This formula is provided by the US Occupational Safety and Health Administration (OSHA).

Table 7: A summary of social performance data for the SKF Group.

SKF Data	
Percentage of units with independent trade unions	70 %
Percentage of units with joint health and safety committees	99 %
Units with HIV/AIDS programs	9
Percentage of units with women in senior management positions	68 %
Percentage of units with freedom of association policy allowing collective bargaining	100 %
Noncompliances with child labour laws	0
Registered grievances for forced/compulsory labour	0

Table 8: Health and safety statistics for the SKF Group.

Parameter	Result 2005	2004	2003	2002	2001
Number of reporting units[1]	192	171	162	151	143
Number of units with zero accidents for one year minimum	80	59	58	49	39
Number of units qualifying for "Zero Accidents Award"[2]	55	36	42	32	21
Number of "recordable" accidents in the Group	646	833	910	1 175	1 517
Accident rate[3]	2.06	2.69	3.0	3.98	4.96
Number of employees (registered)[4]	37 454	39 867	38 700	39 739	38 091

[1] Monitoring of service units increased during 2003-2005
[2] Requires minimum of 50 000 hours worked in accident-free year to qualify.
[3] Accident rate is the average for monitored units within the Group. Some sales and administration offices are not monitored by the Zero Accidents program, as the safety risks are relatively low in these areas.
[4] Includes all sales and administration offices.

Chart 1: Accident rate for the SKF Group since 1999:
the year prior to the start of the Zero Accidents programme in 2000.


8
6
4
2
0
1999
2000
2001
2002
2003
2004
2005

Note: Accident rate is the average for monitored units within the Group. Some sales and administration offices are not monitored by the Zero Accidents program, as the safety risks are relatively low in these areas.

Continuing progress towards zero accidents

The Group's progress towards zero work-related illness and injuries is shown by Chart 1. The accident rate has fallen by over 75% compared with 1999, the year before the start of the Zero Accidents programme.

During 2005, training in effective techniques for accident investigation was given to Departmental Managers at all SKF factories and logistics centres around the world.

Recognition for excellence

The Group introduced a Zero Accidents Award in 2001, to highlight excellent performance in health and safety management. The award is given to SKF units which achieve one year without a work-related injury or illness. A Silver Award is achieved after two years, with a Gold Award for three years of accident-free working. A minimum of 50 000 production hours per year must be worked for a unit to qualify for an award.

A total of 55 SKF units achieved the Zero Accidents Award in 2005. This includes 15 units receiving Gold Awards for a minimum of three consecutive years of accident-free working. Of these, four had worked for five years without a recordable accident. A list of award winners is available on the internet; see inside back cover.

Information for customers

Information on safety precautions for the handling and installation of SKF products is available in the SKF Bearing Maintenance Handbook, available from SKF sales offices.

Glossary

Carbon dioxide – A common gas with the chemical formula CO_2. This gas is generated in various processes in nature and in combustion of most fuels. CO_2 contributes to the global greenhouse effect.

EHS – Environment, health and safety.

Elastomer – Synthetic rubber.

Ferroalloy – Alloy containing iron and one or more other metals. Used as a raw material in steel mills for obtaining the desired composition of the steel.

Gigawatt hour (GWh) – One million kilowatt hours (kWh). Measure of electrical energy quantity.

Global warming – Increase in the average temperature world-wide, believed to be due to the greenhouse effect.

Greenhouse effect – The effect of certain gases when reaching the atmosphere to cause a reduction of heat radiation from the earth, thereby probably causing global warming.

Grinding swarf – Debris from grinding operations. Contains particles from the ground component and the grinding wheel, and some of the coolant used.

Landfill – Designated area for disposal of waste.

Life cycle analysis – Systematic analysis of all environmental impacts of a product during its entire life cycle, i.e. from raw material to end-of-life product recovery or disposal.

Lime – Calcium oxide. Produced from limestone (common mineral) and used extensively as a slag forming agent in the steel industry.

Linear products – Precision manufactured components, units and systems for linear movements.

Liquefied Petroleum Gas (LPG) – Propane, butane or similar hydrocarbon gas, compressed to liquid form.

Lubricant – Grease, oil or other substance to facilitate the motion of surfaces relative to each other, e.g in a bearing.

Remediation – Clean-up and restoration of a contaminated site.

Residual product – Other product than the main product from a production process. It may or may not have a net value. Residual products without a positive net value are wastes.

Superfund site – Old landfill or plant site in the United States with soil or groundwater contamination, subject to a remediation programme according to a federal law. Remediation funding is provided by those who contributed to the contamination.

AccountAbility AA1000 Assurance Standard

SKF has chosen to submit its Sustainability Report 2005 to a limited review in accordance with AA1000 Assurance Standard, as part of the Group's aim for continual improvement in all areas of sustainability.

AA1000 Assurance Standard

AA1000 is an internationally recognised standard for assessing, verifying and strengthening an organisation's sustainability reporting. The AA1000 Assurance Standard is designed to be consistent with, and to enhance, the GRI Sustainability Reporting Guidelines. The standard requires the independent auditors to assess a sustainability report against three main principles:

Principle 1: Materiality

This principle requires the independent auditors, as part of the limited review process, to evaluate the extent to which SKF has included all the information on its sustainability performance that is required by its major stakeholders in order for them to be able to make informed judgments, decisions and actions.

Principle 2: Completeness

This principle requires the independent auditors, as part of the limited review process, to evaluate the extent to which SKF can identify and understand material aspects of its sustainability performance.

Principle 3: Responsiveness

This principle requires the independent auditors, as part of the limited review process, to evaluate whether SKF responds to stakeholder concerns, policies and relevant standards, and communicates these responses adequately in the sustainability information.

Statement of limited review

To the readers of SKF's sustainability report:
At the request of AB SKF, we have performed a limited review of SKF's sustainability report 2005. The sustainability report is presented on pages 107-118 of the SKF Annual Report 2005 including Sustainability Report, and on SKF's website on the Internet in "Information on the Annual Report 2005 including Sustainability Report", in the form of environmental performance data, Zero Accidents Award winners and compliance with GRI Guidelines (http://investors.skf.com/ri5/).

Our engagement consisted of performing a limited review of quantitative and qualitative information in the sustainability report. The purpose of our limited review is to express whether we have found any indications that the sustainability report is not, in all material respects, drawn up in accordance with the criteria stated below. The limited review has been performed in accordance with FAR's (the institute for the accountancy profession in Sweden) draft standard on independent limited reviews of voluntary separate sustainability reports and AccountAbility's AA1000 Assurance Standard.

In accordance with the AA1000 Assurance Standard, we confirm that we are independent of AB SKF and impartial in relation to SKF's stakeholders.

SKF Group Management is responsible for managing activities regarding environment, health, safety, quality, and sustainable development, as well as the sustainability report. SKF Group Management approved the sustainability report in January 2006. Our task is to express an opinion on the sustainability report based on our limited review.

The sustainability report has been prepared based on applicable parts of the 2002 version of the "Sustainability Reporting Guidelines" issued by the Global Reporting Initiative (GRI) and specific measurement and reporting principles developed and stated by the Group. Together these form the criteria used in the course of performing our limited review procedures.

The scope of our limited review included the following activities:

- Interview with the CEO concerning the Group's sustainability activities with a special focus on business risks related to these issues.
- Discussions with management representatives on the compilation of sustainability data and information, and on the process of developing the sustainability report.
- Review of information on the scope and limitations of the content of the sustainability report.
- Sample-based testing of the reliability of SKF's systems and routines for registration, accounting and reporting of sustainability performance data and information.
- Review of SKF's principles for reporting sustainability information.
- Pre-announced visits to SKF sites in Pune, Gothenburg, Schweinfurt and Elgin. Interviews with local management and key sustainability personnel in order to ensure that sustainability performance data are reported, in all material respects, in a uniform manner and in accordance with the reporting principles.
- Review of underlying documentation, on a test basis, to assess whether the information in the sustainability report is based on that documentation.
- Interviews with certain external and internal stakeholders to verify that SKF responds to important stakeholders' concerns in publicly available sustainability information.
- Review of the report on compliance with legislation, permits and conditions related to sustainability.
- Overall assessment of the sustainability report to form an opinion as to whether the reported information, in all material respects, reflects stakeholder requirements regarding sustainability information.
- Review to ascertain that the contents of the sustainability report does not contradict other information in the SKF Annual Report 2005 including Sustainability Report.
- Discussion with management representatives regarding the results of our limited review.

Based on our limited review procedures, nothing has come to our attention that indicates that SKF's sustainability report 2005 has not, in all material respects, been prepared in accordance with the above stated criteria.

KPMG Bohlins AB
Göteborg 26 January 2006

Thomas Thiel
Authorized Public Accountant

Henrik Dahlström
Sustainability Assurance Specialist

Management

Management as of 31 December 2005
** member of the Group Executive Committee*

Tom Johnstone*
President and Chief Executive Officer
Born 1955
Employed since 1977
Shareholding in SKF: 15 068 and 110 969 stock options
Board member: AB Electrolux

Tore Bertilsson*
Executive Vice President, AB SKF and Chief Financial Officer
Born 1951
Employed since 1989
Shareholding in SKF: 8 000 and 84 841 stock options
Board member: Trygg-stiftelsen, Ågrenska AB and Momentum Maintenance Supply AB

Christer Gyberg
Executive Vice President, AB SKF, President, SKF GmbH, Schweinfurt and Group Supply Chain, IT and Purchasing
Born 1947
Employed since 1972
Shareholding in SKF: 28 000
Board member: Centaur Utveckling AB

Henrik Lange*
President, Industrial Division
Born 1961
Employed 1988-2000 and since 2003

Phil Knights*
President, Service Division
Born 1948
Employed 1987-1993 and since 1996.
Shareholding in SKF: 8 400 and 84 841 stock options
Board member: Endorsia.com International AB and CoLinx, LLC

Tryggve Sthen*
President, Automotive Division
Born 1952
Employed since 2003

Giuseppe Donato*
President, Electrical Division
Born 1944
Employed since 1979

Kaj Thorén*
President, Aero and Steel Division
Born 1944
Employed since 1975
Shareholding in SKF: 20 204 and 68 773 stock options
Board member: Tradex Converting AB, The Association of Swedish Engineering Industries, Billes Tryckeri AB and Alecta.


Tom Johnstone


Tore Bertilsson


Christer Gyberg


Henrik Lange


Phil Knights


Tryggve Sthen


Giuseppe Donato


Kaj Thorén


Carina Bergfelt


Lars G Malmer


Eva Hansdotter


Tommy G Klein


Sten Malmström

Carina Bergfelt
General Counsel
Born 1960
Employed since 1990
Shareholding in SKF: 51 355 stock options
Board member: The Association of Exchange-listed Companies

Lars G Malmer
Senior Vice President, Group Communication
Born 1943
Employed since 1974
Shareholding in SKF: 10 268 and 51 355 stock options
Board member: West Sweden Chamber of Commerce and Industry, International Council of Swedish Industries and Chalmers Teknikpark

Eva Hansdotter
Senior Vice President, Group Human Resources and Sustainability
Born 1962
Employed since 1987
Shareholding in SKF: 8 710 stock options

Tommy G Klein
Senior Vice President, Group Business Development and Six Sigma
Born 1947
Employed since 2005
Shareholding in SKF: 680
Board member: Endorsia.com International AB

Sten Malmström
SKF USA Inc.
Born 1943
Employed since 1973
Shareholding in SKF: 6 108
Board member: The Swedish-American Chamber of Commerce and Manufacturers Alliance/MAPI

Management as from 1 January, 2006
* member of the Group Executive Committee

Tom Johnstone*
President and Chief Executive Officer

Tore Bertilsson*
Executive Vice President, AB SKF and Chief Financial Officer

Christer Gyberg
Executive Vice President, AB SKF, President, SKF GmbH, Schweinfurt and Group Supply Chain, IT and Purchasing

Henrik Lange*
President, Industrial Division

Phil Knights*
President, Service Division

Tryggve Sthen*
President, Automotive Division

Giuseppe Donato
Senior Vice President

Kaj Thorén
Senior Vice President

Carina Bergfelt
General Counsel

Lars G Malmer
Senior Vice President, Group Communication

Eva Hansdotter
Senior Vice President, Group Human Resources and Sustainability

Tommy G Klein
Senior Vice President, Group Business Development and Six Sigma

Seven-year review of the SKF Group

Amounts in millions of Swedish kronor unless otherwise stated	1999	2000	2001	2002	2003	2004	**2005**
Income statements							
Net sales	36 693	39 848	43 370	42 430	41 377	44 826	**49 285**
whereof Sweden	1 674	1 850	1 793	1 924	2 010	2 228	**2 061**
Operating expenses	-34 576	-36 363	-39 852	-38 480	-38 189	-40 461	**-44 215**
Other operating income and expenses, net	403	182	104	40	100	72	**85**
Profit/loss from jointly controlled and associated companies	–	7	12	32	19	-3	**172**
Operating profit	2 520	3 674	3 634	4 022	3 307	4 434	**5 327**
Financial income and expense, net	-751	-672	-514	-480	-506	-347	**-74**
Profit before taxes	1 769	3 002	3 120	3 542	2 801	4 087	**5 253**
Taxes	-650	-1 001	- 909	-1 055	-703	-1 111	**-1 646**
Net profit	1 119	2 001	2 211	2 487	2 098	2 976	**3 607**
Attributable to:							
Shareholders of AB SKF	1 111	1 962	2 167	2 466	2 042	2 926	**3 521**
Minority interest	8	39	44	21	56	50	**86**
Balance sheets							
Intangible assets	2 190	1 833	1 810	1 667	1 814	1 797	**2 445**
Property, plant and equipment	13 074	13 089	13 599	12 418	11 138	11 012	**11 119**
Non-current financial and other assets	1 114	1 404	1 814	1 762	836	803	**2 263**
Inventories	8 640	9 262	9 113	8 987	8 429	8 985	**9 931**
Current financial assets	1 976	3 481	5 387	5 530	6 342	3 565	**5 072**
Other current assets	7 906	8 515	8 711	8 313	7 993	8 852	**9 519**
Total assets	34 900	37 584	40 434	38 677	36 552	35 014	**40 349**
Shareholders' equity [1]	11 765	14 061	16 815	16 935	15 852	17 245	**18 233**
Provisions for pensions/post employment benefits	6 478	6 746	7 044	6 076	7 885	4 655	**4 916**
Deferred tax liabilities	1 293	1 283	1 430	1 859	1 124	1 091	**1 092**
Other provisions	2 795	3 046	3 429	3 271	2 371	1 927	**2 210**
Loans	5 976	4 968	3 541	2 409	1 618	1 116	**4 296**
Other liabilities	6 593	7 480	8 175	8 127	7 702	8 980	**9 602**
Total shareholders' equity, minority interest, provisions and liabilities	34 900	37 584	40 434	38 677	36 552	35 014	**40 349**
Key figures (in percentages unless otherwise stated)							
Return on total assets	7.5	10.9	9.9	11.0	9.5	12.7	**14.5**
Return on capital employed	11.2	16.2	14.9	17.1	13.9	19.0	**21.8**
Return on shareholders' equity	10.2	16.0	14.3	15.6	13.4	17.9	**20.7**
Operating margin	6.9	9.2	8.4	9.5	8.0	9.9	**10.8**
Turnover of total assets, times	0.99	1.09	1.08	1.07	1.10	1.24	**1.28**
Portion of risk-bearing capital	38.0	41.7	46.3	49.4	46.4	52.4	**47.9**
Equity/assets ratio	33.7	37.4	41.6	43.8	43.4	49.3	**45.2**
Investments and employees							
Additions to property, plant and equipment	1 230	1 388	1 403	1 442	1 379	1 401	**1 623**
whereof Sweden	211	304	233	145	245	224	**164**
Research and development expenses	756	710	871	767	750	784	**837**
Patents - number of first filings	129	144	171	158	151	189	**176**
Average number of employees	40 747	39 557	37 636	38 609	37 632	38 502	**37 454**
whereof Sweden	5 353	5 219	4 884	4 614	4 673	4 686	**2 932**
Number of employees registered at December 31	40 637	40 401	38 091	39 739	38 700	39 867	**38 748**
Salaries, wages and social charges	13 068	13 608	14 812	14 321	14 612	14 389	**14 926**
whereof Sweden	2 317	2 360	2 375	2 243	2 509	2 506	**2 221**

[1] Minority interest has been reclassified to equity for years 1999 to 2002 to conform with IFRS classification in 2003 to 2005.

The years 2003 and 2004 have been restated according to IFRS. Years prior to these are reported according to Swedish GAAP.

For a description of the transition to IFRS see Note 32.

Three-year review of the SKF divisions/segments

Amounts in millions of Swedish kronor unless otherwise stated	Full year 2003	Full year 2004	1/05	2/05	3/05	4/05	Full year 2005
Industrial Division							
Net sales	9 665	10 785	3 054	3 327	3 110	3 282	**12 773**
Sales incl. intra-group sales	15 139	16 640	4 496	4 960	4 745	4 982	**19 183**
Operating profit	1 456	1 585	453	506	509	465	**1 933**
Operating margin	9.6%	9.5%	10.1%	10.2%	10.7%	9.3%	**10.1%**
Assets and liabilities, net	5 716	6 711	7 053	7 358	7 554	7 870	**7 870**
Registered number of employees	10 649	11 609	11 439	11 490	12 502	12 530	**12 530**
Service Division							
Net sales	12 947	14 115	3 418	4 021	4 092	4 464	**15 995**
Sales incl. intra-group sales	14 307	15 554	3 766	4 423	4 477	4 867	**17 533**
Operating profit	1 414	1 688	398	511	583	586	**2 078**
Operating margin	9.9%	10.9%	10.6%	11.6%	13.0%	12.0%	**11.9%**
Assets and liabilities, net	2 687	3 016	3 117	3 544	3 283	3 261	**3 261**
Registered number of employees	4 469	4 617	4 662	4 733	4 737	4 804	**4 804**
Automotive Division							
Net sales	13 344	14 054	3 631	4 047	3 707	3 761	**15 146**
Sales incl. intra-group sales	14 804	15 679	4 062	4 568	4 182	4 209	**17 021**
Operating profit	471	612	159	31	170	92	**452**
Operating margin	3.2%	3.9%	3.9%	0.7%	4.1%	2.2%	**2.7%**
Assets and liabilities, net	5 912	5 826	6 505	6 730	6 567	6 627	**6 627**
Registered number of employees	9 608	9 762	9 684	9 635	9 543	9 506	**9 506**
Electrical Division							
Net sales	1 833	1 931	539	540	514	509	**2 102**
Sales incl. intra-group sales	6 459	6 824	1 779	1 902	1 827	1 918	**7 426**
Operating profit	172	297	74	123	145	15	**357**
Operating margin	2.7%	4.4%	4.2%	6.5%	7.9%	0.8%	**4.8%**
Assets and liabilities, net	2 492	2 324	2 467	2 629	2 651	2 556	**2 556**
Registered number of employees	7 615	7 517	7 520	7 593	7 591	7 648	**7 648**
Aero and Steel Division							
Net sales	3 551	3 874	1 213	783	589	613	**3 198**
Sales incl. intra-group sales	6 016	6 584	1 906	1 307	937	986	**5 136**
Operating profit/loss	-179	206	146	191	75	51	**463**
Operating margin	-3.0%	3.1%	7.7%	14.6%	8.0%	5.2%	**9.0%**
Assets and liabilities, net	2 850	2 744	2 860	2 636	2 724	2 801	**2 801**
Registered number of employees	4 978	4 993	4 798	2 801	2 821	2 839	**2 839**

Previously published amounts have been reclassified to conform to the Group structure in 2005 as well as IFRS. The structural changes include business units being moved between the divisions as well as some previously unallocated items being moved to divisional responsibility. Restated financial figures according to the new organization as of January 2006, will be published on the Group's website www.skf.com (Investors) during March 2006.

General information

Annual General Meeting
The Annual General Meeting will be held at SKF Kristinedal, Byfogdegatan 4, Göteborg, Sweden, at 3.30 pm on Tuesday, 25 April 2006.

For the right to participate in the meeting, shareholders must be recorded in the shareholders' register kept by VPC AB by Wednesday 19 April 2006; and must notify the company before 12 noon on Wednesday 19 April 2006 via the Internet, www.skf.com, or by letter to
AB SKF
Group Legal
SE-415 50 Göteborg
Sweden
or by fax +46 31 337 16 91
or by tel +46 31 337 25 50

When notifying the company, preferably in writing, this should include details of name, address, telephone number, registered shareholding and advisors, if any. Where representation is being made by proxy, the original of the proxy form shall be sent to the company before the date of the meeting.

Shareholders whose shares are registered in the name of a trustee must have the shares registered temporarily in their own name in order to take part in the meeting. Any such re-registration for the purpose of establishing voting rights shall take place by Wednesday 19 April 2006. This means that the shareholder should give notice of his/her wish to be included in the shareholders' register to the trustee in plenty of time before that date. A re-registration fee will normally be payable to the trustee.

Payment of dividend
The Board of Directors proposes a dividend of SEK 4.00 per share for 2005. 28 April 2006, is proposed as the record date for shareholders to be entitled to receive dividends for 2005. Subject to acceptance by the Annual General Meeting, it is expected that VPC AB will send out notices of payment on 4 May 2006.

Financial information and reporting
AB SKF will publish the following financial reports in 2006

Year-end report for 2005	26 January
Annual Report 2005	17 March
First-quarter report 2006	25 April
Half-year report 2006	14 July
Nine-month report 2006	17 October

The reports are available in Swedish and English. The financial reports are published on SKF's website on the Internet, www.skf.com (Investors/Reports). A subscription service for press releases and interim reports is available on the homepage under News/Subscribe.
Reports can also be ordered from
SKF Investor Relations
Anna Alte
SE-415 50 Göteborg
Sweden
tel +46 31 337 19 88
fax +46 31 337 17 22
e-mail skf.ir@skf.com

In accordance with US rules, AB SKF files an annual report on Form 20-F with the SEC (US Securities and Exchange Commission).

Contact persons:
Lars G Malmer
Senior Vice President, Group Communication
E-mail: lars.g.malmer@skf.com

Marita Björk
Head of Investor Relations
E-mail: marita.bjork@skf.com
www.skf.com (Investors)

SKF Group Headquarters
SE-415 50 Göteborg
Sweden
Telephone: +46 31 337 10 00
www.skf.com
Company reg.no 556007-3495

Michael Abbott
Director of Corporate Sustainability
SKF (UK) Limited
Sundon Park Road
Luton LU3 3BL
England
Telephone: +44 1582 496 388
E-mail: mike.abbott@skf.com

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF. Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF's latest 20-F report on file with the SEC (US Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

The following topics related to the SKF Annual Report 2005 including Sustainability Report are to be found at http://investors.skf.com/ri5/

- Articles of Association
- Code of Conduct
- Environmental policy
- Environmental performance data
- Zero accidents – award winners
- Production sites
- Compliance with GRI Guidelines

Production: Admarco. Printing: Falkenbergs tryckeri. Environmentally friendly printing.
Photo: Anna Hult (cover, page 1,106), Bertil Strandell (page 23-24, 120-121) and others.





Aktiebolaget SKF
SE-415 50 Göteborg, Sweden
Telephone +46 31-337 10 00
www.skf.com